As filed with the Securities and Exchange Commission on ^ February 4, 1999
                                                    Registration No. 333-^ 69239
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------
                         ^PRE-EFFECTIVE AMENDMENT NO. 1
                                    FORM S-1

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                            -----------------------
                              FLORIDAFIRST BANCORP
                              --------------------
               (Exact name of registrant as specified in charter)

        United States                    6035                   59-3545582
----------------------------       -----------------         -------------------
(State or other jurisdiction       (Primary SIC No.)         (I.R.S. Employer
of incorporation or                                          Identification No.)
organization)

              205 East Orange Street, Lakeland, Florida 33801-4611
                                 (941) 688-6811
                                 --------------
               (Address, including zip code, and telephone number,
              including area code, of principal executive offices)

                              Mr. Gregory C. Wilkes
                                    President
                              FloridaFirst Bancorp
              205 East Orange Street, Lakeland, Florida ^33801-4611
                                 (941) 688-6811
                                 --------------
            (Name, address and telephone number of agent for service)

                  Please send copies of all communications to:
                             Charles E. Sloane, Esq.
                           ^Gregory A. Gehlmann, Esq.
                               Ruel B. Pile, Esq.

                      MALIZIA, SPIDI, SLOANE & FISCH, P.C.
           1301 K Street, N.W., Suite 700 East, Washington, D.C. 20005

                  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED
                SALE TO THE PUBLIC: As soon as practicable after
                 this registration statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box [ ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

         If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[ ]

                         CALCULATION OF REGISTRATION FEE
---------------------------------------------------------------------------------------------
   Title of Each            Amount    Proposed Maximum   Proposed Maximum
Class of Securities         to be      Offering Price   Aggregate Offering      Amount of
 To Be Registered         Registered      Per Share            Price        Registration Fee
---------------------------------------------------------------------------------------------
Common Stock, $0.10 par   2,703,851        $10.00           $27,038,510        $7,516.71
---------------------------------------------------------------------------------------------

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS


Common Stock
                                       of
                              FloridaFirst Bancorp
                  ^(Holding Company for First Federal Florida)
                            ^ 205 East Orange Street
                          Lakeland, Florida 33801-4611
                                 (941) 688-6811



         No ^ stock will be sold if ^ FloridaFirst Bancorp does not receive orders for at least the minimum number of shares. The ^ deadline for ordering stock is __________ p.m. on March ____, 1999, unless extended. All funds submitted shall be placed in a deposit account at First Federal Florida until the shares are issued or the funds are returned.

         There is currently no public market for the stock. The stock is expected to be quoted on The Nasdaq Stock Market under the symbol "__________."^

         Sandler O'Neill & Partners, L.P. is not required to sell any specific number or dollar amount of ^ stock but will use their best efforts to sell the stock offered. ^


o        Price Per Share:                                     $10.00

o        Minimum Purchase                                     25 shares

o        Number of Shares
         Minimum/Maximum/Maximum, as adjusted:                1,737,825 to 2,351,175 to 2,703,851

o        Underwriting Commissions and Expenses
         Minimum/Maximum/Maximum, as adjusted:                $1,003,000 to $1,046,000 to $1,070,000

o        Net Proceeds
         Minimum/Maximum/Maximum, as adjusted:                $16,375,000 to $22,466,000 to $25,969,000

o        Net Proceeds per Share
         Minimum/Maximum/Maximum, as adjusted:                $9.42 to $9.56 to $9.60

Please refer to Risk Factors beginning on page ^____ of this document.

These  securities  are not  deposits or savings  accounts and are not insured or
guaranteed  by  the  Federal   Deposit   Insurance   Corporation  or  any  other
governmental agency.

Neither the Securities and Exchange Commission, the Office of Thrift Supervision, nor any state securities regulator has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
^

                        Sandler O'Neill & Partners, L.P.


              The Date of this Prospectus is __________ ____, 1999

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                                 [MAP GOES HERE]


















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^

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                QUESTIONS AND ANSWERS ABOUT THE STOCK OFFERING ^

^ Q: What percentage of the shares to be issued by FloridaFirst Bancorp will be sold in this offering?

^        A:  Forty-seven  percent of the shares being issued by FloridaFirst are
         being  sold  in  this  offering,   the  other  53%  will  be  owned  by
         FloridaFirst Bancorp MHC.

Q:       How do I purchase ^ stock?

A: You must complete and return the stock order form ^ together with your payment, on or before ____:____ __________, Florida time on _________________, 1999. If we do not receive ^ orders for at least 1,737,825 shares by that time, the offering may be extended until _____, 1999.

Q:       ^ Are there any restrictions on the amount of stock I may purchase?

^ A:     Minimum purchase           = 25 shares
         Maximum purchase           = 20,000 shares in the subscription, community or other offerings
                                    = 24,000 shares in the offerings combined
                                    = 24,000 shares for any person or persons acting together

Q:       What happens if there is not enough ^ stock to fill all orders?

A:       You might not receive any or all of the ^ stock you want to purchase.
         ^ Orders received in the subscription offering^ will be filled first in the following order of ^ priority:

         o Priority 1 - Depositors of First Federal ^ at the close of business on June 30, 1997 with deposits of at least $50.00.

         o Priority 2 - The ^ First Federal Florida ^ Employee Stock Ownership Plan.

         o Priority 3 - Depositors of First Federal ^ at the close of business on December 31, 1998 with deposits of at least $50.00.

         o Priority 4 - Other depositors and certain borrowers of First Federal ^ as of _______________, 1999 who are entitled to vote on the reorganization.


         If ^ these persons ^ do not ^ submit orders for all of the shares, the remaining shares may be offered in a community offering. In ^ a community offering, ^ first preference will be given to ^ persons who reside in Polk ^ or Manatee Counties, Florida ^ and second preference will be given to persons who reside in other counties in Florida. Any remaining shares may be offered to the general public through a group of brokers/dealers organized by Sandler O'Neill. ^ FloridaFirst and First Federal have the right to reject any stock order received in the community offering or ^ offering through broker/dealers.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



^Q: May I sell or transfer my right to buy stock in the subscription offering?

A: No. Selling or ^ transferring this right is illegal. If you exercise ^ this right you must certify that you are purchasing ^ stock for your own account. If FloridaFirst believes your order violates this restriction, your order will not be filled. You also may be subject to sanctions and penalties imposed by the Office of Thrift Supervision.

Q: If I have other ^ questions about the stock offering, ^ whom should I call?

A:        You should contact:

                            Stock Information Center
                              FloridaFirst Bancorp
                            129 South Kentucky Avenue
                                   Suite 602 ^
                             Lakeland, Florida 33801
                                (941) ^ 802-1356

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                     SUMMARY

         This summary highlights selected information from this document and may not contain all the information that is important to you. To understand the stock offering fully, you should read this entire document carefully, including the financial statements and the notes to the financial statements.

^ FloridaFirst Bancorp

         ^ FloridaFirst is not an operating company and has not engaged in any significant business to date. Its primary activity will be owning all the stock of First Federal. FloridaFirst Bancorp MHC will own 53% of FloridaFirst's stock and persons who purchase stock in this offering will own 47% of its stock. See pages _______.

^ The Conversion, Reorganization and Offering

         The ^ conversion from mutual to stock form, the reorganization into the holding company form and the stock offering include the following steps:



         o ^ First Federal will initially establish ^ a mutual holding company, FloridaFirst Bancorp MHC, which will establish both an interim stock savings institution and ^ Florida First . FloridaFirst, the mutual holding company, and the interim institution will have no assets prior to the completion of the reorganization.

         o ^ First Federal will convert from a ^ mutual ^ institution to a ^ stock ^ institution and merge with the interim stock savings institution.



         o ^ After First Federal merges with the interim stock savings institution ^, First Federal will be entirely owned by the mutual holding company.

         ^o The mutual holding company will then contribute 100% of the ^ First Federal's stock to and FloridaFirst will then be entirely owned by FloridaFirst.

         ^o In the stock offering, FloridaFirst will sell 47% of its stock to the public. The remaining 53% of the stock will continue to be held by the mutual holding company.


                                        5
--------------------------------------------------------------------------------

^ FloridaFirst's Ownership Structure

         This chart shows the ^ ownership structure following completion of the conversion, reorganization and offering:


--------------------------------------  ----------------------------------------

 FloridaFirst Bancorp, MHC                        Public Stockholders

--------------------------------------  ----------------------------------------
              |       53% of the                          |   47% of the
              |      Common Stock                         |  Common Stock
--------------------------------------------------------------------------------

                               FloridaFirst Bancorp

--------------------------------------------------------------------------------
                                        |
                                        |        100% of the Common Stock
                                        |
--------------------------------------------------------------------------------

                               First Federal Florida

--------------------------------------------------------------------------------



         ^ Voting rights in the mutual holding company ^ will belong to depositors in First Federal. The interests of the FloridaFirst Bancorp MHC may be different from those of the public stockholders of FloridaFirst.

^ How we determined the number of shares we are offering.

         ^ The number of shares offered is based on an independent appraisal of the pro forma estimated market value of the ^ stock by Feldman Financial Advisors, Inc. ^ Feldman Financial has estimated^ that the aggregate pro forma market value of the ^ stock ranged between $37.0 million and $50.0 million^. The Board of Directors has decided to offer 47% of the ^ stock, or between 1,737,825 and 2,351,175 shares in the offerings to the public and issue 53% of the ^ stock to FloridaFirst Bancorp MHC.

^ How we determined the $10.00 purchase price.

         The $10.00 price per share was determined by ^ FloridaFirst's board of directors. It is the price most commonly used in stock offerings involving conversions of mutual savings institutions.

^ Deadlines for purchasing stock.

         The subscription offering will terminate at ____:____ __________, Florida time, on __________ ____, 1999. The community offering ^ and the other offering through broker/dealers, if any, may terminate at any time without notice but no later than __________ ____, 1999.

Benefits to ^ Officers, Directors and Employees From the Offering or Within One Year of the Offering

         ^ In order to tie our employees' and directors' interests closer to our stockholders' interests, we intend to establish certain benefit plans that use our stock as compensation. Because these stock-based benefit plans are intended as compensation, these plans will not require any cash to be paid to FloridaFirst or First Federal in exchange for stock benefits.

         The following table presents information regarding the participants in each plan, total amount, the percentage, and the dollar value of the stock that we intend to set aside for our employee stock ownership plan^ and stock-based incentive plans. The stock-based incentive plans may not be adopted for at least six months after the offering and must be approved by a majority vote of the public stockholders. The table below assumes we sell the maximum amount of shares proposed to be sold in the offering. The value of the stock in the table assumes that their value is $10 per share. No value is given for options because their exercise price will be equal to the fair market value of the stock on the day the options are granted. As a result, anyone who receives an option will only realize a benefit if the price of the stock rises and they pay the exercise price to purchase the stock. See pages __________ for more information, including regulatory restrictions on the maximum amount of benefits participants may receive and the rate at which benefits may be earned under the incentive plans.


                                                               Percentage of
                                                  Estimated    Total Shares Sold
                                Participants   Value of Shares in the Offering
                                ------------   --------------- -----------------

Employee Stock Ownership Plan.. Employees          $1,880,940          8.0%

Stock-Based Incentive Plans:

         Stock Awards.......... Officers              940,470          4.0
                                and
                                Directors

         Stock Options......... Officers                   --         10.0
                                                 ------------         ----
                                and
                                Directors

              Total............                    $2,821,410         22.0%



         As a public company, it is important for us to reassure our management of our commitment to their employment with First Federal. With this in mind, some of our employees will receive employment agreements which could provide them with cash payments if they are terminated without cause or after a change in control of FloridaFirst or First Federal. Our stock-based incentive plans may also provide participants with benefits upon a change in control.

Use of the Proceeds Raised from the Sale of ^ Stock

         ^ FloridaFirst will use approximately 50% of the cash received in the offering to purchase all ^ of First Federal's stock. FloridaFirst will also lend First Federal's employee stock ownership plan cash to enable the plan to buy 8% of the shares sold in the offering. The balance ^ will be retained as ^ FloridaFirst's initial capitalization. ^ See pages __________.

Dividends

         We anticipate paying a cash dividend, although the amount and frequency has not been determined. There are restrictions on our ability to pay dividends. See pages __________.

^ Conditions to Completion of the Offering and Issuance of the Stock

         The stock offering is contingent upon:

o        receipt of all required regulatory approvals;
o        approval by the members of First Federal; and
o        the sale of at least the minimum number of shares offered.

^

^

^

^

^

                                  RISK FACTORS

         In addition to the other information in this document, you should consider carefully the following risk factors in evaluating an investment in our common stock.

^ Takeover Restrictions In Our Governing Instruments and Voting Control of Management May Discourage or Preclude Takeover Attempts

         Mutual Holding Company Structure. Under federal regulations ^, FloridaFirst Bancorp MHC must own at least a majority of ^ FloridaFirst's stock at all times after the offering. The directors of FloridaFirst Bancorp MHC will be elected by depositors of First Federal. FloridaFirst Bancorp MHC will be controlled by the same directors and officers who control ^ FloridaFirst and First Federal. Because of this, our directors and management will be able to control the voting of a majority of our ^ stock.

         Provisions in the Company's Governing Instruments. ^ FloridaFirst's charter and bylaws provide for, among other things, a staggered board of directors, noncumulative voting for directors, limits on the calling of special meetings, and limits on a person or group voting shares in excess of 10% of the outstanding shares. These restrictions may discourage proxy contests and other takeover attempts, particularly those which have not been negotiated with the Board of Directors, and thus may perpetuate current management. See ^"Restrictions on Acquisition of the Company."

         Ownership and Control of Common Stock by Management. Our directors and executive officers are expected to purchase approximately 127,500 shares of ^ stock in the offering (6.2% at the midpoint of the offering range). In addition, approximately 8% of the shares of common stock issued in the offering are expected to be purchased by the ^ First Federal employee stock ownership plan. Shares owned by the ^ First Federal employee stock ownership plan but not yet allocated to the accounts of participants will be voted by the ^ trustee committee comprised of non-employee directors. Further, because of ^ FloridaFirst Bancorp MHC's ownership of 53% of our stock, current officers and directors will control ^ approximately 60% of the total number of shares outstanding at the completion of the ^ offering. To the extent we implement stock benefit plans, the ownership and control by officers and directors would increase. See "Management - Executive Compensation - Employee Stock Ownership Plan" and "- Potential Stock Benefit Plans."

         Cash Payments Upon a Change in Control. Certain provisions of employment agreements with our key officers provide for cash payments in the event of a change in control. These provisions increase the cost of, and may discourage a future attempt to acquire ^ FloridaFirst, and thus generally may serve to perpetuate current management. See "Management - Executive Compensation
- Employment Agreements."

^ Our Credit Risk Will  Increase  As We Increase  Our  Commercial  and  Consumer
Lending

         ^ Like any company in the business of lending money, First Federal faces "credit risk," that is the risk that its borrowers will not pay back their loans. Because First Federal's lending has traditionally consisted of loans secured by the borrower's home, its exposure to credit risk has not been as great as that faced by other lenders. Over the past five years, however, First Federal has significantly increased its origination of commercial real estate loans and intends to continue to do so. First Federal also intends to continue to expand its origination of home equity loans and consumer loan products, such as automobile loans. This type of lending has a greater degree of credit risk than traditional one- to four-family residential lending, which could result in increases in non-performing assets and provisions for loan losses. See "Business of the Bank - Lending Activities - Consumer Loans."

^ Decline in Return on Equity May Affect the Trading Price of Our Stock

         As a result of the offering, equity capital will increase substantially. Our ability to leverage this capital will be significantly affected by competition for loans and deposits and economic conditions. Expenses will increase because of the costs associated with the stock based benefit plans, and the costs of being a public company. The offering of new types of commercial and consumer products will also increase ongoing operating expenses. Because of the increases in equity and expenses, return on equity may decrease as compared to previous years. A low return on equity could reduce the trading price of the stock.

Expenses Associated with ^ Stock-Based Benefit Plans Will Reduce Our Earnings

         The ESOP currently intends to purchase up to 8% of the common stock offered in the offering. The net proceeds of the offering available for investment ^ will be reduced by the cost of the shares (including the costs of borrowing) bought by the ESOP. ^ In the future, we intend to purchase up to 4% of our shares to fund stock based incentive plan. This will also reduce the amount of funds available for other investments. In addition, significant employee compensation and benefit expenses ^ will be incurred for these plans. See "Pro Forma Data" and "Management - Executive Compensation - Employee Stock Ownership Plan."

^ If FloridaFirst Bancorp MHC Converts to Stock Form in the Future, Our Stockholders Will Have Their Percentage Ownership Reduced.

         If FloridaFirst Bancorp MHC converts to stock form in the future, stockholders of FloridaFirst would exchange their stock for stock of the converted FloridaFirst Bancorp MHC. The related stock offering would likely (1) provide subscription rights to members of First Federal, (2) limit the maximum number of shares that could be purchased by a person and (3) include shares received in exchange of FloridaFirst stock in the maximum number of shares that could be purchased. This could mean that FloridaFirst stockholders who own a large amount of stock might not be able to exercise their subscription rights for stock sold by the converted FloridaFirst Bancorp MHC or, possibly, be forced to sell some stock (if the maximum purchase limit were below the number of shares of stock that such a person would own after they received shares in exchange of our shares they already owned).

         If FloridaFirst pays dividends, FloridaFirst Bancorp MHC may elect not to receive dividends on the shares it owns. This will enable FloridaFirst to pay a larger dividend to its public stockholders. If this happens, the amount of the dividends not received would reduce the percentage ownership that minority stockholders would receive in exchange of their shares of FloridaFirst for shares of stock of the converted FloridaFirst Bancorp MHC. See "MHC Conversion to Stock Form." In addition, the value of assets owned by FloridaFirst Bancorp MHC also would reduce the percentage ownership that minority stockholders of FloridaFirst would receive upon the exchange of shares.

Profitability is Dependent Upon Our Local Economy and Our Ability to Compete for Business

         First Federal primarily conducts its business of attracting deposits and making loans within its market area. A downturn in the local economy could reduce the amount of funds available for deposit and the ability of borrowers to repay their loans. As a result, First Federal's profitability could be hurt. First Federal has substantial competition for deposits and loans. Many competitors have greater resources than First Federal. First Federal's ability to compete successfully will affect its profitability.

If Our Computer Systems Do Not Work Properly with Year 2000 Date, Our Business Operations will be Significantly Disrupted

         A great deal of information has been disseminated about the global computer crash that may occur in the year 2000. Many computer programs that can only distinguish the final two digits of the year entered (a common programming practice in earlier years) are expected to read entries for the year 2000 as the year 1900 and compute payment, interest or delinquency based on the wrong date or are expected to be unable to compute payment, interest or delinquency. Rapid and accurate data processing is essential to our operations. Data processing is also essential to most other financial institutions and many other companies.

         Most of ^ our material data processing that could be affected by this problem is provided by a third party service bureau. ^ If our third party service bureau ^ does not resolve this problem ^, we would likely experience significant data processing delays, mistakes or failures. These delays, mistakes or failures could have a significant adverse impact on ^ our financial condition and ^ profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations - Year 2000 Readiness Disclosure."

Regulatory and Legislative Changes Could Hurt Our Profitability and the Trading Price of Our Stock

         We operate in a highly regulated industry. The government could adopt regulations or enact laws which restrict our operations or impose burdensome requirements upon us. This could reduce our profitability and the value of our franchise which could hurt the trading price of our stock.

Changes in Interest Rates May Reduce Our Profits

         Our ability to make a profit largely depends on our net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets (such as mortgage loans and investment securities) and the interest expense we pay on our interest-bearing liabilities (such as deposits and borrowings). Most of our mortgage loans have rates of interest which are fixed for the term of the loan ("fixed rates") and are generally originated with terms of up to 30 years, while our deposit accounts have significantly shorter terms to maturity. Because our interest-earning assets generally have fixed rates of interest and have longer effective maturities than our interest-bearing liabilities, the yield on our interest-earning assets generally will adjust more slowly to changes in interest rates than the cost of our interest-bearing liabilities, which are primarily time deposits. As a result, our net interest income may be adversely affected by material and prolonged increases in interest rates. In addition, rising interest rates may adversely affect our earnings because there may be a lack of customer demand for loans. Declining interest rates may also adversely affect our net interest income if adjustable rate or fixed rate mortgage loans are refinanced at lower rates or prepaid, and we reinvest the resulting funds in lower yielding assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Management of Interest Rate Risk and Market Risk."

Limited Market for Stock Could Make It Difficult to Buy or Sell Our Stock

         Due to the relatively small size of the offering (due, in part from the public offering of less than half of the shares to be issued), you have no assurance that an active and liquid market for the stock will exist. You should consider the potentially illiquid nature of an investment in the stock and recognize that the absence of an established market might make it difficult to buy or sell the stock. See "Market for the Stock."

                              FIRST FEDERAL FLORIDA

         First Federal Florida ("First Federal" or "Bank") is a federally chartered mutual savings institution, originally chartered in 1934 as First Federal Savings and Loan Association of Lakeland. The Bank became a member of the Federal Home Loan Bank ("FHLB") System in 1934 and the Bank's deposits are currently insured by the Savings Association Insurance Fund ("SAIF") as administered by the FDIC. The Bank is regulated by the ^ Office of Thrift Supervision ("OTS") and the FDIC.

         The Bank is a community-oriented retail savings bank offering traditional deposit, residential real estate mortgage loans and, to a lesser extent, commercial real estate loans, consumer loans and other loans. Through ^ its nine offices located in Polk and Manatee Counties in Florida, ^ the Bank provides retail banking services, with an emphasis on one- to four-family residential mortgages. Currently, the Bank originates 15 year and 30 year conforming fixed rate residential mortgage loans primarily for its asset portfolio. At September 30, 1998, net loans receivable amounted to approximately $338.6 million or 80.8% of total assets, of which approximately $244.7 million or 72.3% of such total was secured by one- to four-family residential real estate. The Bank invests excess liquidity in mortgage-backed and investment securities (consisting primarily of U.S. government agency securities). Investment and mortgage-backed securities amounted to $61.0 million or 14.6% of total assets at September 30, 1998. At September 30, 1998, the Bank had total assets, deposits and total equity of $419.0 million, $352.2 million, and $36.1 million, respectively. See "Business of the Bank."

                              FLORIDAFIRST BANCORP

         ^ FloridaFirst Bancorp ("FloridaFirst" or "Company") is a federally chartered corporation organized on __________ ____, ^ 1999 at the direction of the Bank to acquire all of the capital stock that the Bank will issue upon its conversion from the mutual to stock form of ownership. ^ The Company has not engaged in any significant business to date but will serve as a holding company of the Bank following the reorganization. A majority of our ^ stock will, in turn, be owned by ^ FloridaFirst Bancorp MHC. We have applied for approval to acquire control of the Bank. We will retain up to 50% of the net proceeds from the issuance of ^ shares of stock as our initial capitalization ^. Part of the proceeds retained by us will be used to fund the loan to the Bank's ESOP. We will use the balance of the net proceeds to purchase all of the common stock of the Bank to be issued upon conversion. Upon consummation of the reorganization, we will have no significant assets other than that portion of the net proceeds of the offering, the promissory note representing the amount of our loan to the Bank's ESOP, and the shares of the Bank's capital stock acquired in the reorganization, and we will have no significant liabilities. Our cash flow will be dependent upon earnings from the investment of the portion of net proceeds we retain in the reorganization and any dividends received from the Bank. See "Use of Proceeds."

         Management believes that the holding company structure will provide flexibility for possible diversification of business activities through existing or newly-formed subsidiaries, or through acquisitions of or mergers with both savings institutions and commercial banks, as well as other financial services related companies. Although there are no current arrangements, understandings, or agreements regarding any such opportunities, the Company will be in a position after the reorganization, subject to regulatory limitations and the Company's financial condition, to take advantage of any such acquisition and expansion opportunities that may arise. However, some of these activities could be deemed to entail a greater risk than the activities permissible for federally chartered savings institutions such as the Bank. The initial activities of the Company are anticipated to be funded by the portion of the net proceeds retained by the Company and earnings thereon.

                            FLORIDAFIRST BANCORP, MHC

         As part of the reorganization, the Bank will organize ^ FloridaFirst Bancorp MHC ("MHC") as a federally chartered mutual holding company. As long as they remain depositors of the Bank, persons who had liquidation rights with respect to the Bank as of the date of the reorganization will continue to have such rights solely with respect to the MHC after the reorganization. Voting rights in the MHC will be limited to its members. The members of the MHC consist of persons who have deposits in the Bank or had a loan from the Bank on October 23, 1984 and the loan is still outstanding.

         The MHC's principal assets will be the shares of ^ stock of FloridaFirst received in the reorganization and up to $200,000 received as its initial capitalization in the reorganization. Immediately after consummation of the reorganization, it is expected that the MHC will not engage in any business activity other than its investment in a majority of the common stock of the Company and its initial capitalization. The MHC will be a mutual corporation chartered under federal law and regulated by the OTS ^. The MHC will be subject to the limitations and restrictions imposed on savings ^ and loan holding companies under federal law. See "Regulation - Regulation of the Company."

                                 USE OF PROCEEDS

         The net proceeds will depend on the total number of shares of ^ stock issued in the offering, which will ^ depend on the independent valuation and marketing considerations, and the expenses incurred by the Company and the Bank in connection with the offering. Although the actual net proceeds from the sale of the common stock cannot be determined until the offering is completed, it is currently estimated that net proceeds, assuming the sale of 1,737,825 and 2,351,175 shares of stock at $10.00 per share, would be approximately $16.4 million and $22.5 million respectively. The actual net proceeds may vary from these estimates because, among other things, actual expenses may be more or less than those estimated.

         ^ Approximately 50% of the net proceeds ^ will be used by the Company to purchase ^ all of the ^ stock of the Bank that is issued. The Company intends to use a portion of the net proceeds it retains to make a loan directly to the ESOP to enable the ESOP to purchase stock in the offering^. The remainder of the net proceeds^ will be retained by the Company as its initial capitalization ^. These funds will initially be invested in U.S. government and federal agency securities, marketable securities, or a combination of both. Proceeds from the offering may also be used to fund repurchases of the Company's stock. See "The Offering - Restrictions on Repurchases of Shares."

         The ^ funds received by the Bank from the Company in return for the purchase of all its stock to be issued will be used for general corporate purposes ^. These funds will increase the Bank's total capital to expand investment and lending, internal growth, and possible external growth through the expansion and refurbishment of its branch office system within its existing market areas, including the installation of automated teller machines ("ATMs"), technological advancements and expansion of its commercial and consumer lending programs. However, there are no current agreements ^ or arrangements regarding expansion. Net proceeds may also be used by the Bank to make contributions to the ESOP which in turn would be used to repay the loan from the Company.

         In the event the ESOP does not purchase common stock in the offering, the ESOP may purchase shares of common stock in the market after the reorganization. In the event the purchase price of the common stock is higher than $10.00 per share, the amount of proceeds required for the purchase by the ESOP will increase and the resulting stockholders' equity will decrease.

         The net proceeds may vary because total expenses of the reorganization may be more or less than those estimated. The net proceeds will also vary if the number of shares to be issued in the reorganization are adjusted to reflect a change in the estimated pro forma market value of the Company and the Bank. Payments for shares made through withdrawals from existing Bank deposit accounts will not result in the receipt of new funds for investment by the Bank but will result in a reduction of the Bank's deposits and interest expense as funds are transferred from interest bearing certificates or other deposit accounts.

                                 DIVIDEND POLICY

         The Company intends to establish a policy to pay cash dividends ^. The initial annual amount of the dividends ^ has not yet ^ been determined. Dividends will be subject to determination and declaration by the Company's Board of Directors ^. In making its decision, the Board of Directors will consider several factors, including:

o        the Company's financial condition^;
o        results of operations^;
o        tax considerations;
o        industry standards; and
o        economic conditions;

         The MHC, as a stockholder of the Company, is entitled to receive dividends from the Company. The board of directors of the MHC may decide to waive the receipt of dividends in order to pay a higher dividend to the public stockholders of the Company. If the MHC elects not to waive receipt of dividends from the Company or if the OTS does not approve such a waiver, the amount of dividends may be adversely affected. See "Risk Factors - ^ If FloridaFirst Bancorp MHC Converts to Stock Form in the Future, Our Stockholders Will Have Their Percentage Ownership Reduced" and "Waiver of Dividends by the MHC." There can be no assurance that dividends will in fact be paid on the ^ stock or that, if paid, such dividends will not be reduced or eliminated in future periods.

         The Company's ability to pay dividends also depends on the receipt of dividends from the Bank which is subject to a variety of regulatory limitations on the payment of dividends. See "Regulation -- Regulation of the Bank -- Dividend and Other Capital Distribution Limitations." Furthermore, as a condition to OTS approval of the reorganization, the Company has agreed that it will not initiate any action within one year of completion of the reorganization in the furtherance of payment of a special distribution or return of capital (as distinguished from a regular or special dividend payment in the ordinary course of business) to stockholders of the Company. See also "Waiver of Dividends by the MHC."

         In addition to the foregoing, earnings of the Bank appropriated to bad debt reserves and deducted for federal income tax purposes are not available for payment of cash dividends or other distributions to stockholders without payment of taxes at the then-current tax rate by the Bank on the amount of earnings deemed to be removed from the reserves for such distribution. See "Taxation" and
Note 10 of the financial statements. The Bank does not contemplate any distribution out of its bad debt reserve which would cause such tax liability.

                         WAIVER OF DIVIDENDS BY THE MHC

         The MHC, prior to the declaration of any dividends by the Company, will determine whether to apply to the OTS for permission to waive the receipt of any dividends paid by the Company to its stockholders. Any waiver of dividends, if approved by the OTS, will be subject to various conditions. There can be, however, no assurances that the OTS will approve such application or if such approval is obtained, that the MHC will continue to waive dividends. In waiving dividends, the Board of Directors must conclude, among other things, that a dividend waiver by the MHC, which permits retention of capital by the Company and the Bank, is in the best interest of the MHC because, among other reasons:
^(1) the MHC has no need for the dividend for its business operations; ^(2) the cash that would be received by the MHC could be invested by the Company and the Bank at a more favorable rate of return; ^(3) such waiver increases the capital of the Company and the Bank and enhances the Bank's business so that customers will continue to have access to the offices and services of the Bank; and ^(4) such waiver preserves the net worth of the MHC through its principal asset (the common stock of the Company), which would be available for distribution in the unlikely event of a voluntary liquidation of the Company and the Bank after satisfaction of claims of depositors, other creditors and minority stockholders.

         If the MHC determines that the waiver of dividends is in the best interest of the parties involved:

o The MHC will make prior application to the OTS for approval to waive any dividends declared on the capital stock of the Company. Such application will be made on an annual basis with respect to any year in which the MHC intends to waive such dividends.

o If a waiver is granted, dividends waived by the MHC will not be available for payment to minority stockholders and will be excluded from the capital accounts of the Bank for purposes of calculating any dividend payments to minority stockholders.

o If a waiver is granted, the Bank will, so long as the MHC remains a mutual holding company, establish a restricted capital account in the cumulative amount of any dividends waived by the MHC for the benefit of the mutual members of the MHC. The restricted capital account would be senior to the claims of minority stockholders of the Company and would not decrease notwithstanding changes in depositors of the Bank. This restricted capital account would be added to any liquidation account in the Bank established in connection with a conversion of the MHC to stock form and would not be available for distribution to minority stockholders.

o In any conversion of the MHC from mutual to stock form, the Bank, Company and MHC will comply with the requirements of the OTS.

o    In the event that the OTS adopts regulations  regarding dividend waivers by
     mutual  holding  companies,   the  MHC  will  comply  with  the  applicable
     requirements of such regulations. See "MHC Conversion to Stock Form."

         Immediately after the reorganization, it is expected that the MHC's operations will consist of activities relating to its investment in a majority of the common stock of the Company and its initial capitalization. In the future, the MHC may accept dividends paid by the Company to be used for other purposes, including purchasing common stock from time to time in the open market or from the Company, if permitted. The Company may establish an open market purchase dividend reinvestment plan, pursuant to which stockholders may elect to have cash dividends used to purchase additional shares of common stock in the open market. The MHC may participate in any such plan. There can be no assurances that the MHC will accept dividends paid by the Company, or if such dividends are accepted, that the MHC will purchase shares of common stock in the open market. Any purchases of common stock other than from the MHC will increase the percentage of the Company's outstanding shares of common stock held by the MHC and increase the number of shares eligible to be sold in any subsequent secondary offering or mutual to stock conversion of the MHC.

                          MHC CONVERSION TO STOCK FORM

         Following completion of the reorganization, the MHC may elect to convert to stock form in accordance with applicable federal law, if any. The MHC's directors, who will be the initial directors of the Bank and the Company, have no current plans to convert the MHC to stock form. The terms of such a conversion cannot be determined at this time and there is no assurance when, if ever, a conversion will occur. In the event of a conversion, minority stockholders will be entitled to exchange their shares of common stock for shares of the converted MHC in a manner that is fair and reasonable to such stockholders and the MHC. This will include an appropriate downward adjustment in the exchange ratio to account for waived dividends, if any. See "Risk Factors
- ^ If FloridaFirst Bancorp MHC Converts to Stock Form in the Future, Our Stockholders Will Have Their Percentage Ownership Reduced." Moreover, in the event that the MHC converts to stock form in a conversion, any options or other convertible securities held by any trustee, officer, or employee of the Company, will be convertible into the right to acquire shares of the converted MHC (or its successor) on the same basis as outstanding common stock (pursuant to applicable exchange ratios); provided, however, that if such shares cannot be so converted, the holders of such options or other convertible securities shall be entitled to receive cash equal to the fair value of such options or convertible securities. Any exchange or redemption will be subject to the approval of the OTS and the OTS has made no determination as to the permissibility of any exchange or redemption described in the plan of reorganization.

         Although the plan of reorganization allows for such an event, there can be no assurances when, if ever, a conversion will occur, or what conditions may be imposed by the OTS. If a conversion does not occur, the MHC will always own a majority of the common stock of the Company.

                             MARKET FOR COMMON STOCK

         The Company has never issued capital stock. Consequently, there is not, at this time, any market for the ^ stock. The Company has received preliminary approval to have the ^ stock quoted on the National Market of the Nasdaq Stock Market under the symbol "__________." ^ One of the conditions for Nasdaq quotation ^ is that at least three market makers make, or agree to make, a market in the stock. The Company will seek to encourage and assist at least three market makers to make a market in the ^ stock. Sandler O'Neill intends to make a market in the ^ stock upon the completion of the offering, subject to compliance with applicable laws and regulations, but is under no obligation to do so. While the Company anticipates that prior to the completion of the offering it will obtain a commitment from at least two other broker-dealers to make a market in the ^ stock, there can be no assurance that there will be three or more market makers for the ^ stock.

         An active and liquid market for the ^ stock may not develop or be maintained. Accordingly, prospective purchasers should consider the potentially illiquid nature of an investment in the ^ stock and recognize that the absence of an established market might make it difficult to buy or sell the ^ stock. In the event the ^ stock is not listed on the National Market, the ^ stock is expected to be quoted and traded on either the SmallCap Market of The Nasdaq Stock Market or the OTC Bulletin Board.

         The aggregate price of the ^ stock is based upon an independent appraisal of the pro forma market value of the ^ stock. However, there can be no assurance that an investor will be able to sell the ^ stock purchased in the offering at prices in the range of the pro forma book values of the ^ stock or at or above the initial purchase price of $10.00. See "Pro Forma Data" and "The Offering Stock Pricing and Number of Shares to be Offered."

                                 CAPITALIZATION

         Set forth below is the historical capitalization^ of the Bank as of September 30, 1998, and the pro forma capitalization of the Company after giving effect to the ^ offering. The table also gives affect to the assumptions set forth under "Pro Forma Data." A change in the number of shares ^ sold in the offering may affect materially ^ the pro forma capitalization.

                                                                       Pro Forma Capitalization at September 30, 1998
                                                                 ------------------------------------------------------------
                                                                                                                 Maximum,
                                                                    Minimum       Midpoint           Maximum    as adjusted
                                                                   1,737,825      2,044,500         2,351,175    2,703,851
                                                    Actual, at     Shares at      Shares at         Shares at    Shares at
                                                   September 30,  $10.00 per     $10.00 per        $10.00 per   $10.00 per
                                                       1998          share          share             share      share(1)
                                                 -------------- -------------  ------------   ---------------   ------------
                                                                               (In thousands)
Deposits(2)...................................      $352,180     $352,180      $ 352,180          $352,180        $352,180
 Borrowed funds...............................        21,000       21,000         21,000            21,000          21,000
                                                     -------      -------        -------           -------         -------
Total deposits and borrowed funds.............      $373,180     $373,180       $373,180          $373,180        $373,180
                                                     =======      =======        =======           =======         =======
Stockholders' equity:
Preferred stock, no par value, 2,000,000
  shares authorized; none to be issued........      $     --     $     --             --       $        --              --

 Common stock, $0.10 par value, 8,000,000
    shares authorized, assuming shares
    outstanding as shown(3)...................            --          370            435               500             575
Additional paid-in capital(3)(4)..............            --       15,805         18,785            21,766          25,193
Retained earnings.............................        35,887       35,887         35,887            35,887          35,887
Unrealized gain on securities available
  for sale, net...............................           220          220            220               220             220
Less:
  Common stock acquired by ESOP(5)............            --       (1,390)        (1,636)           (1,881)         (2,163)
  Common stock acquired by
    stock programs(6).........................            --         (695)          (818)             (940)         (1,082)
                                                     -------     --------      ---------        ----------      ----------
Total equity/stockholders' equity.............      $ 36,107     $ 50,197      $  52,873       $    55,552      $   58,630
                                                     =======     ========      =========        ==========      ==========


------------------
(1) As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the independent valuation and a commensurate increase in the offering range of up to 15% to reflect changes in market and financial conditions.
(2) Does not reflect withdrawals from deposit accounts for the purchase of ^ stock in the offering. Such withdrawals would reduce pro forma deposits by the amount of such withdrawals.
(3) No effect has been given to the issuance of additional shares of ^ stock pursuant to any stock option plans that may be adopted by the Company and the Bank and presented for approval by the minority stockholders after the offering. An amount equal to 10% of the shares of ^ stock sold in the offering would be reserved for issuance upon the exercise of options to be granted under the stock option plans within one year following the reorganization. See "Risk Factors - Expenses Associated with ^ Stock Benefit Plans Will Reduce Our Earnings" and "Management - Potential Stock Benefit Plans - Stock Options Plans."
(4)  The  reduction  in  additional  paid in  capital of the Bank  reflects  the retention by the MHC of up to $200,000 upon consummation of the reorganization.
(5) Assumes that 8.0% of the shares sold in the offering will be purchased by the ESOP, and that the funds used to acquire the ESOP shares will be borrowed from the Company. For an estimate of the impact of the loan on earnings, see "Pro Forma Data." The Bank intends to make scheduled discretionary contributions to the ESOP sufficient to enable the ESOP to service and repay its debt over a ten year period. The amount of shares to be acquired by the ESOP is reflected as a reduction of stockholders' equity. See "Management - Executive Compensation - Employee Stock Ownership Plan." If the ESOP is unable to purchase ^ stock in the reorganization due to an oversubscription in the offering by Eligible Account Holders, and the purchase price in the open market is greater than the original $10.00 price per share, there will be a corresponding reduction in stockholders' equity.
(6) Assumes that an amount equal to 4% of the shares of ^ stock sold in the offering is purchased by stock programs within one year following the reorganization. The ^ stock purchased by the stock programs is reflected as a reduction of stockholders' equity. See "Risk Factors - Expenses Associated with ^ Stock Benefit Plans Will Reduce Our Earnings" and "Management - Potential Stock Benefit Plans - Stock Programs."

                                 PRO FORMA DATA

         The actual net proceeds from the sale of the ^ stock cannot be determined until the offering is completed. However, net proceeds to the Company are currently estimated to be between $16.2 million and $22.3 million (or $25.8 million in the event the independent valuation is increased by 15%) based upon the following assumptions: (i) an amount equal to 4% of the shares offered will be awarded pursuant to the stock programs (which will be adopted no sooner than six months following the offering), funded through open market purchases; (ii) Sandler O'Neill will receive an advisory and marketing fee equal to 0.75% of the aggregate purchase price of the shares of ^ stock sold in the offerings to the public, excluding any shares purchased by any employee benefit plan of the Bank, and any director, officer or employee of the Bank or members of their immediate families; and (iii) other fixed expenses incurred in connection with the offering are estimated to be $893,000. As part of the reorganization, the MHC will be capitalized at $200,000, which will result in a reduction of the Company's assets and equity by the same amount.

         Pro forma earnings have been calculated assuming the ^ stock had been sold at the beginning of the period and the net proceeds had been invested at an average yield of 4.40% for the year ended September 30, 1998, which approximates the yield on a one-year U.S. Treasury bill on September 30, 1998. The yield on a one-year U.S. Treasury bill, rather than an arithmetic average of the average yield on interest-earning assets and average rate paid on deposits, has been used to estimate income on net proceeds because it is believed that the one-year U.S. Treasury bill rate is a more accurate estimate of the rate that would be obtained on an investment of net proceeds from the offering. The pro forma after-tax yield is assumed to be 2.75% for the year ended September 30, 1998, based on an effective tax rate of 37.5%. The effect of withdrawals from deposit accounts for the purchase of ^ stock has not been reflected. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of ^ stock, as adjusted (in the case of pro forma net earnings per share) to give effect to the purchase of shares by the ESOP. Pro forma stockholders' equity amounts have been calculated as if the ^ stock had been sold on September 30, 1998 and, accordingly, no effect has been given to the assumed earnings effect of the transactions.

         The following pro forma information may not be representative of the financial effects of the foregoing transactions at the dates on which such transactions actually occur and should not be taken as indicative of future results of operations. Pro forma consolidated stockholders' equity represents the difference between the stated amount of consolidated assets and liabilities of the Company computed in accordance with generally accepted accounting principles ("GAAP"). The pro forma stockholders' equity is not intended to represent the fair market value of the ^ stock and may be greater than amounts that would be available for distribution to stockholders in the event of liquidation.

         The following tables summarize historical data of the Bank and pro forma data of the Company at or for the year ended September 30, 1998, based on the assumptions set forth above and in the tables and should not be used as a basis for projections of market value of the ^ stock following the reorganization. No effect has been given in the tables to the possible issuance of additional ^ stock reserved for future issuance pursuant to a stock option plan that may be adopted by the Board of Directors of the Company within one year following the reorganization, nor does book value give any effect to the liquidation account to be established for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders or the bad debt reserve in liquidation. See "The Reorganization - Effects of Reorganization - Liquidation Rights" and "Management - Potential Stock Benefit Plans - Stock Option Plans."

                                                            At or For the Year Ended September 30, 1998
                                                    ------------------------------------------------------------
                                                    $36,975,000     $43,500,000      $50,025,000    $57,528,750
                                                    Independent     Independent      Independent    Independent
                                                     Valuation       Valuation        Valuation      Valuation

                                                     1,737,825       2,044,500        2,351,175      2,703,851
                                                      Shares          Shares           Shares         Shares
                                                      ------          ------           ------         ------
                                                           (Dollars in thousands, except per share amounts)

Gross proceeds ..................................   $    17,378     $    20,445     $    23,512     $    27,039
Less expenses ...................................        (1,003)         (1,025)         (1,046)         (1,070)
 Less capital to MHC ............................          (200)           (200)           (200)           (200)
                                                    -----------     -----------     -----------     -----------
   Estimated net proceeds .......................        16,175          19,220          22,266          25,769
Less ESOP funded by the Company .................        (1,390)         (1,636)         (1,881)         (2,163)
Less stock programs adjustment ..................          (695)           (818)           (940)         (1,082)
                                                    -----------     -----------     -----------     -----------
   Estimated investable net proceeds ............   $    14,090     $    16,766     $    19,445     $    22,524
                                                    ===========     ===========     ===========     ===========
Net Income:
   Historical ...................................   $     2,385     $     2,385     $     2,385     $     2,385
   Pro forma income on net proceeds .............           387             461             535             619
   Pro forma ESOP adjustments(1) ................           (87)           (102)           (118)           (135)
   Pro forma stock programs adjustment(2) .......           (87)           (102)           (118)           (135)
                                                    -----------     -----------     -----------     -----------
   Pro forma net income(1)(3)(4) ................   $     2,598     $     2,642     $     2,684     $     2,734
                                                    ===========     ===========     ===========     ===========
Per share net income
   Historical ...................................   $      0.67     $      0.57     $      0.49     $      0.43
   Pro forma income on net proceeds .............          0.11            0.11            0.11            0.11
   Pro forma ESOP adjustments(1) ................         (0.02)          (0.02)          (0.02)          (0.02)
   Pro forma stock programs adjustment(2) .......         (0.02)          (0.02)          (0.02)          (0.02)
                                                    -----------     -----------     -----------     -----------
   Pro forma net income per share(1)(3)(4) ......   $      0.73     $      0.63     $      0.56     $      0.49
                                                    ===========     ===========     ===========     ===========
Shares used in calculation of income per share(1)     3,572,377       4,202,796       4,833,215       5,558,198
Stockholders' equity:
   Historical ...................................   $    36,107     $    36,107     $    36,107     $    36,107
   Estimated net proceeds .......................        16,175          19,220          22,266          25,769
   Less:   Common Stock acquired ESOP(1).........        (1,390)         (1,636)         (1,881)         (2,163)
   Less:   Common Stock acquired by stock
                 programs(2) ....................          (695)           (818)           (940)         (1,082)
                                                    -----------     -----------     -----------     -----------
   Pro forma stockholders' equity(1)(3)(4) ......   $    50,197     $    52,873     $    55,552     $    58,631
                                                                    ===========     ===========     ===========     =========
Stockholders' equity per share:
   Historical ...................................   $      9.77     $      8.30     $      7.22     $      6.28
   Estimated net proceeds .......................          4.37            4.42            4.45            4.48
   Less:   Common Stock acquired ESOP(1).........         (0.38)          (0.38)          (0.38)          (0.38)
   Less: ..Common stock acquired by stock........
                 programs(2) ....................         (0.19)          (0.19)          (0.19)          (0.19)
                                                    -----------     -----------     -----------     -----------
   Pro forma stockholders' equity per share(4) ..   $     13.58     $     12.15     $     11.10     $     10.19
                                                    ===========     ===========     ===========     ===========
Offering price as a percentage of pro forma
  stockholders' equity per share ................         73.66%          82.27%          90.05%          98.12%
                                                    ===========     ===========     ===========     ===========
Offering price to pro forma
  net income per share ..........................         13.75X          15.91X          18.01X          20.33X
                                                    ===========     ===========     ===========     ===========

Shares used in calculation of book value/share ..     3,697,500       4,350,000       5,002,500       5,752,875


-------------------
(1) Assumes that 8% of the shares of ^ stock sold in the offering will be purchased by the ESOP and that the ESOP will borrow funds from the Company. The ^ stock acquired by the ESOP is reflected as a reduction of stockholder's equity. The Bank intends to make annual contributions to the ESOP in an amount at least equal to the principal and interest requirement of the loan. This table assumes a 10 year amortization period. See "Management - Executive Compensation - Employee Stock Ownership

Plan." The pro forma net earnings assumes:  (i) that the Bank's  contribution to the ESOP for the principal portion of the debt service requirement for the year ended September 30, 1998 were made at the end of the period; (ii) that 13,903, 16,356, 18,809, and 21,631 shares at the minimum, midpoint, maximum, and 15% above the maximum of the range, respectively, were committed to be released during the year ended September 30, 1998 at an average fair value of $10.00 per share and were accounted for as a charge to expense in accordance with Statement of Position ("SOP") No. 93-6; and
     (iii) only the ESOP shares committed to be released were considered outstanding for purposes of the net earnings per share calculations, while all ESOP shares were considered outstanding for purposes of the stockholders' equity per share calculations. See also "Risk Factors - Expenses Associated ^ and Stock Benefit ^ Plans Will Reduce Our Earnings' for a discussion of possible added costs for the ESOP.

(2) Gives effect to the stock programs that may be adopted by the Bank following the reorganization and presented for approval at a meeting of stockholders to be held within one year after completion of the reorganization. If the stock programs are approved by the stockholders, the stock programs would be expected to acquire an amount of ^ stock equal to 4% of the shares of ^ stock sold in the offering, or 69,513, 81,780, 94,047, and 108,154 shares of ^ stock respectively at the minimum, midpoint, maximum and 15% above the maximum of the range through open market purchases. Funds used by the stock programs to purchase the shares will be contributed to the stock programs by the Bank. In calculating the pro forma effect of the stock programs, it is assumed that the required stockholder approval has been received, that the shares were acquired by the stock programs at the beginning of the year ended September 30, 1998 through open market purchases, at $10.00 per share, and that 20% of the amount contributed was amortized to expense during the year ended September 30, 1998. There can be no assurance that stockholder approval of the stock programs will be obtained, or the actual purchase price of the shares will be equal to $10.00 per share. See "Management - Potential Stock Benefit Plans -Stock Programs."

(3) The retained earnings of the Company and the Bank will continue to be substantially restricted after the reorganization. See "Dividend Policy," "The Reorganization - Effects of Reorganization - Liquidation Rights" and "Regulation - Regulation of the Bank - Dividends and Other Capital Distribution Limitations."

(4) No effect has been given to the issuance of additional shares of ^ stock pursuant to the stock option plans that may be adopted by the Bank following the reorganization which, in turn, would be presented for approval at a meeting of stockholders to be held within one year after the completion of the reorganization. If the stock option plans are presented and approved by stockholders, an amount equal to 10% of the ^ stock sold in the offering, or 173,782, 204,450, 235,117, and 270,385 shares at the minimum, midpoint, maximum and 15% above the maximum of the range, respectively, will be reserved for future issuance upon the exercise of options to be granted under the stock option plans. The issuance of ^ stock pursuant to the exercise of options under the stock option plans will result in the dilution of existing stockholders' interests. Assuming stockholder approval of the stock option plans and the exercise of all options at the end of the period at an exercise price of $10.00 per share, the pro forma net earnings per share would be $0.71, $0.61, $0.54, and $0.48, respectively at the minimum, midpoint, maximum and 15% above the maximum of the range for the year ended September 30, 1998; pro forma stockholders' equity per share would be $13.42, $12.06, $11.06 and $10.18, respectively at the minimum, midpoint, maximum and 15% above the maximum of the range for the year ended September 30, 1998. See "Management - Potential Stock Benefit Plans - Stock Option Plans."

                   HISTORICAL AND PRO FORMA CAPITAL COMPLIANCE

         The following table presents the Bank's historical and pro forma capital position relative to its capital requirements as of September 30, 1998. For a discussion of the assumptions underlying the pro forma capital calculations presented below, see "Use of Proceeds," "Capitalization" and "Pro Forma Data." The definitions of the terms used in the table are those provided in the capital regulations issued by the OTS. For a discussion of the capital standards applicable to the Bank, see "Regulation - Regulation of the Bank - Regulatory Capital Requirements."

                                                                           Pro Forma at September 30, 1998
                                                  ----------------------------------------------------------------------------------
                               Actual, at           $17,378,250           $20,445,000        $23,511,750           $27,038,510
                            September 30, 1998         Offering            Offering            Offering            Offering(1)
                            -------------------   ------------------- -------------------- -------------------- --------------------

                                    Percentage           Percentage           Percentage           Percentage            Percentage
                            Amount  of Assets(2)  Amount of Assets(2)  Amount of Assets(2)  Amount of Assets(2)  Amount of Assets(2)
                            ------  ------------  ------ ------------  ------ ------------  ------ ------------  -------------------
                                                                        (Dollars in thousands)
GAAP Capital(3)............ $36,107   8.6%      $44,194    10.3%       $45,717   10.7%     $47,240    11.0%      $48,991  11.3%
                             ======   ===        ======   =====         ======  =====       ======  ======        ====== =====

Tangible Capital:
  Actual or Pro Forma...... $35,887   8.6%      $43,974    10.3%       $45,497   10.6%     $47,020    10.9%      $48,771  11.3%
  Required.................   6,286   1.5         6,407     1.5          6,430    1.5        6,453     1.5         6,479   1.5
                             ------   ---        ------   -----         ------  -----       ------  ------        ------ -----
  Excess................... $29,601   7.1%      $37,568     8.8%       $39,067    9.1%     $40,567     9.4%      $42,292   9.8%
                             ======   ===        ======   =====         ======  =====       ======  ======       ======= =====

 Core Capital:
  Actual or Pro Forma...... $35,887   8.6%      $43,974    10.3%       $45,497   10.6%     $47,020    10.9%      $48,771  11.3%
  Required(4)..............  16,762   4.0        17,085     4.0         17,146    4.0       17,207     4.0        17,277   4.0
                             ------   ---        ------   -----        -------  -----       ------   -----        ------ -----
  Excess................... $19,125   4.6%      $26,889     6.3%        28,351    6.6%     $29,813     6.9%      $31,494   7.3%
                             ======   ===        ======   =====        =======  =====       ======   =====        ====== =====

Risk-Based Capital:
  Actual or Pro Forma(5)(6) $38,451  15.5%      $46,538    18.5%       $48,061   19.1%     $49,584    19.6%      $51,335  20.2%
  Required.................  19,795   8.0        20,119     8.0         20,180    8.0       20,241     8.0        20,311   8.0
                             ------  ----        ------   -----         ------  -----       ------   -----        ------ -----
  Excess................... $18,656   7.5%      $26,420    10.5%       $27,882   11.1%     $29,343    11.6%      $31,025  12.2%
                             ======  ====        ======   =====        =======  =====       ======   =====        ====== =====


-----------------
(1) As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the Offering Range of up to 15% as a result of regulatory considerations or changes in market or general financial and economic conditions following the commencement of the Subscription and Community Offerings.
(2) Tangible capital levels are shown as a percentage of tangible assets. Core capital levels are shown as a percentage of total adjusted assets.
     Risk-based capital levels are shown as a percentage of risk-weighted assets.
3) GAAP Capital includes unrealized gain on available-for-sale securities, net, which is not included as regulatory capital.
(4) The current OTS core capital requirement for savings associations is 3% of total adjusted assets. The OTS has proposed core capital requirements which would require a core capital ratio of 3% of total adjusted assets for thrifts that receive the highest supervisory rating for safety and soundness and a 4% to 5% core capital ratio requirement for all other thrifts. See "Regulations - Regulation of the Bank-Regulatory Capital Requirements.
(5)  Assumes net proceeds are invested in assets that carry a 50% risk-weighting
(6) The difference between equity under GAAP and regulatory risk-based capital is attributable to the addition of the general valuation allowance of $2,564,000 at September 30, 1998 and the subtraction of the unrealized gain on available- for-sale securities, net of $220,000.

                              ^ RECENT DEVELOPMENTS

         ^ The information set forth below at or for the periods ended December 31, 1998 and 1997, is unaudited and, in the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the results for the unaudited periods have been made. The results of operations for the three months ended December 31, 1998 are not necessarily indicative of the results that may be expected for the entire year or any other period. This information should be read in conjunction with ^"Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements contained elsewhere in this prospectus.^

^ Selected Financial Data

                                             ^ At December 31,  At September 30,
                                                     ^ 1998              1998
                                                ---------------  ---------------
                                                       (Dollars in thousands)
Total Amount of:
  Assets .........................................  $429,899          $419,041
  Loans receivable, net ..........................   352,574           338,610
  Investment securities ..........................    58,950            60,961
  Cash and cash equivalents ......................     7,368             5,217
  Deposits .......................................   348,016           352,180
  FHLB advances ..................................    41,000            21,000
  Equity (restricted) ............................    36,565            36,107

Number of:
  Real estate loans outstanding ..................     4,554             4,433
  Deposit accounts ...............................    38,016            38,409
  Full service offices ...........................         9                 9


^ Summary of Operations
                                                    For the Three Months Ended
                                                            December 31,
                                                    --------------------------
                                                       1998             1997
                                                       ----             ----
                                                          ^(In thousands)

Interest and dividend income..................        $7,753           $8,893
Interest expense..............................         4,282            5,365
                                                       -----            -----
  Net interest income.........................         3,471            3,528
Provision for loan losses.....................           150              105
                                                      ------           ------
  Net interest income after provision
  for loan losses.............................         3,321            3,423
Other income..................................           542              468
Other expense.................................         2,840            3,035
                                                       -----            -----
Income before income taxes....................         1,023              856
Provision for income taxes....................           379              300
                                                       -----            -----
^
Net income....................................       $   644          $   556
                                                     =======          =======


Selected Financial Ratios

                                                                      At or For the
                                                                    Three Months Ended
                                                                       December 31,
                                                                   ----------------------
                                                                    1998(1)       1997(1)
                                                                    -------       -------
Performance Ratios:
Return on average assets.......................................       .61%          .47%
Return on average equity.......................................      7.01          6.40
Net interest rate spread.......................................      3.08          2.73
Net interest margin on average interest-earning assets.........      3.31          3.00
Average interest-earning assets to average
interest bearing liabilities...................................       112           109
Efficiency ratio...............................................        71            76

Asset Quality Ratios:

Non-performing loans to total assets...........................       .25%          .41%

Non-performing loans to total loans, net.......................       .30           .53

Non-performing assets to total assets..........................       .29           .59

Net charge-offs to average loans outstanding...................       .05           .07

Allowance for loan losses to total loans.......................       .76           .74



Capital Ratios:

Average equity to average assets ratios........................      8.68          7.38
Equity to assets at period end.................................      8.52          7.42



-----------------
(1)      Annualized where appropriate.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                             OF RECENT DEVELOPMENTS

Comparison of Financial Condition at December 31,1998 and September 30,1998

         Assets. Total assets increased $10.9 million, or 2.6%, to $429.9 million at December 31, 1998 from $419.0 million at September 30, 1998. The increase in total assets resulted primarily from a $14.0 million, or 4.1%, increase in the loan portfolio.

         Liabilities. Total liabilities increased $10.4 million, or 2.7%, to $393.3 million at December 31, 1998 from $382.9 million at September 30, 1998. The increase in total liabilities resulted primarily from a $20.0 million increase in FHLB advances utilized to fund the loan growth, partially offset by a $4.2 million decrease in deposits and a $4.0 million decrease in amounts due to banks. The decrease in deposits resulted from an outflow of certificates of deposit due to the continued low interest rate environment.

         Equity. The increase in the Bank's equity reflects the $644,000 in net income for the three months ended December 31, 1998 and a decrease of $186,000 in the net unrealized gain on investments available for sale.

Comparison of Operating Results for the Three Months Ended December 31, 1998 and December 31, 1997

         Net Income. Net income for the three months ended December 31, 1998 increased 15.8% to $644,000, compared to $556,000 for the same period in 1997. Net income was affected by an overall reduction in non-interest expenses related to the Branch Sale.

         Net interest income decreased $57,000, or 1.6%, for the three months ended December 31, 1998 compared to the three months ended December 31, 1997. This slight decrease resulted from a decrease in interest income of $1.1 million which substantially offset a smaller decrease in interest expense. Other income increased to $542,000 for the three months ended December 31, 1998 from $468,000 for the three months ended December 31, 1997, resulting primarily from increased service fees on customer accounts. Other expenses decreased to $2.8 million for the three months ended December 31, 1998 from $3.0 million for the three months ended December 31, 1997, due primarily to cost savings related to the Branch Sale.

         Interest Income. Total interest income decreased to $7.8 million for the three months ended December 31, 1998 from $8.9 million for the three months ended December 31, 1997, as a result of a 10% decrease in average interest-earning assets and a 24 basis point decrease in the overall portfolio yield. Average interest-earning assets decreased to $411.0 million for the three months ended December 31, 1998 from $456.9 million for the three months ended December 31, 1997. This decrease resulted from the $52.5 million transfer of assets ($44.6 million in loans) in the Branch Sale, partially offset by new loan growth. The average rate earned on interest-earning assets decreased to 7.54% for the three months ended December 31, 1998 from 7.79% for the three months ended December 31, 1997, a decrease of 25 basis points, Interest income on loans decreased $645,000 to $6.8 million for the three months ended December 31, 1998 from $7.4 million for the three months ended December 31, 1997. This decrease reflects the strong loan growth, particularly refinancings, that offset the sale of loans noted above. In addition, the average yield on loans decreased by 40 basis points during the three months, reflecting the general downward trend in interest rates, Interest income on investment securities and other investments decreased $495,000 to $958,000 for the three months ended December 31, 1998 from $1.5 million for the three months ended December 31, 1997. This decrease was primarily the result of a $31.6 million decrease in the average balance to $64.0 million in 1998 from $95.6 million in 1997. The decrease in the average balance of investment securities was primarily due to maturities and calls on investment securities. The cash from these activities were used to fund new loan growth. Also the average yield on investment securities and other investments decreased by 9 basis points since yields on the reinvestment of available assets have decreased with the general downward trend in interest rates.

         Interest Expense. Total interest expense decreased by $1.1 million for the three months ended December 31, 1998 from $5.4 million for the three months ended December 31, 1997, as a result of a decrease in average interest-bearing liabilities and a 44 basis point decrease in the average cost of funds. Average interest-bearing liabilities decreased to $367.9 million for the three months ended December 31, 1998 from $421.0 million for the three months ended December 31, 1997. The decrease is attributable to the sale of deposits in the Branch Sale. The average interest rate paid on interest-bearing liabilities was 4.66% for the three months ended December 31, 1998 compared to 5.10 % for the three months ended December 31, 1997, a decrease of 44 basis points. The decrease in rates paid on interest-bearing liabilities reflects market rates as well as management's decision to use FHLB advances to control its cost of funds and to lengthen the maturity of its liabilities. Interest expense on deposits decreased $1.4 million to $3.9 million for the three months ended December 31, 1998 from $5.3 million for the three months ended December 31, 1997. This decrease was a result of a decrease of $84.6 million in the average balance of interest-bearing deposits to $336.4 million in 1998 from $422.0 million in 1997 and a decrease of 46 basis points in the average rate to 4.64 % in 1998 from 5.10% in 1997, The decrease in the average balance of interest-bearing deposits resulted from the $55.3 million in deposits sold in the Branch Sale and a decision to use FHLB advances as a funding source. The average balance of FHLB advances in the three months ended December 31, 1998 were $31.5 million at an average cost of 4.81%.

         Provision for Loan Losses. The provision for loan losses was $150,000 for the three months ended December 31, 1998 compared to $105,000 for the three months ended December 31, 1997. The allowance for loan losses was $2.7 million at December 31, 1998 and 1997. The current allowance represents .76% of total loans outstanding at December 31, 1998. First Federal had net charge-offs of $40,000 for the three months ended December 31, 1998 compared to net charge-offs of $52,000 for the three months ended December 31, 1997.

         Other Income. The increase in other income is attributable to fees and service charges which increased $74,000, or 15.8% from 1997 to 1998, this reflects First Federal's continuing emphasis on charging appropriate fees for its services.

         Other Expense. Other expense decreased by $195,000 to $2.8 million for the three months ended December 31, 1998 from $3.0 million for the three months ended December 31, 1997. Compensation and employee benefits increased $48,000 due to additional personnel and increased benefit costs. Although certain cost savings were realized through the Branch Sale, new staff personnel were added to enhance the transition into a full service community bank. Also, loan production generated through commissioned loan originators was 30% higher in the 1998 period. In addition, benefit programs were changed to be more competitive in the banking environment. Other expenses decreased $158,000 due to general banking and loan related expenses that were saved in connection with the Branch Sale.

                        SELECTED FINANCIAL AND OTHER DATA

Selected Financial Data



                                                            At September 30,
                                     -----------------------------------------------------------
                                        1998(1)      1997        1996       1995        1994
                                        -------      ----        ----       ----        ----
                                                         (Dollars in thousands)
 Total Amount of:
   Assets............................. $419,041   $466,765    $440,294    $431,414    $409,866
   Loans receivable, net..............  338,610    355,551     321,327     260,675     247,943
   Investment securities..............   60,961     74,573      99,841     138,234     135,270
   Cash and cash equivalents..........    5,217     21,842       3,885      18,222      13,691
   Deposits...........................  352,180    429,714     404,184     397,594     378,502
   FHLB advances......................   21,000         --          --          --          --
   Equity (restricted)................   36,107     33,588      30,569      30,774      28,606

Number of:
   Real estate loans outstanding......    4,433      5,149       5,461       5,187       5,396
   Deposit accounts...................   38,409     46,012      43,002      40,083      37,310
   Full service offices...............        9         14          13          14          14




--------------
(1) During fiscal year 1998, First Federal sold five branches (and $55.3 million in related deposits) that were not contiguous to its main market area for a pre-tax gain of $3.0 million. In connection with the sale of branches, the Bank transferred $45.1 million in loans and $700,000 in premises and equipment.

Summary of Operations



                                                                   Year Ended September 30,
                                                                   ------------------------
                                               1998          1997           1996             1995           1994
                                         ---------------------------  ----------------- -------------  -----------
                                                                        (In thousands)

Interest and dividend income..........       $31,892       $33,790         $31,694         $29,820         $27,532
Interest expense......................        18,966        19,702          18,961          17,689          14,707
                                              ------        ------                          ------          ------
  Net interest income.................        12,926        14,088          12,733          12,131          12,825
Provision for loan losses.............           405           317             600              75             189
                                              ------                                         -----          ------
  Net interest income after
   provision for loan losses..........        12,521        13,771          12,133          12,056          12,636
Other income..........................         4,961(1)      1,575           1,546           1,064           1,125
Other expense.........................        13,946        11,520       13,382(2)          10,081           9,662
                                              ------                                        ------          ------
Income before income taxes............         3,536         3,826             297           3,039           4,099

Provision for income taxes............         1,151         1,299              44           1,057           1,400
                                              ------                                         -----           -----
Income before cumulative
  effect of change in
  accounting principle................         2,385         2,527             253           1,982           2,699
Cumulative effect of change
  in accounting principle.............            --            --              --              --             118(3)
                                            --------      --------       ---------        --------      ----------
Net income............................       $ 2,385       $ 2,527        $    253         $ 1,982         $ 2,817



-----------------
(1)      Reflects sale of five branches and related deposits.
(2) Includes a $2.5 million one-time special assessment to recapitalize the Savings Association Insurance Fund.
(3)      Reflects adoption of SFAS 109.

Selected Financial Ratios


                                                                                      At or For the Year Ended
                                                                                             September 30,
                                                          --------------------------------------------------------------------------
                                                             1998              1997              1996        1995           1994
                                                             ----              ----              ----        ----           ----
Performance Ratios:
  Return on average assets (net income                                                                                       .68%
    divided by average total assets).................           .55%              .56%              .06%       .48%

  Return on average equity (net income
    divided by average equity).......................          6.55              7.71               .79       6.58        10.15

  Net interest rate spread...........................          2.73              2.96              2.76       2.38         2.83

  Net interest margin on average
    interest-earnings assets.........................          3.02              3.21              3.03       2.99         3.18

  Average interest-earning assets to average
    interest-bearing liabilities.....................           110               108               108        107               107

  Efficiency ratio (noninterest expense (other
    than the Bank's $2.5 million SAIF
    special assessment in 1997) divided by the sum of
    net interest income and noninterest income)......            78                74                76         76                69


Asset Quality Ratios:
  Non-performing loans to total assets...............           .20               .49               .27        .28          .57

  Non-performing loans to total loans, net...........           .25               .65               .37        .46          .94

  Non-performing assets to total assets..............           .32               .53               .28        .36          .62

  Net charge-offs to average loans outstanding.......           .14               .02               .04        .03          .09

  Allowance for loan losses to total loans...........           .76               .74               .74        .73          .78

Capital Ratios:
  Average equity to average assets ratios
    (average equity divided by average total                   8.31              7.25              7.41       7.22         6.72
    assets)..........................................

  Equity to assets at period end.....................          8.62              7.20              6.94       7.13         6.98


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

         Management's discussion and analysis of the Bank's financial condition and results of operations is intended to provide assistance and understanding of the Bank's financial condition and results of operations. The information in this section should be read with the financial statements and the notes to financial statements beginning at page F-___.

         The Bank's results of operations are primarily dependent on its net interest income. Net interest income is a function of the balances of loans and investments outstanding in any one period, the yields earned on such loans and investments and the interest paid on deposits and borrowed funds that were outstanding in that same period. The Bank's noninterest income consists primarily of fees and service charges. The results of operations are significantly impacted by the amount of provisions for loan losses which, in turn, are dependent upon, among other things, the size and makeup of the loan portfolio, loan quality and loan trends. The noninterest expenses consist primarily of employee compensation and benefits, occupancy and equipment expenses, data processing costs, marketing costs, professional fees and federal deposit insurance premiums. The Bank's results of operations are affected by general economic and competitive conditions, including changes in prevailing interest rates and the policies of regulatory agencies.

Forward - Looking Statements

         This document contains statements that project the future operations of FloridaFirst which involve risks and uncertainties. FloridaFirst's actual results may differ significantly from the results discussed in these forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors" beginning on page ____ of this document.

Business Strategy

         The Bank's business strategy has been to operate as a well-capitalized independent community savings bank dedicated to providing quality service at competitive prices. Generally, the Bank has sought to implement this strategy by maintaining a substantial part of its assets in loans secured by one-
 to four- family residential real estate located in the Bank's market area, consumer loans, home equity loans, mortgage-backed securities and U.S. Government and agency obligations.

         While management intends to continue emphasizing these objectives, the additional capital will allow the Bank to modify the existing operating strategy in order to achieve greater growth and profitability. Specifically, the Bank intends to:

^o increase its percentage of commercial and consumer loans and commercial deposit accounts, among other products;
^o expand within the Bank's existing market area through its branch network and through its lending and deposit taking services; and
^o invest in appropriate technology that will enable the Bank to serve its customers effectively.

         By seeking to broaden the range of its products and services offered, the Bank believes it will offset the declining margins in the competitive market for one- to four-family residential mortgage loans.

Highlights of the Bank's business strategy are as follows:

         Community-Oriented Institution. Based on total assets, Bank is the largest independent financial institution headquartered in Polk County, Florida. The Bank is committed to meeting the financial needs of the communities in which it operates. Management believes that the Bank is large enough to provide a full range of personal and business financial services, and yet is small enough to provide such services in a personalized and efficient manner. Management believes that the Bank can be more effective in servicing its customers than many of its non-local competitors because of the Bank's ability to quickly and effectively provide senior management responses to customer needs and inquiries. The Bank intends to maintain its community orientation by continuing to emphasize traditional deposit and loan products, primarily single-family residential mortgages. The Bank has recently added several convenience services to enhance its capabilities as a full service community bank, including the issuance of debit cards and placing ATMs at five of its branches. The Bank expects that, by the end of 1999, all of its branches will be equipped with ATMs. A complete analysis of the Bank's product and services offerings will be made in 1999 with the focus to deliver the products and services that meet the needs of its customers, including internet banking and telephone banking services.

         Market Focus. During 1997, management of the Bank developed a product and branch profitability model to analyze its operations. Based on the Bank's strategic analyses and other discussions relative to future growth and utilization of capital, the Bank entered into an agreement in October 1997 with another financial institution to sell certain branches and related deposits. The five branches sold were referred to as the Bank's Tri-County Region (the "Branch Sale"). The branches were not contiguous to the Bank's main market area, having been acquired from a troubled financial institution in the early 1980's. In addition, the growth projections for the area were below the projected growth in Polk and Manatee Counties. The Bank believed its capital could be more effectively utilized in Polk and Manatee Counties.

         The Branch Sale resulted in the sale of $55.5 million in deposits. The Bank transferred loans totaling $44.6 million that included the consumer and mortgage loans from the region and certain mortgage loans from Polk County to satisfy the deposit sale. The Bank realized a $3.0 million gain on the Branch Sale.

         Commercial Banking. The Bank is expanding its lending programs for commercial business and commercial real estate loans in an effort to satisfy a perceived need within its market area and increase its loan portfolio. Also, the Bank's diversification efforts to become a full service community bank will place a greater emphasis on providing products and services to meet the credit and checking needs of small to medium sized businesses.

         In 1998, the Bank hired a senior commercial loan officer to head up its lending and credit activities. Two additional commercial loan staff members were added to support the Bank's increased activities in this area. To further enhance its transition to a full service community bank, the Bank plans to hire additional personnel experienced in commercial lending and will increase its marketing efforts on smaller businesses operating in the Bank's market areas.

         Residential Mortgage Lending. Since its inception, the Bank has originated mortgage loans and held most of the loans in its loan portfolio. The Bank has emphasized and will continue to emphasize the origination of mortgage loans secured by one- to four-family residential properties located in its market areas. Such mortgage loans generally have less credit risk than loans collateralized by multi-family or commercial real estate. At September 30, 1998, one- to four-family residential mortgage loans totaled $272.0 million, or 75.9% of the Bank's loan portfolio. Generally, the yield on mortgage loans originated by the Bank is greater than that of mortgage-backed securities purchased by the Bank.

         The Bank is the top residential construction lender in Polk County. Although the Bank makes residential mortgage loans to local builders to construct houses that are not pre-sold, the large majority of the construction loans are made to individual borrowers that have contracted to have their permanent residence built. These construction loans are modified into permanent loans upon completion of construction and have less credit risk since the borrower has previously been qualified for the permanent loan under the Bank's customary underwriting criteria. Construction loans made to a builder carry the extra risk of ultimate sale of the completed house to a qualified borrower. The Bank minimizes its risk on construction loans made directly to builders by limiting the number of non-pre-sold houses it finances to any individual builder.

Analysis of Net Interest Income

         The Bank's earnings have historically depended primarily upon the Bank's net interest income, which is the difference between interest income earned on its loans and investments ("interest-earning assets") and interest paid on its deposits and any borrowed funds ("interest-bearing liabilities"). Net interest income is affected by ^(a) the difference between rates of interest earned on the Bank's interest-earning assets and rates paid on its interest-bearing liabilities ("interest rate spread") and ^(b) the relative amounts of its interest-earnings assets and interest-bearing liabilities.

         Average Balance Sheet. The following table sets forth certain information relating to the ^ Bank at and for the periods indicated. ^ The average yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Similar information is provided as of September 30, 1998. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented.

                                                                             Year Ended September 30,
                                                  ----------------------------------------------------------------------------------
                            At September 30, 1998            1998                       1997                        1996
                             -------------------- ------------------------------ ---------------------------------------------------
                                                                      Average                   Average                     Average
                                          Yield/  Average             Yield/  Average           Yield/     Average           Yield/
                                 Balance   Cost   Balance   Interest  Cost    alance  Interest  Cost       Balance Interest  Cost
                                 -------   ----   ------    -------  -------- -----   -------  ---------  -------  ------- -----
                                                                                 (Dollars in thousands)
Interest-earning assets:
 Loans receivable(1).........    $341,192  7.91%  $339,218   $26,992   7.96%  339,992 $27,655     8.13%   $288,901  $23,346    8.08%
 Investment securities
   and other(2)..............      67,905  5.85%    85,594     4,900   5.72    98,836   6,135     6.21     131,145    8,348    6.37
                                  -------          -------    ------          -------  ------              -------   ------
  Total interest-earning
    assets...................     409,097  7.60%   424,812   $31,892   7.51   438,828 $33,790     7.70     420,046  $31,694    7.55
                                                              ======                   ======                        ======
Non-interest-earning assets..       9,944           12,557                     13,640                       11,434
                                  -------           ------                    -------                       ------
  Total assets...............    $419,041         $437,369                    452,468                     $431,480
                                  =======          =======                    =======                      =======
Interest-bearing liabilities:
 Checking accounts...........     $24,456  1.80%  $ 25,177   $   469   1.86    24,343 $   607     2.49    $ 21,276  $   539    2.53
 Savings accounts............      37,758  1.75%    41,456       859   2.07    48,155   1,204     2.50      49,396    1,235    2.50
 Money market accounts.......      18,091  3.97%    15,356       582   3.79    11,767     351     2.98      12,259      333    2.72
 Certificates of deposit.....     261,382  5.53%   301,093    16,921   5.62   321,938  17,540     5.45     306,256   16,854    5.50
 FHLB advances...............      21,000  5.12%     3,539       135   5.10        --      --       --          --       --      --
                                  -------          -------   -------          ------- -------             -------- --------
  Total interest-bearing
    liabilities..............     362,687  4.65%   386,621   $18,966   4.78   406,203 $19,702     4.74     389,187  $18,961    4.79
                                                              ======                   ======                        ======
Non-interest-bearing
  liabilities(3).............      20,247           14,354                     13,478                       10,336
                                  -------          -------                    -------                      -------
 Total liabilities...........     382,934          400,975                    419,681                      399,523
Equity.......................      36,107           36,394                     32,787                       31,957
                                  -------           ------                    -------                      -------
 Total liabilities and
   equity....................    $419,041         $437,369                    452,468                     $431,480
                                  =======          =======                    =======                      =======
Net interest income..........                                $12,926                  $14,088                       $12,733
                                                              ======                   ======                        ======
Interest rate spread(4)......              2.95%                       2.73%                      2.96%                        2.76%
                                          =====                      ======                     ======                        ======
Net margin on interest-
  earning assets(5)..........              3.37%                       3.02%                      3.21%                        3.03%
                                          =====                      ======                     ======                        ======
Ratio of average interest-
  earning assets to average
  interest-bearing
  liabilities................               113%                        110%                       108%                         108%
                                            ===                         ===                        ===                          ===


--------------------------------
(1)  Average balances include non-accrual loans.
(2) Investment securities includes both securities that are available for sale and held to maturity. Includes interest-bearing deposits in other financial institutions.
(3)  Includes non-interesting-bearing checking accounts.
(4) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities and the Bank's investment in FHLB stock.
(5) Net margin on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

         Rate/Volume Analysis. The relationship between the volume and rates of the Bank's interest-bearing assets and interest-bearing liabilities influences the Bank's net interest income. The following table reflects the sensitivity of the Bank's interest income and interest expense to changes in volume and in prevailing interest rates during the periods indicated. Each category reflects the: (1) changes in volume (changes in volume multiplied by old rate); (2) changes in rate (changes in rate multiplied by old volume); and (3) net change. The net change attributable to the combined impact of volume and rate has been allocated proportionally to the absolute dollar amounts of change in each.

                                              Year Ended September 30,        Year Ended September 30,
                                          ------------------------------  -----------------------------
                                               1998     vs.     1997           1997     vs.     1996
                                          ------------------------------  -----------------------------
                                                 Increase (Decrease)             Increase (Decrease)
                                                      Due to                          Due to
                                          ------------------------------  -----------------------------
                                           Volume      Rate        Net      Volume      Rate       Net
                                           ------      ----        ---      ------      ----       ---
                                                              (Dollars in thousands)
Interest income:
 Loans receivable .....................   $   (75)   $  (588)   $  (663)   $ 4,165    $   145    $ 4,310
 Investment securities and other ......      (739)      (496)    (1,235)    (2,009)      (205)    (2,214)
                                          -------    -------    -------    -------    -------    -------
  Total interest-earning assets .......   $  (814)   $(1,084)   $(1,898)   $ 2,156    $   (60)   $ 2,096
                                          =======    =======    =======    =======    =======    =======

Interest expense:
Checking accounts .....................   $    24    $  (162    $  (138)   $   109    $   (41)   $    68
Savings accounts ......................      (156)      (189)      (345)       (31)      --          (31)
Money market accounts .................       122        109        231        (13)        31         18
Certificates of deposit ...............    (1,156)       537       (619)       842       (156)       686
 Other liabilities ....................       135       --          135       --         --         --
                                          -------    -------    -------    -------    -------    -------
   Total interest-bearing liabilities .   $(1,031)   $   295    $  (736)   $   907    $  (166)   $   741
                                          =======    =======    =======    =======    =======    =======

Net change in interest income .........   $   186    $(1,348)   $(1,162)   $ 1,249    $   106    $ 1,355
                                          =======    =======    =======    =======    =======    =======

Management of Interest Rate Risk and Market Risk

         Because the majority of the Bank's assets and liabilities are sensitive to changes in interest rates, the Bank's most significant form of market risk is interest rate risk^, or changes in interest rates. The Bank, is vulnerable to an increase in interest rates to the extent that interest-bearing liabilities ^ mature or reprice more rapidly than interest-earning assets. The lending activities of the Bank have historically emphasized the origination of long-term, fixed rate loans secured by single-family residences^. The primary source of funds has been deposits with substantially shorter maturities. While having interest-bearing liabilities that reprice more frequently than interest-earning assets is generally beneficial to net interest income during a period of declining interest rates, such an asset/liability mismatch is generally detrimental during periods of rising interest rates.

         The Board of Directors has established an asset/liability committee which consists of the Bank's president and senior bank officers. The committee meets on a monthly basis to review loan and deposit pricing and production volumes, interest rate risk analysis, liquidity and borrowing needs, and a variety of other assets and liability management topics.

         To reduce the effect of interest rate changes on net interest income the Bank has adopted various strategies to enable it to improve matching of interest-earning asset maturities to interest-bearing liability maturities. The principal elements of these strategies include: (a) the Bank seeks to originate commercial and consumer loans with adjustable rate features or fixed rate loans with short maturities; (b) the Bank seeks to lengthen the maturities of its liabilities when deemed cost effective through the pricing and promotion of certificates of deposit and utilization of FHLB advances; (c) the Bank seeks to attract low cost checking and transaction accounts which tend to be less interest rate sensitive when interest rates rise; and (d) the Bank seeks, when market conditions permit, to originate and hold in its portfolio adjustable rate loans which have annual interest rate adjustments. The Bank also maintains an investment portfolio that provides a stable cash flow, thereby providing investable funds in varying interest rate cycles.

         The Bank has also made a significant effort to maintain its level of lower cost deposits as a method of enhancing profitability. At September 30, 1998, the Bank had 25.6% of its deposits in low-cost passbook, checking and money market accounts. These deposits have traditionally remained relatively stable and ^ are expected to be only moderately affected in a period of rising interest rates. ^ This stability has enabled the Bank to offset the impact of rising rates in other deposit accounts.

         Exposure to interest rate risk is actively monitored by management. The Bank's objective is to maintain a consistent level of profitability within acceptable risk tolerances across a broad range of potential interest rate environments. The Bank uses the OTS Net Portfolio Value ("NPV") Model to monitor its exposure to interest rate risk, which calculates changes in net portfolio value. Reports generated from assumptions provided and modified by management are reviewed by the Asset/Liability Management Committee and reported to the Board of Directors quarterly. The Interest Rate Sensitivity of Net Portfolio Value Report shows the degree to which balance sheet line items and net portfolio value are potentially affected by a 100 to 400 basis point (1/100th of a percentage point) upward and downward parallel shift (shock) in the Treasury yield curve.

         The following table presents the Bank's NPV as of September 30, 1998^. The NPV was calculated by the OTS, based on information provided by the Bank.

            Net Portfolio Value ("NPV")      NPV as % of Present Value of Assets
            ---------------------------     ------------------------------------

    Change                                                 Basis Point
   in Rates   $ Amount     $ Change          % Change       NPV Ratio    Change
   --------   --------     --------          --------       ---------    ------
                                  (Dollars in thousands)
   +400 bp    $29,878     $-14,699              -33%           7.56%     -291 bp
   +300 bp     34,781       -9,797              -22%           8.61%     -186 bp
   +200 bp     39,155       -5,423              -12%           9.50%      -97 bp
   +100 bp     42,431       -2,146               -5%          10.12%      -35 bp
     0 bp      44,578                                         10.47%

    -100 bp    45,285         +708               +2%          10.51%       +4 bp

    -200 bp    46,215       +1,637               +4%          10.58%      +11 bp
    -300 bp    48,047       +3,470               +8%          10.83%      +36 bp
    -400 bp    49,875       +5,297              +12%          11.07%      +60 bp




         Future interest rates or their effects on NPV or net interest income are not predictable. Nevertheless, the Bank's management does not expect current interest rates to have a material adverse effect on the Bank's NPV or net interest income in the near future. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments, and deposit run-offs, and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturity or periods of repricing, they may react at different times and in different degrees to changes in the market interest rates. The interest rate on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets such as adjustable rate mortgages, generally have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Comparison of Financial Condition at September 30, 1998 and 1997

         Assets. Total assets decreased $47.8 million, or 10.2%, to $419.0 million at September 30, 1998 from $466.8 million at September 30, 1997. The decrease in total assets resulted primarily from: the transfer of $44.6 million in loans in connection with the Branch Sale which was partially offset by a $27.2 million increase in net loans outstanding from new originations; a reduction of $14.5 million in the Bank's federal funds sold position; and a reduction in the investment securities portfolio of $13.6 million, that was used to fund the new loan growth.

         Liabilities. Total liabilities decreased $50.3 million, or 11.6%, to $382.9 million at September 30, 1998 from $433.2 million at September 30, 1997. The decrease in total liabilities resulted primarily from: the transfer of $55.5 million in deposits in connection with the Branch Sale; and a $35.2 million decrease in deposits, primarily certificates of deposit due to the Bank's elimination of premium pricing on these accounts to reduce its cost of funds. These deposit outflows were offset partially by $12.9 million in interest credited to deposit accounts and an increase in FHLB advances of $21.0 million since the rates on the advances fit into the Bank's strategy to reduce its cost of funds.

         Equity. The increase in the Bank's equity reflects the $2.4 million in net income for the year ended September 30, 1998 and an increase of $134,000 in unrealized gains on investments available for sale.

Liquidity and Capital Resources

         The liquidity of a savings institution reflects its ability to provide funds to meet loan requests, to accommodate possible outflows in deposits, and to take advantage of interest rate market opportunities. Funding of loan requests, providing for liability outflows, and management of interest rate fluctuations require continuous analysis in order to match the maturities of specific categories of short-term loans and investments with specific types of deposits and borrowings. Savings institution liquidity is normally considered in terms of the nature and mix of the savings institution's sources and uses of funds.

         Asset liquidity is provided through loan repayments and the management of maturity distributions for loans and securities. An important aspect of liquidity lies in maintaining sufficient levels of loans and mortgage-backed securities that generate monthly cash flows.

         In addition to the $2.5 million in cash provided by operations, other significant cash flows or uses (amounts shown in parentheses) were as follows:

                                                             (In millions)
                                                             -------------
Cash provided by operations                                   ^ $   2.5
                                                                =======
FHLB advances                                                      21.0
^ Decrease in net deposits (excluding Branch Sale)                (22.0)
^ Maturities of and repayments on investment securities            47.9
^ Purchases of investment securities                              (34.0)
^ Cash required to complete Branch Sale                            (6.7)
^ Net increase in loans (excluding Branch Sale)                   (30.8)
^ Other net                                                         5.5
                                                                    ---
^ Net decrease in cash                                         ^ $(16.6)
                                                                 =======



         The Bank is subject to federal regulations that impose certain minimum capital requirements. For a discussion on such capital levels, see "Historical and Pro Forma Capital Compliance" and "Regulation - Regulation of the Bank - Regulatory Capital Requirements."

         Management is not aware of any known trends, events or uncertainties that will have or are reasonably likely to have a material effect on the Bank's liquidity, capital or operations nor is management aware of any current recommendation by regulatory authorities, which if implemented, would have such an effect.

Comparison of Operating Results for Year Ended September 30, 1998 to Year Ended September 30, 1997

         Net Income. Net income for the year ended September 30, 1998 decreased 4.0% to $2.4 million, compared to $2.5 million for the same period last year. Net income was affected by certain nonrecurring transactions as follows:

o $3.0 million gain from the Branch Sale. See -- "Market Focus" and "Other Income."

o $2.2 million in charges resulting from changes in the Bank's employee benefit plans. The changes relate mainly to the freezing of benefits under the existing defined benefit pension plan ($1.5 million) and the adoption of a directors' retirement plan ($400,000). See -- "Other Expense."

         Net interest income decreased 8.5% to $12.9 million for the year ended September 30, 1998 compared to $14.1 million for the year ended September 30, 1997. This decrease resulted from a decrease in interest income of $1.9 million which was partially offset by a decrease in interest expense of $736,000. Other income increased to $5.0 million for the year ended September 30, 1998 from $1.6 million for the year ended September 30, 1997, resulting primarily from the Branch Sale. Other expenses increased to $14.0 million for the year ended September 30, 1998 from $11.5 million for the year ended September 30, 1997, due primarily to certain nonrecurring transactions discussed above.

         Interest Income. Total interest income decreased to $31.9 million for the year ended September 30, 1998 from $33.8 million for the year ended September 30, 1997, as a result of a decrease in average interest-earning assets and a decrease in the average interest rates earned. Average interest-earning assets decreased to $424.8 million for the year ended September 30, 1998 from $438.8 million for the year ended September 30, 1997. This decrease resulted from the transfer of $45.1 million in interest-earning assets in January 1998 in connection with the Branch Sale, partially offset by strong loan growth throughout the year. The average rate earned on interest-earning assets decreased to 7.51% for the year ended September 30, 1998 from 7.70% for the year ended September 30, 1997, a decrease of 19 basis points. Interest income on loans decreased $663,000 to $27.0 million for the year ended September 30, 1998 from $27.7 million for the year ended September 30, 1997. This slight decrease reflects the strong loan growth, particularly refinancings, that offset the sale of loans noted above. In addition, the average yield on loans decreased by 17 basis points during the year, reflecting the general downward trend in interest rates. Interest income on investment securities and other investments decreased $1.2 million to $4.9 million for the year ended September 30, 1998 from $6.1 million for the year ended September 30, 1997. This decrease was primarily the result of a $13.2 million decrease in the average balance to $85.6 million in 1998 from $98.8 million in 1997. The decrease in the average balance of investment securities was primarily due to the maturities and calls of certain securities and the redeployment of these funds into loans. Also the average yield on investment securities and other investments decreased by 49 basis points since yields on the reinvestment of available assets have decreased with the general downward trend in interest rates.

         Interest Expense. Total interest expense decreased by $736,000 for the year ended September 30, 1998 from $19.7 million for the year ended September 30, 1997, as a result of a decrease in average interest-bearing liabilities, offset by a slight 4 basis point increase in the average cost of funds. Average interest-bearing liabilities decreased to $386.6 million for the year ended September 30, 1998 from $406.2 million for the year ended September 30, 1997. The decrease is attributable to the sale of $55.3 million in deposits in January 1998 when the Bank sold the deposits of five branches, partially offset by new deposits and borrowings to fund the asset growth. The average interest rate paid on interest-bearing liabilities was 4.78% for the year ended September 30, 1998 compared to 4.74% for the year ended September 30, 1997, an increase of 4 basis points. The increase in rates paid on interest-bearing liabilities reflects market rates as well as the transfer of lower yielding certificates of deposit in connection with the Branch Sale. Interest expense on deposits decreased $871,000 to $18.8 million for the year ended September 30, 1998 from $19.7 million for the year ended September 30, 1997. This decrease was a result of a decrease of $23.1 million in the average balance of interest-bearing deposits to $383.1 million in 1998 from $406.2 million in 1997 partially offset by an increase of 18 basis points in the average rate to 4.92% in 1998 from 4.74% in 1997. The Bank began using FHLB advances in June 1998 to control its cost of funds and lengthen the maturity of its liabilities.

         Provision for Loan Losses. The provision for loan losses is charged to operations to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, volume and type of lending conducted by the Bank, industry standards, the level and status of past due and nonperforming loans, the general economic conditions in the Bank's lending area and other factors affecting the collectibility of the Bank's loan portfolio. The provision for loan losses was $405,000 for the year ended September 30, 1998 compared to $317,000 for the year ended September 30, 1997. The allowance for loan losses was $2.6 million at September 30, 1998 and 1997. The current allowance represents .76% of total loans outstanding at September 30, 1998. The Bank had net charge-offs of $474,000 for the year ended September 30, 1998 compared to net charge-offs of $69,000 for the year ended September 30, 1997. See "Business of the Bank --Non- Performing Loans and Problem Assets." The Bank monitors its loan portfolio on a continuing basis and intends to continue to provide for loan losses based on its ongoing review of the loan portfolio and general market conditions.

         Other Income. In addition to the gain from the Branch Sale, fees and service charges increased $152,000, or 10.4% from 1997 to 1998. This reflects the Bank's continuing emphasis on charging appropriate fees for its services. The Bank continues to review its products with a goal to increase sources of non-interest income, including fees and service charges.

         Other Expense. Other expense increased by $2.5 million to $14.0 million for the year ended September 30, 1998 from $11.5 million for the year ended September 30, 1997. In addition to the nonrecurring charges discussed in "Net Income" above, compensation and employee benefits increased due to the hiring of additional commercial lending staff personnel, an average 5% increase in salary adjustments, a full year of staff cost associated with the Bank's newest branch that opened in September 1997, partially offset by the staff costs savings realized through the Branch Sale. Occupancy and equipment costs increased due to expenses related to a data processing conversion in 1998 as well as a full year's cost related to the new customer service platform system installed in May 1997.

         The Company expects increased expenses in the future as a result of the establishment of the ESOP, potential stock benefit plans, and the adoption of the directors and executive retirement plans, as well as increased costs associated with being a public company (e.g., periodic reporting, annual meeting materials, transfer agent, professional and stock listing fees).

Comparison of Operating Results for Year Ended September 30, 1997 to Year Ended September 30, 1996

         Net Income. Net income for the year ended September 30, 1997 increased 31.6% to $2.5 million, compared to $1.9 million for fiscal year 1996, excluding the one-time SAIF special assessment of $1.7 million after tax. Including the one-time SAIF special assessment, net income for the year ended September 30, 1996 was $253,000. Net interest income increased 11.0% to $14.1 million for the year ended September 30, 1997 compared to $12.7 million for the year ended September 30, 1996. This increase was due to an increase in interest income of $2.1 million offset by an increase in interest expense of $741,000. Other expense decreased to $11.5 million for the year ended September 30, 1997 from $13.4 million for the year ended September 30, 1996, due primarily to the one-time SAIF special assessment of $2.5 million before taxes.

         Interest Income. Total interest income increased to $33.8 million for the year ended September 30, 1997 from $31.7 million for the year ended September 30, 1996, as a result of an increase in average interest-earning assets and an increase in the average interest rate. Average interest-earning assets increased to $438.8 million for the year ended September 30, 1997 from $420.0 million for the year ended September 30, 1996. The average rate earned on interest-earning assets increased to 7.70% for the year ended September 30, 1997 from 7.55% for the year ended September 30, 1996, an increase of 15 basis points. Interest income on loans increased $4.3 million to $27.7 million for the year ended September 30, 1997 from $23.4 million for the year ended September 30, 1996. This increase was a result of a $51.1 million increase in the average balance to $340.0 million in 1997 from $288.9 million in 1996. In addition, the average yield on loans increased by 5 basis points to 8.13% in 1997 from 8.08% in 1996. The increase in the average balance of total loans was mainly due to strong growth in the residential loan portfolio resulting from high levels of loan originations and significant growth in consumer loans resulting from concentrated sales efforts in this area. Interest income on investment securities and other investments decreased $2.2 million to $6.1 million for the year ended September 30, 1997 from $8.3 million for the year ended September 30, 1996. This decrease was primarily the result of a gradual liquidation of the investment portfolio to fund the strong loan demand.

         Interest Expense. Total interest expense increased to $19.7 million for the year ended September 30, 1997 from $19.0 million for the year ended September 30, 1996, as a result of an increase in average interest-bearing liabilities, partially offset by a decrease in the cost of these funds. Average interest-bearing liabilities increased to $406.2 million for the year ended September 30, 1997 from $389.2 million for the year ended September 30, 1996. The average interest rate paid on interest-bearing liabilities was 4.74% for the year ended September 30, 1997 compared to 4.79% for the year ended September 30, 1996, a decrease of 5 basis points. The increase in average-interest bearing liabilities reflects a strong growth in certificates of deposit and checking accounts used to fund the loan demand.

         Provision for Loan Losses. The provision for loan losses is charged to operations to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, volume and type of lending conducted by the Bank, industry standards, the level and status of past due and nonperforming loans, the general economic conditions in the Bank's lending area and other factors affecting collectibility of the Bank's loan portfolio. The provision for loan losses was $317,000 for the year ended September 30, 1997 compared to $600,000 for the year ended September 30, 1996, respectively. The allowance for loan losses was $2.6 million and $2.4 million at September 30, 1997 and 1996, respectively. The allowance was .74% of total loans at both September 30, 1997 and 1996. The Bank had net charge-offs of $69,000 for the year ended September 30, 1997 compared to $117,000 for the year ended September 30, 1996. The Bank monitors its loan portfolio on a continuing basis and intends to continue to provide for loan losses based on its ongoing review of the loan portfolio and general market conditions.

         Other Income. Other income stayed essentially even at $1.6 million for the year ended September 30, 1997 compared to $1.5 million for the year ended September 30, 1996. During the 1997 fiscal year, the Bank recorded a $154,000, or 11.8%, increase in fees and service charges as the Bank sought to increase other income through explicit pricing of services. The increase in fees and service charges was partially offset by a decrease in gains on sales of loans and investments.

         Other Expense. Other expense decreased by $1.9 million to $11.5 million for the year ended September 30, 1997 from $13.4 million for the year ended September 30, 1996. The decrease was primarily due to the special assessment to recapitalize the SAIF fund of $2.5 million for the year ended  September  30, 1996 and a decrease  of $547,000 in premiums  for the year ended September 30, 1997 due to lower assessment rates resulting from recapitalization of the SAIF. Other changes included an increase of $575,000 in compensation and benefits, and an increase of $394,000 in other expense. The increase in compensation and benefits is due primarily to additional staff required to support the growth in loans and deposits.

         Provision for Income Taxes. Provision for income taxes increased by $1.3 million from $44,000 in 1996, or an effective tax rate of 15%, to $1.3 million in 1997, or an effective tax rate of 34%. The effective tax rate in 1997 appears appropriate based upon the income and expenses incurred during the year. The low effective tax rate reflected for 1996 is attributable to certain adjustments deemed necessary by the Bank. These adjustments are not anticipated to be recurring and should not have any effect on the financial condition of the Bank in the future.

Recent Accounting Pronouncements

         Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (Statement No. 130) establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Under Statement No. 130, comprehensive income is divided into net income and other comprehensive income. Other comprehensive income includes items previously recorded directly in equity, such as unrealized gains or losses on securities available for sale. Statement No. 130 has not been adopted by the Bank as of this date, but will apply the provisions of this statement commencing with the first quarterly reporting period after September 30, 1998. Comparative financial statements provided for earlier periods once quarterly periods begin, will be reclassified to reflect the application of the provisions of Statement No. 130. For the Bank, comprehensive income is determined by adding unrealized investment holding gains or losses during the period to net income.

         In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information (Statement No. 131)," which changes the way public companies report information about segments of their business and requires them to report selected segment information in their quarterly reports issued to stockholders. Among other things, Statement No. 131 requires public companies to report ^(1) certain financial and descriptive information about its reportable operating segments (as defined), and ^(2) certain enterprise-wide financial information about products and services, geographic areas and major customers. The required segment financial disclosures include a measure of profit or loss, certain specific revenue and expense items, and total assets. Statement No. 131 is effective for reporting by public companies in fiscal years beginning after December 15, 1997 and, accordingly, would be adopted by the Bank upon completion of its reorganization. Statement No. 131 is not expected to have a significant impact on the Bank's financial reporting.

         In February 1998, the FASB issued Statement of Financial Accounting Standards No. 132 "Employers Disclosures about Pensions and Other Postretirement Benefits" (Statement No. 132). Statement 132 revised employers' disclosures about pension and other postretirement benefits plans. It does not change the measurement of recognition of those plans. It standardized the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information in changes in the benefit obligations and fair value of plan assets that will facilitate financial analysis and eliminates certain required disclosures of previous accounting pronouncements.

         Statement No. 132 is effective for fiscal years beginning after December 15, 1997. Restatement of disclosures for earlier periods provided for comparative purposes is required unless the information is not readily available. As Statement No. 132 affects disclosure requirements, it is not expected to have a material impact on the financial statements of the Bank.

         In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (Statement No. 133). Statement No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Statement No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Initial application of this Statement should be as of the beginning of an entity's fiscal quarter, on that date, hedging relationships must be designated anew and documented pursuant to the provisions of this Statement. Earlier application of all of the provisions of Statement No. 133 is encouraged, but it is permitted only as of the beginning of any fiscal quarter that begins after issuance of this Statement. This Statement should not be applied retroactively to financial statements of prior periods. Statement No. 133 is not expected to have a material impact on the Bank's financial statement presentations.

Year 2000 Readiness Disclosure

         Rapid and accurate data processing is essential to the Bank's operations. Many computer programs that can only distinguish the final two digits of the year entered (a common programming practice in prior years) are expected to read entries for the year 2000 as the year 1900 or as zero and incorrectly attempt to compute payment, interest, delinquency and other data.

         The following discussion of the implications of the year 2000 problem for the Bank, contains numerous forward looking statements based on inherently uncertain information. The cost of the project and the date on which the Bank plans to complete the internal year 2000 modifications are based on management's best estimates, which are derived utilizing a number of assumptions of future events including the continued availability of internal and external resources, third party modifications and other factors. However, there can be no guarantee that these statements will be achieved and actual results could differ. Moreover, although management believes it will be able to make the necessary modifications in advance, there can be no guarantee that failure to modify the systems would not have a material adverse effect on the Bank or the Company.

         The Bank places a high degree of reliance on computer systems of third parties, such as customers, suppliers, and other financial and governmental institutions. Although the Bank is assessing the readiness of these third parties and preparing contingency plans, there can be no guarantee that the failure of these third parties to modify their systems in advance of December 31, 1999 would not have a material adverse affect on the Bank.

         The Bank's Year 2000 Plan (the "Plan") was presented to the Board of Directors in September 1997. The Plan was developed using the guidelines outlined in the Federal Financial Institutions Examination Council's "The Effect of Year 2000 on Computer Systems." The Year 2000 Committee is responsible for the Plan with the Board of Directors receiving Year 2000 progress reports on a quarterly basis. Our primary operating systems, as provided by a third party service bureau ("External Provider"), have been tested satisfactorily. The main hardware and software used to serve our customer base and maintain the customer transaction histories and company accounting records are currently operating on Year 2000 compliant systems.

         An OTS on-site examination was conducted in April 1998, and based upon the examination results, the Bank was progressing satisfactorily towards completing the Plan requirements.

         The primary operating software for the Bank is the External Provider. The Bank is maintaining ongoing contact with this vendor so that modification of the software for Year 2000 readiness is a top priority. The Bank has performed significant testing of the software utilized by the External Provider with successful results. The External Provider has represented that the software currently being utilized for the Bank's current operations is Year 2000 compliant.

         The Bank has contacted all other material vendors and suppliers regarding their Year 2000 readiness. Each of these third parties has delivered written assurance to the Bank that they expect to be Year 2000 compliant prior to the Year 2000. The Bank is in the process of contacting all significant customers and non-information technology suppliers (i.e. utility systems, telephone systems, etc.), regarding their year 2000 state of readiness.

         The Bank has identified 19 vendors and systems as mission critical and 68% of the Bank's mission critical vendors are Year 2000 compliant. The only critical vendors that have not confirmed that they are Year 2000 compliant are the utility companies and certain correspondent banks.

         Testing has been completed on the most significant vendor applications, except the utilities as noted above, however, final testing remains on a few critical applications. This final testing, and development of contingency plans, is expected to be completed for all critical and important applications and services by June 30, 1999. Most of the items identified as minor are services that are performed by outside vendors. We have received communication from these vendors indicating they will be in compliance for Year 2000 without any disruption in service. Appropriate testing, if possible, and any related contingency plans would be performed in the second and third quarter of 1999.

         We are unable to test the Year 2000 readiness of our significant suppliers of utilities. We are relying on the utility companies' internal testing and representations to provide the required services that drive our data systems.

         Software provided by our External Provider is supported by a contractual agreement that states the software will be Year 2000 compliant prior to January 1, 2000. No other significant contract is in place for other systems and services since they have longer terms and were not subject to specific contract negotiation in the past few years.

         All non-information technology providers that were identified have been contacted and we have been given assurances that Year 2000 will not be an issue or that the issue will be satisfactorily resolved prior to the end of 1999.

         Individual mortgage loan, consumer loan and smaller commercial loan customers were not contacted as a practical matter; it was deemed to be beyond the scope of our testing parameters, because most of these are individuals with adequate collateral on the loans.

         Major commercial loan customers (loan balances in excess of $500,000) have been contacted in writing. In addition, the commercial loan relationship managers have implemented an active telephone and personal contact program with all these customers to determine any potential exposure that might be present due to the customer's failure to prepare adequately for the Year 2000. This contact program should be completed by March 31, 1999. Any potential risk exposure will be
identified  and  adequate   consideration  given  to  adjusting  the  loan  loss
provision.

         If the Plan fails to significantly address the Year 2000 issues of the Bank, the following, among other things, could negatively affect the Bank:

         (a) utility service companies may be unable to provide the necessary service to drive our data systems or provide sufficient sanitary conditions for our offices;
         (b) our primary software provider could have a major malfunction in its system or their service could be disrupted due to its utility providers, or some combination of the two; or
         (c) the Bank may have to transact its business manually.

         The Bank will attempt to monitor these uncertainties by continuing to request an update on all critical and important vendors throughout the remainder of 1999. If the Bank identifies any concern related to any critical or important vendor, the contingency plans will be implemented immediately to assure continued service to the Bank's customers.

         Costs will be incurred to replace certain non-compliant software and hardware. The Bank does not anticipate that direct costs for renovating or replacing non-compliant hardware and software will exceed $325,000, of which approximately $221,000 had been expended as of September 30, 1998. No assurance can be given that the Year 2000 Plan will be completed successfully by the Year 2000, in which event the Bank could incur significant costs. If the External Provider fails to maintain its system in compliant state or incurs other obstacles prior to Year 2000, the Bank would likely experience significant data processing delays, mistakes or failures. These delays, mistakes or failures could have a significant adverse impact on the financial statements of the Bank.

         Successful and timely completion of the Year 2000 project is based on management's best estimates derived from various assumptions of future events, which are inherently uncertain, including the progress and results of the External Provider, testing plans, and all vendors, suppliers and customer readiness.

         Despite the best efforts of management to address this issue, the vast number of external entities that have direct and indirect business relationships with the Bank, such as customers, vendors, payment system providers and other financial institution, makes it impossible to assure that a failure to achieve compliance by one or more of these entities would not have material adverse impact on the operations of the Bank.

Impact of Inflation and Changing Prices

         The consolidated financial statements and accompanying notes presented elsewhere in this Prospectus have been prepared in accordance with GAAP which generally requires the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. As a result, interest rates have a greater impact on the Bank's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or, to the same extent, as prices of goods and services.

                             BUSINESS OF THE COMPANY

         Upon consummation of the reorganization we will own all of the stock of the Bank. We have not engaged in any significant business to date. ^ Prior to the reorganization, we will not transact any material business. We will invest our initial capitalization as discussed in the "Use of Proceeds" section. In the future, we may pursue other business activities, including ^ mergers and acquisitions, investment alternatives and diversification of operations. There are, however, no current plans for such activities. ^ Initially, we will not maintain offices separate from those of the Bank or employ any persons other than their officers. Company officers will not be separately compensated for such service.

                              BUSINESS OF THE BANK

General

         The Bank provides retail banking services, with an emphasis on one- to four-family residential mortgage loans, home equity loans and lines of credit and consumer loans as well as certificates of deposit, checking accounts and savings accounts. In addition, the Bank originates commercial real estate loans and offers checking accounts and other credit facilities to businesses within its market area. At September 30, 1998, the Bank had total assets, deposits and equity of $419.0 million, $352.2 million, and $36.1 million, respectively.

         The Bank attracts deposits from the general public and uses these deposits primarily to originate loans and to purchase investment, mortgage-backed and other securities. The principal sources of funds for the Bank's lending and investing activities are deposits, FHLB advances, the repayment and maturity of loans and sale, maturity, and call of securities. The principal source of income is interest on loans and investment and mortgage-backed securities. The principal expense is interest paid on deposits and FHLB advances.

Market Area and Competition

         The Bank operates seven offices (including the main office) in Polk County and two offices in Manatee County. Polk County is situated in central Florida and Manatee County is located in west central Florida. There are approximately 680,000 residents and 268,000 households within the Bank's primary market area. Polk County had an estimated 1997 population of 445,000 and includes Lakeland, Winter Haven, and Bartow among its most populous cities. The Bank operates primarily in Lakeland and Winter Haven. Polk County is positioned for continued growth as it is situated between the rapidly developing counties of Orange (Orlando) and Hillsborough (Tampa). Manatee County had an estimated 1997 population of 235,000 and includes Bradenton and Palmetto as its most populous cities. The Bank operates five offices in Lakeland, two in Winter Haven, and two in Bradenton.

         The Polk County economy had long been dependent on the citrus and phosphate mining industries. These industries remain strong and are continuing to grow through capital investment. The citrus industry however, remains vulnerable to severe weather conditions and increased competition, both domestic and international. In addition, the economy has diversified and has strengthened the area's business development. Polk County is home to the largest privately owned employer in the state, a grocery chain that operates over 575 stores in four states. Because of Polk County's location in central Florida between Orlando and Tampa and its accessibility to major interstate highways, Polk County is considered a major distribution location and has become a home for large transportation and distribution companies and related warehousing and supplies operations.

The weather conditions, affordable labor pool and lifestyle amenities have attracted other major employers in the insurance servicing area and a variety of other industries.

         Manatee County is situated southwest of Polk County and just south of Tampa and St. Petersburg, Florida. Manatee and neighboring Sarasota County have experienced growth rates among the highest in the nation over the past several years. Local economies have been supported primarily by the services industry (which includes tourism). However, recent efforts have resulted in diversification into light manufacturing operations.

         Based on deposits at June 30, 1997, the Bank ranked fifth among FDIC insured financial institutions operating in Polk County. The Bank is the only remaining thrift institution based in Polk ^ County and had a deposit market share of 7.9%. The Bank ranked twelfth in Manatee County among 16 FDIC insured financial institutions and had a deposit market share of 2.3%. The deposit markets in both of these counties are dominated by large regional banks that are headquartered outside of Florida.

         The Bank faces strong competition in its primary market area for the attraction of retail deposits and in the origination of loans. The Bank's most direct competition for deposits has historically come from commercial banks, thrift institutions, and credit unions operating in its primary market area. The Bank's competition for loans also comes from banks, thrifts, and credit unions, in addition to mortgage bankers and brokers. The Bank's market area can be characterized as a market with moderate incomes, increasing wealth, and strong population growth, representing an attractive market that can be served by a community financial institution such as the Bank.

Lending Activities

         General. The Bank primarily originates one- to four-family residential real estate loans and, to a lesser extent commercial real estate loans, consumer loans and other loans. Consumer loans consist primarily of direct and indirect automobile loans, home equity loans and lines of credit, and other consumer purpose loans. The Bank's commercial real estate loans consist primarily of mortgage loans secured by small commercial office/retail space, warehouses and small and medium sized apartment buildings.

         Loan   Portfolio   Composition.   The  following   table  analyzes  the
composition of the Bank's loan portfolio by loan category at the dates indicated.

                                                                         At September 30,
                                     ---------------------------------------------------------------------------------------------
                                           1998            1997               1996                 1995                1994
                                     ---------------   ---------------   -----------------  ------------------  ------------------
                                     Amount  Percent    Amount Percent   Amount    Percent    Amount  Percent    Amount   Percent
                                     ------  -------    ------ -------   ------    -------    ------  -------    ------   -------
                                                                          (Dollars in thousands)
Type of Loans:
Mortgage loans:
Residential:
  Permanent.......................  $244,667  68.3%   $256,742   69.3%  $247,609    73.7%   $206,415   77.1%    $200,639    77.8%
  Construction....................    27,311   7.6      22,350     6.0    19,778      5.9      9,729     3.6      11,710      4.5
Multi-family......................     4,464   1.2       4,154     1.1     4,564      1.4      5,510     2.1       6,740      2.6
Commercial and real estate (1)....    17,217   4.8      12,282     3.3     8,562      2.5      4,260     1.6       4,860      1.9
Land..............................     6,796   1.9       6,153     1.7       779       .2        629      .2       1,738       .7
 Consumer Loans:
  Home equity loans(2)............    13,137   3.7      18,310     4.9    18,361      5.5     18,396     6.9      16,511      6.4
  Auto loans......................    34,795   9.7      43,504    11.7    30,911      9.2     19,307     7.2      12,669      4.9
  Other...........................     9,959   2.8       7,415     2.0     5,311      1.6      3,586     1.3       3,156      1.2
                                    -------- -----    --------   -----  --------    -----   --------   -----    --------    -----
Total loans.......................   358,346 100.0%    370,910   100.0%  335,875    100.0%   267,832   100.0%    258,023    100.0%
                                             =====               =====              =====              =====                =====
Less:
  Loans in process(3).............    17,013            12,589            12,072               5,060               7,865
  Deferred loan fees and
    unearned interest.............       159               137                91                 195                 313
  Allowance for loan losses.......     2,564             2,633             2,385               1,902               1,902
                                    --------          --------          --------            --------            --------
Total loans, net..................  $338,610          $355,551          $321,327            $260,675            $247,943
                                     =======           =======           =======             =======             =======

--------------------
(1) Includes commercial loans of $1,085,000 in 1998 and $218,000 in 1997 which were not secured by real estate.
(2)  Includes home equity lines of credit.
(3)  Relates to construction loans.

         Loan Maturity Schedule. The following table sets forth the maturity or repricing of Bank's loan portfolio at September 30, 1998. Demand loans, loans having no stated maturity and overdrafts are shown as due in one year or less.

                                                         Commercial           Home      Auto and
                                               Multi-    Real Estate         Equity      Other
                           Residential(1)      family     and Land            Loans     Consumer         Total
                           --------------      ------     --------            -----     --------         -----
                                                           (In thousands)
Amounts Due:
Within 1 Year............      $85,636        $     --     $ 5,325           $    --     $8,623        $ 99,584
                                ------         -------      ------           -------      -----         -------

After 1 year:
  1 to 3 years...........       11,049           1,127       3,002             2,089     12,020          29,287
  3 to 5 years...........       19,799           1,131       2,659             2,348     22,345          48,282
  5 to 10 years..........        9,341             841       6,165             4,246      1,766          22,359
  10 to 20 years.........       66,278           1,037       6,862             4,451         --          78,628
  Over 20 years..........       79,875             328          --                 3         --          80,206
                                ------          ------     -------            ------    -------         -------

Total due after one year.      186,342           4,464      18,688            13,137     36,131         258,762
                               -------           -----      ------            ------     ------         -------
Total amount due.........     $271,978          $4,464     $24,013           $13,137    $44,754        $358,346
                               =======           =====      ======            ======     ======         =======


--------------
(1)      Includes $27,311,000 in construction loans.


         The following table sets forth the dollar amount of all loans due after September 30, 1999, which have pre-determined interest rates and which have floating or adjustable interest rates.

                                                       Floating or
                                      Fixed Rates   Adjustable Rates    Total
                                      -----------   ----------------    -----
                                                      (In thousands)
Residential........................      $149,074           $37,268   $186,342
Multi-family.......................         3,571               893      4,464
Commercial real estate and land....        14,016             4,672     18,688
Home equity loans..................        10,153             2,984     13,137
Auto and other consumer............        36,131                --     36,131
                                          -------          --------    -------
  Total............................      $212,945           $45,817   $258,762
                                          =======            ======    =======

         Residential Lending. The Bank's primary lending activity consists of the origination of one- to four-family residential mortgage loans secured by property located in the Bank's market area. The Bank generally originates one- to four-family residential mortgage loans in amounts up to 80% of the lesser of the appraised value or selling price of the mortgaged property without requiring private mortgage insurance. The Bank will originate a mortgage loan in an amount up to 95% of the lesser of the appraised value or selling price of a mortgaged property, however, private mortgage insurance for the borrower is required on the amount financed in excess of 80%. The Bank originates fixed rate and adjustable rate loans for retention in its portfolio. A mortgage loan originated by the Bank, whether fixed rate or adjustable rate, can have a term of up to 30 years. Adjustable rate loans limit the periodic interest rate adjustment and the minimum and maximum rates that may be charged over the term of the loan.

         The majority of the Bank's one- to four-family residential loans (both fixed rate and adjustable rate) are underwritten in accordance with Federal National Mortgage Association ("FNMA") guidelines, regardless of whether they will be sold in the secondary market. However, the Bank also originates both fixed and adjustable residential loans that do not conform to FNMA guidelines. Substantially all of the Bank's residential mortgages include "due on sale" clauses, which are provisions giving the Bank the right to declare a loan immediately payable if the borrower sells or otherwise transfers an interest in the property to a third party.

         Property appraisals on real estate securing the Bank's single-family residential loans are made by state certified and licensed independent appraisers approved by the Board of Directors. Appraisals are performed in accordance with applicable regulations and policies. The Bank obtains title insurance policies on all first mortgage real estate loans originated. Borrowers generally advance funds with each monthly payment of principal and interest, to a loan escrow account from which the Bank makes disbursements for such items as real estate taxes and hazard insurance premiums and mortgage insurance premiums as they become due.

         Construction Lending. The Bank is an active lender in the construction of one- to four-family homes. The residential construction loans are made both to individual homeowners for the construction of their primary residence and to local builders for the construction of pre-sold houses or houses that are being built for speculative purposes.

         As of September 30, 1998, 65% of all the Bank's residential construction loans were made to individual homeowners. Upon completion of the construction of the house, the loan terms are modified to terms that apply to permanent residential loans. The underwriting guidelines for the construction to permanent loans are the same as the permanent loans, but additional construction administration procedures and inspections are followed during the construction process to assure that satisfactory progress is being made prior to funding the construction draw requests.

         Construction lending is generally considered to involve a higher degree of credit risk than long term financing of residential properties. The Bank's risk of loss on a construction loan is dependent largely upon the accuracy ^ of the initial estimate of the property's value at completion of construction and the estimated cost of construction. If the estimate of construction cost and the marketability of the property upon completion of the project prove to be inaccurate, we may be compelled to advance additional funds to complete the construction. Furthermore, if the final value of the completed property is less than the estimated amount, the value of the property might not be sufficient to assure the repayment of the loan.

         The Bank limits its exposure for construction loans made to local builders through periodic credit analysis on the individual builder and a series of inspections throughout the construction phase. In addition, the Bank limits the amount and number of loans made to an individual builder for the construction of pre-sold and speculative houses based on the financial strength of the builder.

         Commercial Real Estate and Other Loans. The Bank originates commercial real estate mortgage loans and, to a lesser extent, loans on multi-family dwellings and developed and undeveloped land. The Bank's commercial real estate mortgage loans are primarily permanent loans secured by improved property such as office buildings, retail stores, commercial warehouses and apartment buildings. The terms and conditions of each loan are tailored to the needs of the borrower and based on the financial strength of the project and any guarantors. The average loan size is approximately $150,000 and typically are made with fixed rates of interest with five to ten year maturities, at which point the loan is repaid or the terms and conditions are renegotiated. Essentially all originated commercial real estate loans are within the Bank's market area and all are within the State of Florida. As of September 30, 1998, the Bank had commercial real estate loans, totalling $16.1 million, or 4.5% of the Bank's total loan portfolio. The Bank's largest commercial real estate loan had a balance of $1.4 million on September 30, 1998 and was secured by a commercial warehouse. See also "-Loans to One Borrower." Typically, commercial real estate loans are originated in amounts up to 80% of the appraised value of the mortgaged property.

         Commercial real estate, multi-family and land loans generally are deemed to entail significantly greater risk than that which is involved with single family real estate lending. The repayment of these loans typically is dependent on the successful operations and income stream of the commercial real estate and the borrower. Such risks can be significantly affected by economic conditions. In addition, commercial real estate lending generally requires substantially greater oversight efforts compared to residential real estate lending.

         Commercial Banking. To accomplish the Bank's mission to become a full service community bank, plans have been developed to expand its products and services offerings to the small to medium size businesses within its market area. Experienced personnel have been added within the past year and the plans call for the hiring of additional personnel over the next few years to assist in reaching its objectives. New sales call programs, credit analysis guidelines, loan grading systems, technology upgrades and new products and services either have been implemented or are in the process of implementation. The Bank plans to satisfy not only the borrowing needs of new prospective business customers, but plans to have the full complement of deposit services and customer services related to the checking, savings, and cash management needs of these businesses.

         Consumer Loans. As of September 30, 1998 consumer loans amounted to $57.9 million or 16.2% of the Bank's total loan portfolio and consist primarily of direct and indirect auto loans and home equity loans and credit lines. To a lesser extent, the Bank originates lines of credit, loans secured by savings accounts and other consumer loans. Consumer loans are originated in the Bank's market area and generally have maturities of up to 10 years. For savings account loans, the Bank will lend up to 90% of the account balance.

         Consumer loans have a shorter term and generally provide higher interest rates than residential loans. The consumer loan market can be helpful in improving the spread between average loan yield and costs of funds and at the same time improve the matching of the rate sensitive assets and liabilities.

         Consumer loans entail greater risks than one- to four-family residential mortgage loans, particularly consumer loans secured by rapidly depreciable assets such as automobiles or loans that are unsecured. In such cases, any repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance, since there is a greater likelihood of damage, loss or depreciation of the underlying collateral. Further, consumer loan collections are dependent on the borrower's continuing financial stability, and therefore are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Even for consumer loans secured by real estate the risk to the Bank is greater than that inherent in the single family loan portfolio in that the security for consumer loans is generally not the first lien on the property and ultimate collection of amounts due may be dependent on whether any value remains after collection by a holder with a higher priority than the Bank. Finally, the application of various federal laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans in the event of a default.

         At September 30, 1998, 70% of the Bank's automobile loans outstanding were loans originated through local automobile dealerships. Although this type of lending generally carries a greater risk factor, the Bank has experienced personnel to handle this type of lending. The dealer arrangements are limited primarily to a few local dealers where long term relationships have been established and the loans acquired typically are those made to higher credit quality borrowers.

         The underwriting standards employed by the Bank for consumer loans include a determination of the applicant's credit history and an assessment of the applicant's ability to meet existing obligations and payments on the proposed loan. The stability of the applicant's monthly income may be determined by verification of gross monthly income from primary employment, and additionally from any verifiable secondary income. Creditworthiness of the applicant is of primary consideration; however, the underwriting process also includes a comparison of the value of the collateral in relation to the proposed loan amount.

         Loans to One Borrower. Under federal law, savings institutions have, subject to certain exemptions, lending limits to one borrower in an amount equal to the greater of $500,000 or 15% of the institution's unimpaired capital and surplus. As of September 30, 1998, the Bank's largest aggregation of loans to one borrower was $4.7 million, consisting of fifteen loans secured primarily by commercial warehouses, in the Lakeland, Florida area, which was within the Bank's legal lending limit to one borrower of $5.4 million at such date. At September 30, 1998, the loans were current. The increase in the capital of the Bank from this offering will increase its lending limit.

         Loan Solicitation and Processing. The Bank's customary sources of mortgage loan applications include repeat customers, walk-ins, and referrals from home builders and real estate brokers. Commercial customer relationships are developed through the officer call program and from referrals developed through the branch network.

         Upon receipt of any loan application from a prospective borrower, a credit report and verifications are ordered to confirm specific information relating to the loan applicant's employment, income and credit standing. An appraisal of the real estate intended to secure the proposed loan is undertaken by an independent fee appraiser. In connection with the loan approval process, the Bank's staff analyze the loan applications and the property involved. Officers and lenders are granted lending authority based on the loan types that they work with and their level of experience. An officers' loan committee approves loans exceeding individual authorities, with the Executive Committee approving loans between $500,000 and $1 million, and the full Board of Directors approving loans in excess of $1 million.

         Loan applicants are promptly notified of the decision of the Bank by a letter setting forth the terms and conditions of the decision. If approved, these terms and conditions include the amount of the loan, interest rate basis, amortization term, a brief description of real estate to be mortgaged to the Bank, tax escrow and the notice of requirement of insurance coverage to be maintained to protect the Bank's interest. The Bank requires title insurance on first mortgage loans and fire and casualty insurance on all properties securing loans, which insurance must be maintained during the entire term of the loan.

         Loan Commitments. The Bank generally grants commitments to fund fixed and adjustable-rate single-family mortgage loans for periods of 60 days at a specified term and interest rate. The total amount of the Bank's commitments to extend credit as of September 30, 1998, 1997, and 1996 was $2.7 million, $3.7 million and $2.7 million, respectively.

         Loan Origination and Other Fees. In addition to interest earned on loans, the Bank receives loan origination and commitment fees for originating or purchasing certain loans. Since most loans are originated without points being charged, the Bank has assessed customers certain fees related to underwriting and document preparation. The Bank believes these fees are just slightly above the costs to originate the loans. Therefore, the net deferred fees are minimal and deferrals have an immaterial effect on operating results.

         The Bank also receives other fees and charges relating to existing loans, which include late charges, and fees collected in connection with a change in borrower or other loan modifications. These fees and charges have not constituted a material source of income.

Non-performing Loans and Problem Assets

         Collection Procedures. The Bank's collection procedures provide that when a loan is 15 to 20 days delinquent, the borrower is notified. If the loan becomes 30 days delinquent, the borrower is sent a written delinquent notice requiring payment. If the delinquency continues, subsequent efforts are made to contact the delinquent borrower. In certain instances, the Bank may modify the loan or grant a limited moratorium on loan payments to enable the borrower to reorganize his financial affairs and the Bank attempts to work with the borrower to establish a repayment schedule to cure the delinquency. As to mortgage loans, if the borrower is unable to cure the delinquency or reach a payment agreement with the Bank within 90 days, the Bank will institute foreclosure actions. If a foreclosure action is taken and the loan is not reinstated, paid in full or refinanced, the property is sold at judicial sale at which the Bank may be the buyer if there are no adequate offers to satisfy the debt. Any property acquired as the result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned ("REO") until such time as it is sold or otherwise disposed of by the Bank. When REO is acquired, it is recorded at the lower of the unpaid principal balance of the related loan or its fair market value less estimated selling costs. The initial writedown of the property is charged to the allowance for loan losses.

         As to commercial related loans, the main thrust of the Bank's collection efforts is through telephone contact and a sequence of collection letters. If the Bank is unable to resolve the delinquency within 90 days or in some situations shorter time periods, the Bank will pursue all available legal remedies. The Bank's commercial lenders are required to evaluate each assigned account on a case-by-case basis, within the parameters of the Bank's policies.

         Loans are reviewed on a regular basis and are placed on a non-accrual status when they are more than 90 days delinquent. Loans may be placed on a non-accrual status at any time if, in the opinion of management, the collection of additional interest is doubtful. Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectibility of the loan. At September 30, 1998, the Bank had $836,000 of loans that were held on a non-accrual basis and held five residential properties as REO with an aggregate book balance of $403,000 and $91,000 in other non-performing assets consisting primarily of repossessed vehicles.

         Non-Performing Assets. The following table provides information regarding the Bank's non-performing loans and other non-performing assets as of the end of each of the last five fiscal years. As of each of the dates indicated, the Bank did not have any troubled debt restructurings within the meaning of Statement of Financial Accounting Standards No. 114.


                                                                                   At September 30,
                                                       ----------------------------------------------------------------------
                                                           1998          1997            1996            1995          1994
                                                           ----          ----            ----            ----          ----
                                                                                (Dollars in thousands)
Loans accounted for on a non-accrual basis:
Mortgage loans:
  Residential....................................        $  445         $1,624          $   654         $  605        $  721
  Multi-family...................................            --             --               --             --            --
  All other mortgage loans.......................            --            491              491            584         1,612
Consumer loans:
  Home equity loans..............................            --             --               --             --            --
  Other consumer.................................           391            199               39             17            --
                                                         ------         ------           ------         ------        ------
Total............................................       $   836         $2,314           $1,184         $1,206        $2,333
                                                         ======          =====            =====          =====         =====

Accruing loans which are contractually past
due 90 days or more:
Mortgage loans:
  Residential ...................................       $    --        $    --          $    --         $   --       $    --
  Multi-family...................................            --             --               --             --            --
  All other mortgage loans.......................            --             --               --             --            --
Consumer loans:
  Home equity and second mortgages...............            --             --               --             --            --
  Other consumer.................................            --             --               --             --            --
                                                        -------        -------          -------         ------        ------
Total............................................       $    --        $    --          $    --         $   --        $   --
                                                        =======         ======          =======         ======        ======
 Total non-performing loans......................       $   836        $ 2,314          $ 1,184         $1,206        $2,333
                                                        =======          =====          =======         ======        ======
 Real estate owned...............................       $   403        $    67          $     8         $  337        $  187
                                                        =======         ======          =======         ======        ======
Other non-performing assets......................       $    91        $   104          $    42         $   11        $   14
                                                        =======         ======           ======         ======        ======
Total non-performing assets......................       $ 1,330        $ 2,485          $ 1,234         $1,554        $2,534
                                                        =======         ======           ======          =====        ======
Total non-performing loans to net loans..........           .25%           .65%             .37%           .46%          .94%
                                                        =======         ======           ======          =====        =====
Total non-performing loans to total assets.......           .20%           .49%             .27%           .28%          .57%
                                                        =======         ======           ======          =====        ======
Total non-performing assets to total assets......           .32%           .53%             .28%           .36%          .62%
                                                        =======         ======           ======          =====        ======

         The increase in non-accrual loans during the year ended September 30, 1997 was attributable primarily to $698,000 in residential construction loans which were placed in non-accrual status after the builder declared bankruptcy. During the year ended September 30, 1998, the Bank foreclosed on and sold the properties securing the loans which consisted of six individual houses. During fiscal year 1998, the Bank also resolved foreclosure and counterclaim litigation relating to a $491,000 loan secured by a retail strip shopping center. In connection with the settlement of this litigation, the Bank received payments totalling $348,000 from the borrower and charged off the remainder of its investment. As a result of these events, total non-performing assets declined to $1.3 million at September 30, 1998 from $2.5 million at September 30, 1997.

         During the year ended September 30, 1998, approximately $71,000 of interest would have been recorded on loans accounted for on a non-accrual basis if such loans had been current according to the original loan agreements for the entire period. These amounts were not included in the Bank's interest income for the respective periods. The amount of interest income on loans accounted for on a non-accrual basis that was included in income during the same periods was insignificant during September 30, 1998. ^

         Classified Assets. Management, in compliance with regulatory guidelines, has instituted an internal loan review program, whereby loans are classified as special mention, substandard, doubtful or loss. When a loan is classified as substandard or doubtful, management is required to establish a valuation reserve for loan losses in an amount that is deemed prudent. When management classifies a loan as a loss asset, a reserve equal to 100% of the loan balance is required to be established or the loan is to be charged-off. This allowance for loan losses is composed of an allowance for both inherent risk associated with lending activities and particular problem assets.

         An asset is considered "substandard" if it is inadequately protected by the paying capacity and net worth of the obligor or the collateral pledged, if any. Substandard assets include those characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified substandard, with the added characteristic that the weaknesses present make collection or liquidation in full, highly questionable and improbable, on the basis of currently existing facts, conditions, and values. Assets classified as loss are those considered uncollectible and of such little value that their continuance as assets without the establishment of a loss reserve is not warranted. Assets which do not currently expose the insured institution to a sufficient degree of risk to warrant classification in one of the aforementioned categories but possess credit deficiencies or potential weaknesses are required to be designated special mention by management. In addition, each loan that exceeds $500,000 and each group of loans to one borrower that exceeds $500,000 is monitored more closely due to the potentially greater losses from such loans.

         Management's evaluation of the classification of assets and the adequacy of the allowance for loan losses is reviewed by the Board on a regular basis and by the regulatory agencies as part of their examination process.

                                                           At
                                                      September 30,
                                                          1998
                                                          ----
                                                     (In thousands)

Special mention.............................              $  717
Substandard.................................               1,119
Doubtful....................................                  --
                                                         -------
     Total..................................              $1,836
                                                           =====


         Allowance for Loan Losses and REO. The Bank segregates the loan portfolio for loan losses into the following broad categories: residential real estate, commercial real estate, commercial loans, home equity loans and lines of credit, automobile loans including both direct and dealer originated loans and other consumer loans. The Bank provides for a general allowance for losses inherent in the portfolio by the above categories, which consists of two components. General loss percentages are calculated based upon historical analyses and other factors. A supplemental portion of the allowance is calculated for inherent losses which probably exist as of the evaluation date even though they might not have been identified by the more objective processes used. This is due to the risk of error and/or inherent imprecision in the process. This portion of the allowance is particularly subjective and requires judgments based on qualitative factors which do not lend themselves to exact mathematical calculations such as:

o       trends in delinquencies and nonaccruals;
o       trends in volume, terms and portfolio mix;
o       new credit products;
o       changes in lending policies and procedures;
o       changes in the outlook for the local, regional and national economy; and
o       peer group comparisons.

         At least quarterly, the Bank's management evaluates the need to establish reserves against losses on loans and other assets based on estimated losses on specific loans and on any real estate held for sale or investment when a finding is made that a loss is estimable and probable. Such evaluation includes a review of all loans for which full collectibility may not be reasonably assured and considers, among other matters^: (1) the estimated market value of the underlying collateral of problem loans, (2) prior loss experience,
(3) economic conditions and (4) overall portfolio quality.

         Provisions for losses are charged against earnings in the period they are established. The Bank had $2.6 million in allowances for loan losses at September 30, 1998.

         While the Bank believes it has established its existing allowance for loan losses in accordance with GAAP, there can be no assurance that regulators, in reviewing the Bank's loan portfolio, will not request the Bank to significantly increase its allowance for loan losses, or that general economic conditions, a deteriorating real estate market, or other factors will not cause the Bank to significantly increase its allowance for loans losses, therefore negatively affecting the Bank's financial condition and earnings.

         In making loans, the Bank recognizes that credit losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a secured loan, the quality of the security for the loan.

         During 1998, the Bank's charge-offs increased to $474,000 from $68,000 in 1997. The increase in charge-offs related primarily to loans to two borrowers. One loan was secured by a small shopping center that the Bank had been litigating for several years. Final resolution and repayment of the loan occurred in 1998 with the Bank incurring a loss approximating $140,000. Another large charge-off involved loans made to a local builder for the construction of single family houses. The Bank foreclosed on the properties and recognized a charge-off of $110,000 in 1998. See further discussion of these loans under -- "Non Performing Assets."

         It is the Bank's policy to review its loan portfolio, in accordance with regulatory classification procedures, on at least a quarterly basis. Additionally, the Bank maintains a program of reviewing loan applications prior to making the loan and immediately after loans are made in an effort to maintain loan quality.

         The following table sets forth information with respect to the Bank's allowance for loan losses at the dates indicated:

                                                                                     At September 30,
                                                      ---------------------------------------------------------------------------
                                                          1998            1997            1996            1995            1994
                                                          ----            ----            ----            ----            ----
                                                                               (Dollars in thousands)

 Allowance balance (at beginning of period)......       $  2,633        $  2,385        $  1,902        $  1,902        $  1,942
                                                         -------         -------         -------         -------         -------
Provision for loan losses........................            405             317             600              75             188
                                                         -------         -------         -------         -------         -------
Charge-offs:
  Residential....................................           (218)            (19)            (70)            (55)           (163)
  Commercial real estate.........................           (146)            (12)             --              --              --
  Consumer.......................................           (110)            (38)            (49)            (20)            (65)
                                                         -------          ------          ------         -------         -------
Total charge-offs................................           (474)            (69)           (119)            (75)           (228)
 Recoveries......................................             --              --               2              --              --
                                                           -----           -----           -----          ------          ------
Net (charge-offs) recoveries.....................           (474)            (69)           (117)            (75)           (228)
                                                            -----          ------           -----          ------         -------
Allowance balance (at end of period).............       $  2,564        $  2,633        $  2,385        $  1,902        $  1,902
                                                         =======         =======         =======         =======         =======

Total loans outstanding..........................       $338,610        $355,551        $321,327        $260,675        $247,943
                                                         =======         =======         =======         =======         =======
Average loans outstanding........................       $339,218        $339,992        $288,901        $261,259        $248,729
                                                         =======         =======         =======         =======         =======
Allowance for loan losses as a percent of
total loans outstanding..........................            .76%            .74%            .74%            .73%            .78%
Net loans charged off as a percent of
average loans outstanding........................            .14%            .02%            .04%            .03%            .09%


         Allocation of Allowance for Loan Losses. The following table sets forth the allocation of the Bank's allowance for loan losses by loan category and the percent of loans in each category to total loans receivable, net, at the dates indicated. The portion of the loan loss allowance allocated to each loan category does not represent the total available for future losses which may occur within the loan category since the total loan loss allowance is a valuation reserve applicable to the entire loan portfolio.

                                                                      At September 30,
                                     ----------------------------------------------------------------------------------------
                                            1998                            1997                            1996
                                     ------------------------      --------------------------      --------------------------
                                                 Percent of                      Percent of                      Percent of
                                                 Loans to                        Loans to                        Loans to
                                      Amount     Total Loans        Amount       Total Loans        Amount       Total Loans
                                      ------     -----------        ------       -----------        ------       -----------
                                                                   (Dollars in thousands)
At end of period allocated
to:
 Residential.................         $1,521           75.9%         $1,760           75.3%         $1,620            79.6%
Multi-family.................             17            1.2              --            1.1              --             1.4
Commercial real estate and
land.........................            315            6.7             358            5.0             350             2.7
Consumer.....................            711           16.2             515           18.6             415            16.3
                                      ------        -------          ------        -------          ------         -------
Total allowance..............         $2,564         100.00%         $2,633         100.00%         $2,385          100.00%
                                       =====         ======           =====         ======           =====          ======


Investment Activities

         General. Federally chartered savings banks have the authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various Federal agencies (including securities collateralized by mortgages), certain certificates of deposits of insured banks and savings institutions, municipal securities, corporate debt securities and loans to other banking institutions.

         The Bank  maintains  liquid  assets  which may be invested in specified short-term securities and certain other investments. See "Regulation - Regulation of the Bank - Federal Home Loan Bank System" and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources". Liquidity levels may be increased or decreased depending upon the yields on investment alternatives and upon management's judgment as to the attractiveness of the yields then available in relation to other opportunities and its expectation of future yield levels, as well as management's projections as to the short-term demand for funds to be used in the Bank's loan origination and other activities. The Bank maintains an investment securities portfolio and a mortgage-backed securities portfolio as part of its investment portfolio. At September 30, 1998, the Bank had an investment securities portfolio of $33.7 million (8.0% of total assets) and a mortgage-backed securities portfolio of $27.3 million (6.5% of total assets), consisting primarily of U.S. government agency obligations. At September 30, 1998, the market value of the investment securities portfolio was $33.7 million and the market value of the mortgage-backed securities portfolio was $27.1 million. See Notes 2 and 3 of the financial statements.

         Investment Policies. The investment policy of the Bank, which is established by the Board of Directors, is designed to foster earnings and liquidity within prudent interest rate risk guidelines, while complementing the Bank's lending activities. The policy provides for available for sale, held to maturity and trading classifications. However, the Bank does not currently use a trading classification and does not anticipate doing so in the future. The policy permits investments in high credit quality instruments with diversified cash flows while permitting the Bank to maximize total return within the guidelines set forth in the Bank's interest rate risk and liquidity management policy. Permitted investments include but are not limited to U. S. government obligations, government agency or government-sponsored agency obligations, state, county and municipal obligations, mortgage backed securities and collateralized mortgage obligations guaranteed by government or government-sponsored agencies, investment grade corporate debt securities, and commercial paper. The Bank also invests in FHLB overnight deposits and federal funds, but these instruments are not considered part of the investment portfolio.

         The policy also includes several specific guidelines and restrictions to insure adherence with safe and sound activities. The policy prohibits investments in high risk mortgage derivative products (as defined within its policy) without prior approval from the Board of Directors. Management must demonstrate the business advantage of such investments. In addition, the policy limits the maximum amount of the investment in a specific investment category. The Bank does not participate in hedging programs, interest rate swaps, or other activities involving the use of off-balance sheet derivative financial instruments. Further, the Bank does not invest in securities which are not rated investment grade.

         The Board through its Investment and Asset Liability Committee ("ALCO") has charged the Chief Financial Officer to implement the policy. All transactions are reported to the Board of Directors monthly, with the entire portfolio reported quarterly, including market values and unrealized gains (losses).

         Investment Securities. The Bank maintains a portfolio of investment securities, classified as either available for sale or held to maturity, to enhance total return on investments. At September 30, 1998, all of the Bank's investment securities were U.S. Government Agency obligations with varying characteristics as to rate, maturity and call provisions. Callable agency securities, representing 79.0% of the Bank's U.S. Government Agency obligations at September 30, 1998, could reduce the Bank's investment yield if these securities are called prior to maturity.

         Mortgage-backed Securities. The Bank invests in mortgage-backed securities to provide earnings, liquidity, cash flows, and diversification to the Banks' overall balance sheet. These mortgage-backed securities are classified as either available for sale or held to maturity. These securities are participation certificates issued and guaranteed by the Government National Mortgage Association ("GNMA"), the FNMA and the Federal Home Loan Mortgage Corporation ("FHLMC") and secured by interest in pools of mortgages. Mortgage-backed securities typically represent a participation interest in a pool of single-family or multi-family mortgages, although the Bank focuses its investments on mortgage-backed securities secured by single-family mortgages.

         Expected maturities will differ from contractual maturities due to scheduled repayments and because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

         Mortgage-backed securities typically are issued with stated principal amounts. The securities are backed by pools of mortgages that have loans with interest rates that are within a set range and have varying maturities. The underlying pool of mortgages can be composed of either fixed-rate or adjustable rate mortgage loans. Mortgage-backed securities are generally referred to as mortgage participation certificates or pass-through certificates. The interest rate risk characteristics of the underlying pool of mortgages (i.e., fixed-rate or adjustable-rate) and the prepayment risk, are passed on to the certificate holder. The life of a mortgage-backed pass-through security is equal to the life of the underlying mortgages.

         Collateralized Mortgage Obligations ("CMOs"). The Bank also invests in CMOs, issued or sponsored by FNMA and FHLMC. CMOs are a type of debt security that aggregates pools of mortgages and mortgage-backed securities and creates different classes of CMO securities with varying maturities and amortization schedules as well as a residual interest with each class having different risk characteristics. The cash flows from the underlying collateral are usually divided into "tranches" or classes whereby tranches have descending priorities with respect to the distribution of principal and interest repayment of the underlying mortgages and mortgage-backed securities as opposed to pass through mortgage-backed securities where cash flows are distributed pro rata to all security holders. Unlike mortgage-backed ^ securities from which cash flow is received and prepayment risk is shared pro rata by all securities holders, cash flows from the mortgages and mortgage-backed securities underlying CMOs are paid in accordance with a predetermined priority to investors holding various tranches of such securities or obligations. A particular tranche or class may carry prepayment risk which may be different from that of the underlying collateral and other tranches. Investing in CMOs allows the Bank to moderate reinvestment risk resulting from unexpected prepayment activity associated with conventional mortgage-backed securities. Management believes these securities represent attractive alternatives relative to other investments due to the wide variety of maturity, repayment and interest rate options available.

         Other Securities. Other securities used by the Bank, but not necessarily included in the investment portfolio, consist of equity securities, interest-bearing deposits and federal funds sold. Equity securities owned consist of a $2.9 million investment in FHLB of Atlanta common stock (this amount is not shown in the securities portfolio). As a member of the FHLB of Atlanta, ownership of FHLB of Atlanta common shares is required. The remaining securities provide diversification and complement the Bank's overall investment strategy.

         The following table sets forth the carrying value of the Bank's investment and mortgage-backed securities portfolio at the dates indicated.

                                                                             At September 30,
                                                              -------------------------------------------------
                                                               1998               1997                1996
                                                              --------           --------            ---------
                                                                           (In thousands)
 Securities Held to Maturity:
 U.S. Government Agency Securities..................           $ 8,998            $27,993              $34,983
 Collateralized Mortgage Obligations................             9,738              9,819                9,818
                                                                ------             ------               ------
 Total Securities Held to Maturity..................            18,736             37,812               44,801
                                                                ------             ------               ------

 Securities Available for Sale (at fair value):
 U.S. Government Agency Securities .................            24,711             31,126               38,501
 Collateralized Mortgage Obligations................             3,229                 --                   --
 Mortgage-Backed Securities.........................            14,285              5,635                6,619
 Mutual Funds.......................................                --                 --                9,920
                                                                ------             ------               ------
 Total Securities Available for Sale................            42,225             36,761               55,040
                                                                ------             ------               ------

 Total Investment and
   Mortgage-Backed Securities.......................           $60,961            $74,573              $99,841
                                                                ======             ======               ======

         The following table sets forth certain information regarding the carrying values, weighted average yields and maturities of the Bank's investment and mortgage-backed securities portfolio at September 30, 1998.

                                                                  At September 30, 1998
                     --------------------------------------------------------------------------------------------------------------
                      One Year or Less    One to Five Years    Five to Ten Years  More than Ten Years   Total Investment Securities
                      ----------------    -----------------    -----------------  -------------------   ---------------------------
                      Carrying  Average    Carrying   Average   Carrying  Average Carrying Average       Carrying Average   Market
                       Value     Yield      Value     Yield     Value     Yield    Value   Yield          Value   Yield     Value
                      -------   -------    -------   -------   -------   -------  -------  ------        -------  ------   ------
                                                                   (Dollars in thousands)

U.S. Government
  Agency
  Securities.......   $ 4,999     5.71%     $21,620   5.92%      $7,090   6.79%    $   --    --%         $33,709   6.10%   $33,677
Mortgage-backed
securities:
  Adjustable rate..    10,082     5.35           --     --           --     --         --    --           10,082   5.35     10,082
  Fixed rate.......        --       --           --     --        4,203   6.18         --    --            4,203   6.18      4,203
  Collateralized
    mortgage
    obligations....     9,738     5.94           --     --           --     --      3,229  5.76           12,967   5.90     12,784
                      -------     ----      -------  -----      -------  -----     ------  ----           ------   ----    -------
  Total............   $24,819     5.65%     $21,620   5.92%     $11,293   6.56%    $3,229  5.76%         $60,961   5.94%   $60,746
                       ======     ====       ======  =====       ======   ====      =====  ====           ======   ====     ======


Sources of Funds

         General. Deposits are the major source of the Bank's funds for lending and other investment purposes. Borrowings (principally from the FHLB) are used to compensate for reductions in the availability of funds from other sources. In addition to deposits and borrowings, the Bank derives funds from loan and mortgage-backed securities principal repayments, and proceeds from the maturity, call and sale of mortgage-backed securities and investment securities. Loan and mortgage-backed securities payments are a relatively stable source of funds, while deposit inflows are significantly influenced by general interest rates and money market conditions.

         Deposits. The Bank offers a variety of deposit accounts, although a majority of deposits are in fixed-term, market-rate certificate accounts. Deposit account terms vary, primarily as to the required minimum balance amount, the amount of time that the funds must remain on deposit and the applicable interest rate.

         The Bank's current deposit products include certificates of deposit accounts ranging in terms from 90 days to five years as well as checking, savings and money market accounts. Individual retirement accounts (IRAs) are included in these accounts, depending on the customers investment preference.

         Deposits are obtained primarily from residents of Polk and Manatee Counties. The Bank attracts deposit accounts by offering outstanding service, competitive interest rates, and convenient locations and service hours. The Bank uses traditional methods of advertising to attract new customers and deposits, including radio, cable television, direct mail and print media advertising. The Bank does not utilize the services of deposit brokers and management believes that an insignificant number of deposit accounts are held by non-residents of Florida.

         The Bank pays interest on its deposits which are competitive in its market. Interest rates on deposits are set weekly by senior management, based upon a number of factors, including: (1) projected cash flow; (2) a current survey of a selected group of competitors' rates for similar products; (3) external data which may influence interest rates; (4) investment opportunities and loan demand; and (5) scheduled certificate maturities and loan and investment repayments.

         Because of the large percentage of certificates of deposit in the deposit portfolio (74.4% at September 30, 1998), the Bank's liquidity could be reduced if a significant amount of certificates of deposit, maturing within a short period of time, were not renewed. A significant portion of the certificates of deposit remain with the Bank after they mature and the Bank believes that this will continue. However, the need to retain these time deposits could result in an increase in the Bank's cost of funds.

         Deposits in the Bank as of September 30, 1998, were represented by various types of savings programs described below.


                                                                    Minimum               Balance at           Percentage of
Category                   Term           Interest Rate(1)      Balance Amount        September 30, 1998      Total Deposits
--------                   ----           ----------------      --------------        ------------------      --------------
                                                                                        (In thousands)
Checking Accounts          None               0-2.25%             $         --              $34,949                 9.9%
Savings Accounts           None                 1.75%             $         --               37,758                10.7
Money Market Accounts                           4.75%(2)          $         --               18,091                 5.2

Certificates of Deposit:
All Other CD's                               Various              $        500               23,971                 6.8
Fixed Term, Fixed Rate     4-6 Months           4.50%             $        500               31,672                 9.0
Fixed Term, Fixed Rate     7-12 Months          4.75%             $        500               61,864                17.6
Fixed Term, Fixed Rate     13-24 Months         5.00%             $        500               29,458                 8.4
Fixed Term, Fixed Rate     25-36 Months         5.05%             $        500                7,728                 2.2
Fixed Term, Fixed Rate     37-48 Months         5.10%             $        500                2,877                  .8
Fixed Term, Fixed Rate     49-60 Months         5.10%             $        500               51,432                14.6
Fixed Term, Fixed Rate     12-18 Months         4.75%             $        500                3,390                  .9
Jumbo Certificates                         Same as above          $     75,000                3,312                  .9
Jumbo Certificates                         Same as above          $    100,000               45,678                13.0
                                                                                            -------               -----
                           Total                                                           $352,180               100.0%
                                                                                            =======               =====



---------------
(1)  Interest rate offerings as of September 30, 1998.
(2)  Tiered-rate shown is for highest tier.



         The following table sets forth the time deposits in the Bank classified by interest rate as of the dates indicated.


                                                   At September 30,
                                                   ----------------
                                         1998             1997            1996
                                         ----             ----            ----
                                                     (In thousands)
Interest Rate
4.00% or less.................       $       66        $   1,959       $   2,206
4.00-4.99%....................           53,555            7,334          73,958
 5.00-5.99%...................          130,910          228,331         178,519
6.00-6.99%....................           74,719           92,676          51,949
 7.00-7.99%...................            2,132            2,696           7,210
                                        -------          -------         -------
  Total.......................         $261,382         $332,996        $313,842
                                        =======          =======         =======

         The following table sets forth the amount and maturities of time deposits at September 30, 1998.

                                                       Amount Due
                   ---------------------------------------------------------------------------
                                                                        After
                   September 30,   September 30,    September 30,  September 30,
Interest Rate         1999            2000             2001            2002           Total
-------------         -----          ------           ------          ------         ------

                                                  (In thousands)
4.00% or less...... $      51       $      15        $      --       $      --       $     66
4.00-4.99%.........    53,089             466               --              --         53,555
5.00-5.99%.........    84,818          27,795            9,034           9,263        130,910
6.00-6.99%.........    27,447          23,781            2,680          20,811         74,719
7.00-7.99%.........        --           2,132               --              --          2,132
                                                                                        -----
  Total                                                                              $261,382
                                                                                     ========
                                                                                                                         =======





         The following table shows the amount of the Bank's certificates of deposit of $100,000 or more by time remaining until maturity as of September 30, 1998.

                                                                   Certificates
Maturity Period                                                     of Deposits
---------------                                                     -----------
                                                                  (In thousands)
Within three months...................................                  $12,031
Three through six months..............................                    8,611
Six through twelve months.............................                    9,974
Over twelve months....................................                   15,062
                                                                         ------
                                                                        $45,678
                                                                        =======



         The following table sets forth the deposit activities of the Bank for the periods indicated:

                                                        Years Ended September 30,
                                                        -------------------------
                                                      1998          1997      1996
                                                      ----          ----      ----
                                                               (In thousands)
Net increase (decrease) before interest credited....$(35,158)     $11,843   $(7,262)
Deposits sold in January 1998....................... (55,305)          --        --
Interest credited...................................  12,931       13,687    13,852
                                                     -------       ------    ------
Net increase (decrease) deposits....................$(77,532)     $25,530   $ 6,590
                                                     =======       ======    ======


         After reviewing its funding alternatives and related costs in 1998, the Bank decided to reduce its premium pricing on certain certificate accounts and began pricing other deposit accounts more competitively to reduce the Bank's overall cost of funds. Accordingly, the Bank experienced a reduction in deposit balances, primarily in certificate accounts, for 1998.

         Borrowings. Deposits are the primary source of funds of the Bank's lending and investment activities and for its general business purposes. The Bank, as the need arises or in order to take advantage of funding opportunities, may borrow funds in the form of advances from the FHLB to supplement its supply of lendable funds and to meet deposit withdrawal requirements. Advances from the FHLB are typically secured by the Bank's stock in the FHLB and a portion of the Bank's residential mortgage loans and may be secured by other assets (principally securities which are obligations of or guaranteed by the U.S. Government). The Bank typically has funded loan demand and investment opportunities out of current loan and mortgage-backed securities repayments, investment maturities and new deposits. However, the Bank recently has utilized FHLB advances to supplement these sources and as a match against certain assets in order to better manage interest rate risk. See Note 8 to Notes to Financial Statements.

Subsidiary Activity

         The Bank is permitted to invest its assets in the capital stock of, or originate secured or unsecured loans to, subsidiary corporations. The Bank does not have any subsidiaries.

Personnel

         As of September 30, 1998, the Bank had 150 full-time employees and 10 part-time employees. The employees are not represented by a collective bargaining unit. The Bank believes its relationship with its employees to be satisfactory.

Competition

         The Bank faces strong competition in its attraction of deposits, which are its primary source of funds for lending, and in the origination of real estate, commercial and consumer loans. The Bank's competition for deposits and loans historically has come from local and regional commercial banks and credit unions located in the Bank's market area. The Bank also competes with mortgage banking companies for real estate loans, and commercial banks and savings institutions for consumer loans; and faces competition for investor funds from mutual fund accounts, short-term money funds and corporate and government securities. The Bank's primary market area is Polk and Manatee Counties in Florida.

         The Bank competes for loans by charging competitive interest rates and loan fees, and emphasizing outstanding service for its customers. The Bank offers consumer banking services such as checking and savings accounts, certificates of deposit, retirement accounts, overdraft protection, and consumer and mortgage loans. The Bank also provides drive-up facilities and offers a debit card program. The Bank has recently added five ATMs and plans to purchase additional ATMs for its remaining branches during the next year. The emphasis on outstanding services differentiates the Bank in its competition for deposits. The Bank offers overall market rates on deposits. Although the Bank is the largest locally based financial institution in terms of deposit share in its primary market area, many of the regional commercial banking competitors of the Bank offer a much broader array of services and products.

Properties and Equipment

         The Bank's executive offices are located at 205 East Orange Street in Lakeland, Florida. The Bank conducts its business through nine offices, which are located in Polk and Manatee Counties in Florida. The following table sets forth the location of each of the Bank's offices, the year the office was opened and the net book value of each office and its related equipment.

                                       Year                        Net Book
                                     Facility                      Value at
                                     Opened or    Leased or      September 30,
Building/Office Location             Acquired       Owned            1998
------------------------             ---------     -------       -------------
Main Office/Corporate Headquarters     1957         Owned          $ 2,300,000
Branch Offices:
  Grove Park                           1961         Owned              255,000
  Highlands                            1972         Owned              455,000
  Interstate                           1985         Owned              440,000
  Winter Haven North                   1978         Owned              433,000
  Winter Haven South                   1995          Owned             874,000
  West Bradenton                       1989         Owned              744,000
  Cortez (Bradenton)                   1972          Leased(1)          63,000
  Scott Lake                           1997         Owned              700,000
 Operations Center                     1964         Owned              288,000


-----------------
(1) This is a five-year lease that terminates December 31, 2003, but has two three-year renewal options.

         As of September 30, 1998, the net book value of land, buildings, furniture, and equipment owned by the Bank, less accumulated depreciation, totalled $6.8 million.

         At September 30, 1998, the Bank held two additional properties which formerly housed branches that were sold in connection with the Branch Sale. These properties were under contract for sale to another financial institution which was leasing the sites from the Bank pending closing. In connection with the sale of these properties, the Bank has agreed to indemnify the purchaser for the costs of obtaining closure with state environmental authorities regarding the necessity of further remediation of certain environmental contamination on the sites due to outside sources. The sale of one property was completed in December 1998 after the Bank received a notice of no further action required from the State of Florida. Closing on the other property is scheduled to take place on or before April 15, 1999. The Bank does not currently anticipate that it will incur additional material expense associated with the sale of this property.

Legal Proceedings

         The Bank, from time to time, is a party to routine litigation, which arises in the normal course of business, such as claims to enforce liens, condemnation proceedings on properties in which the Bank holds security interests, claims involving the making and servicing of real property loans, and other issues incident to the business of the Bank. There were no lawsuits pending or known to be contemplated against the Bank at September 30, 1998 that would have a material effect on our operations or income.

                                   REGULATION

         Set forth below is a brief description of certain laws which relate to the regulation of the Bank and the Company. The description does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

Regulation of the Bank

         General. As a federally chartered, SAIF-insured savings association, the Bank is subject to extensive regulation by the OTS and the FDIC. Lending activities and other investments must comply with federal statutory and regulatory requirements. The Bank is also subject to reserve requirements of the Federal Reserve System. Federal regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the SAIF and members. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes.

         The OTS regularly examines the Bank and prepares reports for consideration by the Bank's board of directors on deficiencies, if any, found in the Bank's operations. The Bank's relationship with its members and borrowers is also regulated by federal law, especially in such matters as the ownership of savings accounts and the form and content of the Bank's mortgage documents.

         The Bank must file reports with the OTS and the FDIC concerning its activities and financial condition, and must obtain regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other financial institutions. Any change in such regulations, whether by the OTS, the FDIC or the United States Congress, could have a material adverse impact on the Company and the Bank, and their operations.

         Insurance of Deposit Accounts. The deposit accounts held by the Bank are insured by the SAIF to a maximum of $100,000 for each insured member (as defined by law and regulation). Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the institution's primary regulator.

         As a member of the SAIF, the Bank paid an insurance premium to the FDIC equal to a minimum of 0.23% of its total deposits during 1996 and prior years. The FDIC also maintains another insurance fund, the Bank Insurance Fund ("BIF"), which primarily insures commercial bank deposits. In 1996, the annual insurance premium for most BIF members was lowered to $2,000. The lower insurance premiums for BIF members placed SAIF members at a competitive disadvantage to BIF members.

         Effective September 30, 1996, federal law was revised to mandate a one-time special assessment on SAIF members such as the Bank of approximately 0.657% of deposits held on March 31, 1995. Beginning January 1, 1997, the deposit insurance assessment for most SAIF members was reduced to 0.064% of deposits on an annual basis through the end of 1999. During this same period, BIF members will be assessed approximately 0.013% of deposits. After 1999, assessments for BIF and SAIF members should be the same. It is expected that these continuing assessments for both SAIF and BIF members will be used to repay outstanding Financing Corporation bond obligations. As a result of these changes, beginning January 1, 1997, the rate of deposit insurance assessed the Bank declined by approximately 70%.

         Regulatory Capital Requirements. OTS capital regulations require savings institutions to meet three capital standards: (1) tangible capital equal to 1.5% of total adjusted assets, (2) core capital equal to at least 3% of total adjusted assets, and (3) risk-based capital equal to 8% of total risk- weighted assets. The Bank's capital ratios are set forth under "Historical and Pro Forma Capital Compliance."

         Tangible capital is defined as core capital less all intangible assets (including supervisory goodwill), less certain mortgage servicing rights and less certain investments. Core capital is defined as common stockholders' equity (including retained earnings), noncumulative perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits of mutual savings associations and qualifying supervisory goodwill, less nonqualifying intangible assets, certain mortgage servicing rights and certain investments.

         The risk-based capital standard for savings institutions requires the maintenance of total risk- based capital (which is defined as core capital plus supplementary capital) of 8% of risk-weighted assets. The components of supplementary capital include, among other items, cumulative perpetual preferred stock, perpetual subordinated debt, mandatory convertible subordinated debt, intermediate-term preferred stock, and the portion of the allowance for loan losses not designated for specific loan losses. The portion of the allowance for loan and lease losses includable in supplementary capital is limited to a maximum of 1.25% of risk-weighted assets. Overall, supplementary capital is limited to 100% of core capital. A savings association must calculate its risk-weighted assets by multiplying each asset and off-balance sheet item by various risk factors as determined by the OTS, which range from 0% for cash to 100% for delinquent loans, property acquired through foreclosure, commercial loans, and other assets.

         The OTS has adopted a rule requiring a deduction from capital for institutions with certain levels of interest rate risk. The OTS calculates the sensitivity of an institution's net portfolio value based on data submitted by the institution in a schedule to its quarterly Thrift Financial Report and using the interest rate risk measurement model adopted by the OTS. The amount of the interest rate risk component, if any, to be deducted from an institution's total capital will be based on the institution's Thrift Financial Report filed two quarters earlier. Federal savings institutions with less than $300 million in assets and a risk-based capital ratio above 12% are generally exempt from filing the interest rate risk schedule with their Thrift Financial Reports. However, the OTS may require any exempt institution that it determines may have a high level of interest rate risk exposure to file such schedule on a quarterly basis and may be subject to an additional capital requirement based upon its level of interest rate risk as compared to its peers.

         Dividend and Other Capital Distribution Limitations. The OTS imposes various restrictions or requirements on the ability of savings institutions to make capital distributions, including dividend payments.

         OTS regulations impose limitations upon all capital distributions by savings institutions, such as cash dividends, payments to repurchase or otherwise acquire its shares, payments to stockholders of another institution in a cash-out merger, and other distributions charged against capital. The rule establishes three tiers of institutions based primarily on an institution's capital level. An institution that exceeds all capital requirements before and after a proposed capital distribution ("Tier 1 institution") and has not been advised by the OTS that it is in need of more than the normal supervision can, after prior notice but without the approval of the OTS, make capital distributions during a calendar year equal to the greater of ^(1) 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year, or ^ (2) 75% of its net income over the most recent four-quarter period. Any additional capital distributions require prior regulatory notice. As of September 30, 1998, the Bank was a Tier 1 institution.

         In the event the Bank's capital falls below its fully phased-in requirement or the OTS notified it that it was in need of more than normal supervision, the Bank would become a Tier 2 or Tier 3 institution and, as a result, its ability to make capital distributions could be restricted. Tier 2 institutions, which are institutions that before and after the proposed distribution meet their current minimum capital requirements, may only make capital distributions of up to 75% of net income over the most recent four-quarter period. Tier 3 institutions, which are institutions that do not meet current minimum capital requirements and propose to make any capital distribution, and Tier 2 institutions that propose to make a capital distribution in excess of the noted safe harbor level, must obtain OTS approval prior to making such distribution. In addition, the OTS could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice. The OTS recently relaxed certain approval and notice requirements for well-capitalized institutions.

         In January 1998, the OTS proposed amendments to its current regulations with respect to capital distributions by savings associations. Under the proposed regulation, savings associations that would remain at least adequately capitalized following the capital distribution, and that meet other specified requirements, would not be required to file a notice or application for capital distributions (such as cash dividends) declared below specified amounts. Under the proposed regulation, savings associations which are eligible for expedited treatment under current OTS regulations are not required to file a notice or an application with the OTS if ^(1) the savings association would remain at least adequately capitalized following the capital distribution and ^(2) the amount of capital distribution does not exceed an amount equal to the savings association's net income for that year to date, plus the savings association's retained net income for the previous two years. Thus, under the proposed regulation, only undistributed net income for the prior two years may be distributed in addition to the current year's undistributed net income without the filing of an application with the OTS. Savings associations which do not qualify for expedited treatment or which desire to make a capital distribution in excess of the specified amount, must file an application with, and obtain the approval of, the OTS prior to making the capital distribution. Under certain other circumstances, savings associations will be required to file a notice with OTS prior to making the capital distribution. The OTS proposed limitations on capital distributions are similar to the limitations imposed upon national banks. We are unable to predict whether or when the proposed regulation will become effective.

         A federal savings institution is prohibited from making a capital distribution if, after making the distribution, the savings institution would be undercapitalized (i.e., not meet any one of its minimum regulatory capital requirements). Further, a federal savings institution cannot distribute regulatory capital that is needed for its liquidation account.

         Qualified Thrift Lender Test. Federal savings institutions must meet a qualified thrift lender ("QTL") test or they become subject to certain operating restrictions. If we maintain an appropriate level of qualified thrift investments ("QTIs") (primarily residential mortgages and related investments, including certain mortgage-related securities) and otherwise qualify as a QTL, we will have full borrowing privileges from the FHLB of Atlanta. The required percentage of QTIs is 65% of portfolio assets (defined as all assets minus intangible assets, property used by the institution in conducting its business and liquid assets equal to 10% of total assets). Certain assets are subject to a percentage limitation of 20% of portfolio assets. In addition, federal savings institutions may include shares of stock of the FHLBs, FNMA, and FHLMC as QTIs. Compliance with the QTL test is determined on a monthly basis in nine out of every twelve months.

         Transactions With Affiliates. Generally, federal banking law requires that transactions between a savings institution or its subsidiaries and its affiliates must be on terms as favorable to the savings institution as comparable transactions with non-affiliates. In addition, certain types of these transactions are restricted to an aggregate percentage of the savings institution's capital. Collateral in specified amounts must usually be provided by affiliates in order to receive loans from the savings institution. In addition, a savings institution may not extend credit to any affiliate engaged in activities not permissible for a bank holding company or acquire the securities of any affiliate that is not a subsidiary. The OTS has the discretion to treat subsidiaries of savings institution as affiliates on a case-by-case basis.

         Liquidity Requirements. All federal savings institutions are required to maintain an average daily balance of liquid assets equal to a certain percentage of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement may vary from time to time (between 4% and 10%) depending upon economic conditions and savings flows of all savings institutions. Monetary penalties may be imposed upon institutions for violations of liquidity requirements.

         Federal Home Loan Bank System. We are a member of the FHLB of Atlanta, which is one of 12 regional FHLBs. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from funds deposited by savings institutions and proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the board of directors of the FHLB.

         As a member, we are required to purchase and maintain stock in the FHLB of Atlanta in an amount equal to at least 1% of our aggregate unpaid residential mortgage loans, home purchase contracts or similar obligations at the beginning of each year. We are in compliance with this requirement. The FHLB imposes various limitations on advances such as limiting the amount of certain types of real estate related collateral to 30% of a member's capital and limiting total advances to a member.

         The FHLBs are required to provide funds for the resolution of troubled savings institutions and to contribute to affordable housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have adversely affected the level of FHLB dividends paid and could continue to do so in the future.

         Federal Reserve System. The Federal Reserve System requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts (primarily checking, NOW and Super NOW checking accounts) and non-personal time deposits. The balances maintained to meet the reserve requirements imposed by the Federal Reserve System may be used to satisfy the liquidity requirements that are imposed by the OTS.

         Savings institutions have authority to borrow from the Federal Reserve System "discount window," but Federal Reserve System policy generally requires savings institutions to exhaust all other sources before borrowing from the Federal Reserve System.

Regulation of the Company

         General. Upon completion of the reorganization, the Company will become a federal mutual holding company within the meaning of Section 10(o) of the Home Owners' Loan Act ("HOLA"). The Company will be required to register and file reports with the OTS and will be subject to regulation and examination by the OTS. In addition, the OTS will have enforcement authority over the Company and any non-savings institution subsidiaries. This will permit the OTS to restrict or prohibit activities that it determines to be a serious risk to us. This regulation is intended primarily for the protection of our members and not for the benefit of you, as stockholders of the Company.

         QTL Test. Since the Company will only own one savings institution, it will be able to diversify its operations into activities not related to banking, but only so long as we satisfy the QTL test. If the Company controls more than one savings institution, it would lose the ability to diversify its operations into nonbanking related activities, unless such other savings institutions each also qualify as a QTL or were acquired in a supervised acquisition. See "Regulation of the Bank Qualified Thrift Lender Test."

         Restrictions on Acquisitions. The Company must obtain approval from the OTS before acquiring control of any other SAIF-insured savings institution. No person may acquire control of a federally insured savings institution without providing at least 60 days written notice to the OTS and giving the OTS an opportunity to disapprove the proposed acquisition.

                                    TAXATION

Federal Taxation

   Savings institutions are subject to the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), in the same general manner as other corporations. Prior to certain changes to the Code in 1996, thrift institutions enjoyed a tax advantage over banks with respect to determining additions to its bad debt reserves. All thrift institutions, prior to 1996, were generally allowed a deduction for additions to a reserve for bad debts. In contrast, only "small banks" (the average adjusted bases of all assets of such institution equals $500 million or less) were allowed a similar deduction for additions to their bad debt reserves. In addition, while small banks were only allowed to use the experience method in determining their annual addition to a bad debt reserve, all thrift institutions generally enjoyed a choice between ^(1) the percentage of taxable income method and, ^(2) the experience method, for determining the annual addition to their bad debt reserve. This choice of methods provided a distinct advantage to thrift institutions that continually experienced little or no losses from bad debts, over small banks in a similar situation, because thrift institutions in comparison to small banks were generally allowed a greater tax deduction by using the percentage of taxable income method (rather than the experience method) to determine their deductible addition to their bad debt reserves.

         The Code was revised in August 1996 to equalize the taxation of thrift institutions and banks, effective for taxable years beginning after 1995. All thrift institutions are now subject to the same provisions as banks with respect to deductions for bad debt. Now only thrift institutions that are treated as small banks under the Code may continue to account for bad debts under the reserve method; however such institutions may only use the experience method for determining additions to their bad debt reserve. Thrift institutions that are not treated as small banks may no longer use the reserve method to account for their bad debts but must now use the specific charge-off method.

         The revisions to the Code in 1996 also provided that all thrift institutions must generally recapture any "applicable excess reserves" into their taxable income, over a six year period beginning in 1996; however, such recapture may be delayed up to two years if a thrift institution meets a residential-lending test. Generally, a thrift institution's applicable excess reserves equals the excess of ^(1) the balance of its bad debt reserves as of the close of its taxable year beginning before January 1, 1996, over ^(2) the balance of such reserves as of the close of its last taxable year beginning before January 1, 1988 ("pre-1988 reserves"). The Bank will be required to recapture ^ $350,000 of applicable excess reserve.

         In addition, all thrift institutions must continue to keep track of their pre-1988 reserves because this amount remains subject to recapture in the future under the Code. A thrift institution such as the Bank, would generally be required to recapture into its taxable income its pre-1988 reserves in the case of certain excess distributions to, and redemptions of the Bank's stockholders and in the case of a reduction in the Bank's outstanding loans when comparing loans currently outstanding to loans outstanding at the end of the base year. For taxable years after 1995, the Bank will continue to account for its bad debts under the reserve method. The balance of the Bank's pre-1988 reserves equaled ^ $5.8 million.

         The Company may exclude from its income 100% of dividends received from the Bank as a member of the same affiliated group of corporations. A 70% dividends received deduction generally applies with respect to dividends received from corporations that are not members of such affiliated group.

         The Bank's federal income tax returns for the last five tax years have not been audited by the IRS.

State Taxation

         The Bank files Florida franchise tax returns. For Florida franchise tax purposes, savings institutions are presently taxed at a rate equal to 5.5% of taxable income which is calculated based on federal taxable income, subject to certain adjustments (including the addition of interest income on state and municipal obligations). The Bank also for Florida Franchise tax purposes reflects a credit for Florida Intangible taxes paid.

         The Bank's state tax returns have not been audited for the past five years.

                                                    MANAGEMENT
Directors and Executive Officers

         Our board of directors is composed of eight members each of whom serves for a term of three years, with approximately one-third of the directors elected each year. Our proposed charter and bylaws require that directors be divided into three classes, as nearly equal in number as possible. Our officers are elected annually by our board and serve at the board's discretion. These same provisions apply to the Bank and mutual holding company, which will have the same directors and executive officers that we have.

         The following table sets forth information with respect to ^ the directors and executive officers, all of whom will continue to serve in the same capacities after the reorganization.

                                        Age at                                                                   Current
                                     September 30,                                           Director             Term
             Name                        1998                       Position                   Since           Expires (1)
-------------------------------   -------------------   --------------------------------   -------------       -----------
Charles W. Bovay                          70            Chairman of the Board                  1987               2000
Gregory C. Wilkes                         50            President, Director                    1995               2001
Robert H. Artman                          66            Director                               1986               2002
Llewellyn N. Belcourt                     66            Director                               1989               2002
Stephen A. Moore, Jr.                     56            Director                               1998               2002
Nis Nissen                                57            Director                               1996               2000
Rudy H. Thornberry                        70            Director                               1986               2000
G.F. Zimmermann, III                      54            Director                               1993               2001
Don A. Burdett                            52            SVP - Retail Sales and
                                                        Service
Kerry P. Charlet                          45            SVP - Chief Financial
                                                        Officer
William H. Cloyd                          41            SVP - Chief Lending
                                                        Officer
Marion Moore                              58            SVP - Deposit
                                                        Administration


-------------------
(1) The terms for directors of the Company and the MHC are the same as those of the Bank.


         The business experience for the past five years of each of the directors and executive officers is as follows:

         Charles W. Bovay has been a Director of the Bank since 1987 and is currently the Chairman of the Board. Mr. Bovay was also, until December 31, 1998, Chairman of the Board and Chief Executive Officer of Lanier Upshaw, Inc., an insurance company located in Lakeland, Florida, where he was employed since 1963. He has served as Chairman of the Lakeland Regional Medical Center and the Lakeland Area Chamber of Commerce, and is a member of the Rotary Club of Lakeland.

     Gregory C. Wilkes has been the Bank's President, Director and Chief Executive Officer since 1995. From 1990 to 1995, Mr. Wilkes was employed by Home Federal Savings Bank in Rome,

Georgia, where he served as President, Director and Chief Executive Officer. He also serves as a board member for the Lakeland Chamber of Commerce, Lakeland Rotary Club, Polk Theatre, the YMCA, the Salvation Army, the Florida Southern College President's Council, and the Lakeland Regional Hospital Foundation. In addition, Mr. Wilkes is the elected director for the State of Florida for the FHLB of Atlanta and is a member of the board of the Florida Bankers Association and board and faculty member of the Florida School of Banking.

         Robert H. Artman has been a Director of the Bank since 1986. Mr. Artman has been employed for the past 31 years by Traman Corp., a real estate management and development company located in Lakeland, Florida, and is currently serving as President. He is also a member of the Kiwanis Club of Lakeland.

         Llewellyn N. Belcourt has been a Director of the Bank since 1989. Mr. Belcourt is a shareholder, Director and Vice President of Carter, Belcourt & Atkinson, P.A., an accounting firm located in Lakeland, Florida. He also is an Advisory Board Member of the Imperial Symphony Orchestra and a Professional Advisory Council Member of the Lakeland Regional Medical Center Foundation.

     Stephen A. Moore, Jr. has been a Director of the Bank since February 1998. Mr. Moore is President, Director and majority stockholder of Moore Business Service, Inc., an accounting firm located in Lakeland, Florida. He has been with Moore Business Service, Inc. since 1974. Mr. Moore is also a member of the Lakeland Rotary Club, a Director and officer of the Central Florida Speech & Hearing Center, and a Board member of the Polk Community College Foundation.

         Nis H. Nissen, III has been a Director of the Bank since 1996. Mr. Nissen is President and Chief Executive Officer of Nissen Advertising, Inc., an advertising and public relations firm located in Lakeland, Florida that he has been affiliated with since 1971. He also is a member of the Rotary Club, a Director of the Central Florida Speech & Hearing Center, a Director of Crimestoppers of Polk County, Vice Chairman of the Public Information Committee, Community Foundation of Lakeland, a member of the Fine Arts Council of the Florida Southern Foundation of Lakeland, and a member of the Board of Governors of Florida Southern College.

     Rudolph H. Thornberry has been a Director of the Bank since 1988. Mr. Thornberry is currently retired from other employment.

         G.F. Zimmermann, III has been a Director of the Bank since 1993. Mr. Zimmermann is President and majority stockholder of Zimmermann Associates, Inc., a building design firm located in Lakeland, Florida, which he has been with since 1974. He has been active with the Salvation Army, the Kiwanis Club of Lakeland, the Lakeland Kiwanis Foundation and the Chamber of Commerce. He also has served as a member of the Habitat for Humanity Board of Directors, the City of Lakeland Civil Service Board, the Pension Board, the Arbitration Board and the Lakeland Regional Medical Center Community Board.

     Don A. Burdett joined the Bank as Senior Vice President of Retail Banking in November 1998. Prior to joining the Bank, Mr. Burdett served as a market executive and various sales management positions at Barnett Bank from 1979 to 1998. Mr. Burdett has completed various graduate banking programs during his career. Mr. Burdett has held leadership positions in the Clearwater Chamber of Commerce, Suncoast Junior Achievement, Eastlake Optimist and has participated in both the Leadership Manatee and Leadership Lakeland Programs.

         Kerry P. Charlet has been Chief Financial and Operations Officer of the Bank since March 1998. Prior to joining the Bank, Mr. Charlet served in varying positions from 1986 to 1995 at FloridaBank, FSB, including Executive Vice President and Chief Financial Officer. He was also employed by AmSouth Bank of Florida from 1995 to 1998, where he served as Senior Vice President and Chief Financial Officer for the State. Mr. Charlet has also served as officer and committee chairman for the Gator Bowl Association, Chairman of Payment Systems Network, President and Treasurer of Jacksonville Biddy Basketball, Inc., and President and Board member of the Beaches Youth Basketball Association.

         William H. Cloyd has been Chief Lending Officer of the Bank since January 1998. Previously, Mr. Cloyd was Senior Vice President of SunTrust Bank Mid-Florida, N.A. He has also been active with the United Way, the Lakeland North Rotary Club, the Lakeland Chamber of Commerce, and has served as Chairman of the Lakeland Downtown Development Authority.

     Marion L. Moore serves as Senior Vice President of Deposit Administration for the Bank. Mr. Moore has been employed at the Bank since 1984. He has also been active with the Rotary Club, the Boy Scouts of America, the Lakeland Chamber of Commerce and the Winter Haven Chamber of Commerce.

Meetings and Committees of the Board of Directors

         The board of directors conducts its business through meetings of the board and through activities of its committees. During the year ended September 30, 1998, the board of directors held 13 regular meetings. No director attended fewer than 75% of the total meetings of the board of directors and committees on which such director served during the year ended September 30, 1998. The Bank has a standing audit committee, as well as other standing committees such as the executive, building, marketing, retirement plan and asset liability committees. The entire board of directors serves as a nominating committee and a compensation committee.

         The audit committee of the Bank consists of Directors Belcourt, Artman, Moore and Nissen. The audit committee meets at least semi-annually and meets with the Bank's independent certified public accountants to review the results of the annual audit and other related matters. The audit committee met four times during the year ended September 30, 1998.

Director Compensation

         Board Fees. During 1998 each director was paid a fee of $1,000 for each board meeting attended and each director emeritus was paid $667 per Board meeting attended. The chairman of the board receives an additional $1,500 fee for each board meeting. Each non-management director was paid $200 for each committee meeting attended. The total fees paid to the directors for the year ended September 30, 1998 were approximately $177,000.

         Directors Consultant and Retirement Plan ("DRP"). The DRP provides retirement benefits to directors following retirement and completion of at least 10 years of service. If a director agrees to become a consulting director to our board upon retirement, he or she will receive a monthly payment equal to the Board fee in effect at the date of retirement for a period of 120 months.

Benefits under our DRP will begin upon a director's retirement. In the event there is a change in control, all directors will be presumed to have not less than 10 years of service and each director will receive a lump sum payment equal to the present value of future benefits payable.

Executive Compensation

         Summary Compensation Table. The following table sets forth the cash and non-cash compensation awarded to or earned by our chief executive officer for the year ended September 30, 1998. No other current executive officer received a total annual salary and bonus in excess of $100,000 during the reporting periods.

                                                 Annual Compensation
                                          --------------------------------
                                                              Other Annual
                                 Fiscal                       Compensation
Name and Principal Position      Year      Salary     Bonus        (1)
---------------------------      ----      ------     -----   ------------
George C. Wilkes, President      1998      $164,500   $2,400      $13,000
and Chief Executive Officer


--------------------
(1)      Includes directors fees.


         Employment Agreements. The Bank has entered into an employment agreement with its President, Gregory C. Wilkes. Mr. Wilkes' current base salary under the employment agreement is $182,000. The employment agreement has a term of three years. The agreement is terminable by us for "just cause" as defined in the agreement. If we terminate Mr. Wilkes without just cause, he will be entitled to a continuation of his salary from the date of termination through the remaining term of the agreement, but in no event for a period of less than 1 year. The employment agreement contains a provision stating that in the event of the termination of employment in connection with any change in control of us, Mr. Wilkes will be paid a lump sum amount equal to 2.99 times his five-year average annual taxable cash compensation. If a payment had been made under the agreement as of September 30, 1998, the payment would have equaled approximately $496,000. The aggregate payment that would have been made to Mr. Wilkes would be an expense to us and would have resulted in reductions to our net income and capital. The agreement may be renewed annually by our board of directors upon a determination of satisfactory performance within the board's sole discretion. If Mr. Wilkes shall become disabled during the term of the agreement, he shall continue to receive payment of 100% of the base salary for a period of 12 months and 65% of such base salary for the remaining term of the agreement. Such payments shall be reduced by any other benefit payments made under other disability programs in effect for our employees. The Bank has also entered into employment agreements with four other executive officers and the aggregate payment (based upon current salaries) that may have to be made to these four executives upon a change in control of the Bank is approximately $__________.

         Pension Plan. The following table indicates the annual retirement benefit that would be payable under the Bank's Pension Plan upon retirement at age 65 in calendar year 1998, expressed in the form of a single life annuity for the average annual salary and benefit service classifications specified below.

Average Annual
 Compensation                        Years of Service and Benefit Payable at Retirement
                      3             5            10              15         20         25
$ 50,000           2,625          4,375          8,750         13,125      17,500     21,875
$ 75,000           4,020          6,700         13,400         20,100      26,800     33,500
$100,000           5,745          9,575         19,150         28,725      38,300     47,875
$125,000           7,470         12,450         24,900         37,350      49,800     62,250
$160,000           9,885         16,475         32,950         49,425      65,900     82,375


         The Pension Plan provides for benefits as a life annuity payable monthly after retirement or termination. The benefits listed in the pension plan table above are not subject to any deduction for Social Security or other offset amounts. As of September 30, 1998, Mr. Wilkes had 3 years of credited service under the Pension Plan.

         Generally, the Annual Compensation covered under the Pension Plan includes total cash compensation paid to a participant during a plan year as reported for income tax withholding purposes on Wage and Tax Statement Form W-2, but after excluding all pay for overtime work, commissions, bonuses or other extra pay over basic compensation, plus any contributions by the Bank for such year pursuant to a salary reduction agreement on behalf of the participant. If a participant retires at age 65 his monthly income payable will be 1/12 of an annual income equal to 1.75% of the participant's Average Annual Compensation up to his Covered Compensation, plus 2.30% of his Average Annual Compensation above his Covered Compensation, both multiplied by the number of years of service under the Pension Plan (not to exceed 25 years). Covered Compensation generally means the average (without indexing) of the maximum amount of a participant's earnings that are considered to be wages for Social Security purposes for each calendar year during the 35 year period ending with the last day of the calendar year in which the participant attains (or will attain) Social Security Retirement Age (as defined in the Pension Plan). The Bank anticipates that it will terminate the Pension Plan effective April 15, 1999. Upon such termination, all participant benefits shall become immediately veste^ d.

         Supplemental Executive Retirement Plan. We have implemented a supplemental executive retirement plan ("SERP") for the benefit of senior officers, including our President, Gregory C. Wilkes. The Bank intends to terminate the existing defined benefit pension plan ("Pension Plan") as of April 15, 1999. The SERP will provide benefits at age 65 that would be comparable to approximately 83% of the benefits that would have accrued under the terminating Pension Plan upon retirement at age 65. The SERP will provide each participant with a defined annual deferred compensation amount; therefore, no future actuarial calculations will be required. The annual accruals under the SERP for Mr. Wilkes will be $59,000, during the term of his continued employment. Benefits will accrue annually and will be credited with interest earnings of not less than 5% per annum on the aggregate account accruals. If a participant terminates employment prior to age 65, then the target retirement benefits will be reduced. The accumulated deferred compensation account for each participant will be payable to such participant at anytime following termination of employment after attainment of age 55, the death or disability of the participant, or termination of employment following a change in control of the Bank whereby the Bank or its parent company is not the resulting entity. Benefits under the SERP are not taxable to the participant or deductible by the Bank until they are actually pai ^ d.

         Employee Stock Ownership Plan. We have established an employee stock ownership plan, the ESOP, for the exclusive benefit of participating employees of ours, to be implemented upon the completion of the reorganization. Participating employees are employees who have completed one year of service with us or our subsidiary and have attained the age of 21. An application for a letter of determination as to the tax-qualified status of the ESOP will be submitted to the IRS. Although no assurances can be given, we expect that the ESOP will receive a favorable letter of determination from the IR^ S.

         The ESOP is to be funded by contributions made by us in cash or common stock. Benefits may be paid either in shares of the common stock or in cash. In accordance with the plan, the ESOP may borrow funds with which to acquire up to 8% of the common stock to be issued in the offering. The ESOP intends to borrow funds from the Company. The loan is expected to be for a term of ten years at an annual interest rate equal to the prime rate as published in The Wall Street Journal. Presently it is anticipated that the ESOP will purchase up to 8% of the common stock to be issued in the offering (i.e., -- shares, based on the midpoint of the offering range). The loan will be secured by the shares purchased and earnings of ESOP assets. Shares purchased with such loan proceeds will be held in a suspense account for allocation among participants as the loan is repaid. It is anticipated that all such contributions will be tax-deductible. This loan is expected to be fully repaid in approximately 10 year^ s.

         Shares sold above the maximum of the offering range (i.e., more than 2,351,175 shares) may be sold to the ESOP before satisfying remaining unfilled orders of Eligible Account Holders to fill the ESOP's subscription or the ESOP may purchase some or all of the shares covered by its subscription after the offering in the open marke^ t.

         Contributions to the ESOP and shares released from the suspense account will be allocated among participants on the basis of total compensation. All participants must be employed at least 1,000 hours in a plan year, or have terminated employment following death, disability or retirement, in order to receive an allocation. Participant benefits become fully vested in plan allocations following five years of service. Employment prior to the adoption of the ESOP shall be credited for the purposes of vesting. Our contributions to the ESOP are discretionary and may cause a reduction in other forms of compensation. Therefore, benefits payable under the ESOP cannot be estimate^ d.

         The board of directors has appointed the non-employee directors to the ESOP Committee to administer the ESOP and to serve as the initial ESOP Directors. The ESOP Directors must vote all allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares and allocated shares for which no timely direction is received will be voted by the ESOP Directors as directed by the board of directors or the ESOP Committee, subject to the Directors' fiduciary dutie^ s.

         401(k) Savings Plan. Effective January 1, 1999, the Bank sponsors a tax-qualified defined contribution savings plan ("401(k) Plan") for the benefit of its employees. Employees become eligible to participate under the 401(k) Plan after reaching age 21 and completing three months of service. Under the 401(k) Plan, employees may voluntarily elect to defer between 0% and 15% of compensation, not to exceed applicable limits under the Code (i.e., $10,000 in calendar 1998). The Bank matches a minimum of 25% of the first 6% of employee contributions. Employee and matching contributions immediately vest. The Bank intends to amend the 401(k) Plan to permit voluntary investments of plan assets by participants in the common stock following the offerin^ g.

         Benefits are payable upon termination of employment, retirement, death, disability, or plan termination. Normal retirement age under the 401(k) Plan is
65. Additionally, funds under the 401(k) Plan may be distributed upon application to the plan administrator upon severe financial hardship in accordance with uniform guidelines which comply with those specified by the Code. It is intended that the 401(k) Plan operate in compliance with the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the requirements of Section 401(a) of the Code. Contributions to the 401(k) Plan by the Bank for employees may be reduced in the future or eliminated as a result of contributions made to the Employee Stock Ownership Plan. See "-Employee Stock Ownership Plan^."

Potential Stock Benefit Pla^ ns

         Stock Option Plans. Following the offering, we intend to adopt a stock option plan for directors and key employees within one year after the reorganization. Any plan adopted will be subject to stockholder approval and applicable laws. Any plan adopted within one year of the reorganization will require the approval of a majority of our stockholders, other than the mutual holding company and will also be subject to various other regulatory limitations. Up to 10% of the shares of common stock sold in the offering will be reserved for issuance under the stock option plan. No determinations have been made as to the specific terms of, or awards under, the stock option pla^ n.

         The purpose of the stock option plan will be to attract and retain qualified personnel in key positions, provide officers, key employees and directors with a proprietary interest in the Company as an incentive to contribute to our success and reward officers and key employees for outstanding performance. Although the terms of the stock option plan have not yet been determined, it is expected that the stock option plan will provide for the grant of: ^(2) options to purchase the common stock intended to qualify as incentive stock options under the Code (incentive stock options); and ^(2) options that do not so qualify (non-statutory stock options). Any stock option plans would be in effect for up to ten years from the earlier of adoption by the board of directors or approval by the stockholders.

         Under the OTS conversion regulations, a stock option plan adopted within a year of the reorganization, would provide for a term of 10 years, after which no awards could be made, unless earlier terminated by the board of directors pursuant to the option plan and the options would vest over a five year period (i.e., 20% per year), beginning one year after the date of grant of the option. Options would expire no later than 10 years from the date granted and would expire earlier if the option committee so determines or in the event of termination of employment. Options would be granted based upon several factors, including seniority, job duties and responsibilities, job performance, our financial performance and a comparison of awards given by other savings institutions converting from mutual to stock form.

         Stock Programs. Following the offering, we also intend to establish stock programs to provide our officers and outside directors with a proprietary interest in the Company. The stock programs are expected to provide for the award of common stock, subject to vesting restrictions, to eligible officers, employees and directors. Any plan adopted within one year of the reorganization would require the approval of a majority of our stockholders other than the MHC and will also be subject to various other regulatory limitations.

         We expect to contribute funds to stock programs to acquire, in the aggregate, up to 4% of the shares of common stock sold in the offering. Shares used to fund the stock programs may be acquired through open market purchases or from authorized but unissued shares. No determinations have been made as to the specific terms of stock programs.

         Restrictions on Stock Benefit Plans. OTS regulations provide that in the event we implement stock option or management and/or employee stock benefit plans within one year from the date of reorganization, such plans must comply with the following restrictions:

^o   the plans must be fully disclosed in the prospectus^;
o for stock option plans, the total number of shares for which options may be granted may not exceed 10% of the shares issued in the conversion^;
o for restricted stock plans such as the MRP, the shares may not exceed 3% of the shares issued in the conversion (4% for institutions with 10% or greater tangible capital)^;
o the aggregate amount of stock purchased by the ESOP in the conversion may not exceed 10% (12% for well-capitalized institutions utilizing a 4% management recognition plan)^;
o no individual employee may receive more than 25% of the available awards under the option plan or a restricted stock plan^;
o directors who are not employees may not receive more than 5% individually or 30% in the = aggregate of the awards under any plan^;
o all plans must be approved by a majority of the total votes eligible to be cast at any duly called meeting of the Company's stockholders held no earlier than six months following the reorganization^;
o for stock option plans, the exercise price must be at least equal to the market price of the stock at the time of grant^ ;
o for restricted stock plans, no stock issued in a mutual-to-stock conversion may by used to fund the plan^;
o neither stock option awards nor restricted stock awards may vest earlier than 20% as of one year after the date of stockholder approval and 20% per year thereafter, and vesting may be accelerated only in the case of disability of death (or if not inconsistent with applicable OTS regulations in effect at such time, in the event of a change in control,
^o the proxy material must clearly state that the OTS in no way endorses or approves of the plans^; and
^o prior to implementing the plans, all plans must be submitted to the Regional Director of the OTS within five days after stockholder approval with a certification that the plans approved by the stockholders are the same plans that were filed with and disclosed in the proxy materials relating to the meeting at which stockholder approval was received.

Transactions with Management and Others

         No directors, executive officers or immediate family members of such individuals were engaged in transactions with the Bank or any subsidiary involving more than $60,000 (other than through a loan) during the year ended September 30, 1998. Furthermore, the Bank had no "interlocking" relationships in which ^(2) any executive officer is a member of the board of directors or of another entity, one of whose executive officers are a member of the Bank's board of directors, or where ^(2) any executive officer is a member of the compensation committee of another entity, one of whose executive officers is a member of the Bank's board of directors.

     The Bank has followed the policy of offering residential mortgage loans for the financing of personal residences, share loans, and consumer loans to its officers, directors and employees. Loans are made in the ordinary course of business and also made on substantially the same terms and conditions, including interest rate and collateral, as those of comparable transactions prevailing at the time with other persons, and do not include more than the normal risk of collectibility or present other unfavorable features. As of September 30, 1998, the aggregate principal balance of loans outstanding to all directors, executive officers and immediate family members of such individuals was approximately $34,000.

Proposed Stock Purchases by Management

         The following table sets forth for each of the directors and executive officers of the Bank and for all such directors and executive officers as a group (including in each case all "associates" of such persons) the number of shares of common stock which such person or group intends to purchase, assuming the sale of __________ shares of common stock at $10.00 per share. The table does not include purchases by the ESOP (8% of the common stock sold in the offering or 163,560 shares), and does not take into account any stock benefit plans to be adopted within one year following the reorganization. See "Management - Potential Stock Benefit Plans."

                                                                 Percentage of
                          ^Total Number      ^Total Dollar      2,044,500 Total
                            of Shares       Amount of Shares    Shares Sold in
             Name        to be Purchased    to be Purchased     the Offering(1)
             ----        ---------------    ---------------     ---------------

Charles W. Bovay               20,000            $200,000          1.0%
Gregory C. Wilkes              20,000             200,000          1.0
Robert H. Artman                1,000              10,000            *
Llewellyn N. Belcourt           2,500              25,000            *
Stephen A. Moore, Jr.          20,000             200,000          1.0
Nis Nissen                     20,000             200,000          1.0
Rudy H. Thornberry              1,000              10,000            *
G. F. Zimmermann, III           5,000              50,000            *
Don A. Burdett                  7,500              75,000            *
Kerry P. Charlet               20,000             200,000          1.0
William H. Cloyd               10,000             100,000            *
Marion Moore                      500               5,000            *
                             --------           ---------        -----
         Total                127,500         $ 1,275,000          6.2%
                             ========          ==========        ======


------------
*    Less than 1.0%
(1) In the event the stockholders of the Company approve the stock benefit plans as discussed in this prospectus (stock programs (4% of the common stock sold in the offering) and the stock option plans (10% of the common stock sold in the offering)), and all of the common stock is awarded pursuant to the stock benefit plans and all options are exercised (increasing the number of outstanding shares), directors and executive officers would own 413,730 or 18.4% of the shares of common stock owned by persons other than the MHC (9.1% of the total shares outstanding, including those held by the mutual holding company). If fewer than 2,044,500 shares were publicly sold, these percentage ownership estimates would increase. See "- Potential Stock Benefit Plans."

                              ^ THE REORGANIZATION

     ^THE BOARD OF DIRECTORS OF THE BANK HAS ADOPTED THE PLAN AUTHORIZING THE REORGANIZATION, SUBJECT TO THE APPROVAL OF THE OTS AND OF THE MEMBERS OF THE BANK AND THE SATISFACTION OF CERTAIN OTHER CONDITIONS. OTS APPROVAL DOES NOT CONSTITUTE A RECOMMENDATION OR ENDORSEMENT OF THE PLAN BY THE OTS.

^General

         On ^ September 28, 1998, the Board of Directors of the Bank adopted the plan of reorganization and stock issuance which was subsequently amended, pursuant to which the Bank proposes to reorganize from a federally chartered, mutual savings institution to a federally chartered stock savings institution. The Bank will be a wholly owned subsidiary of the Company, the majority of whose shares are to be owned by the MHC. Concurrently with the reorganization, the Company will sell a minority percentage of its common stock in the offering to the Bank's depositors and members of the general public. The Board of Directors unanimously adopted the Plan after consideration of the advantages and the disadvantages of the reorganization and offering and alternative transactions, including a full conversion from the mutual to stock form of organization. Following the receipt of all required regulatory approvals, the approval of the plan by the Bank's and the satisfaction of all other conditions precedent to the reorganization, the Bank will effect the reorganization ^(1) by exchanging its federal mutual savings institution charter for a federal stock savings institution charter and becoming a wholly owned subsidiary of the Company and the Company then becoming a majority-owned subsidiary of the MHC, and having the depositors of the Bank receive such liquidation interests in the MHC as they have in the Bank before the reorganization; or ^(2) in any other manner consistent with the plan or reorganization and applicable regulations. See "- Description of the Reorganization." On the effective date, the Company will commence business as FloridaFirst Bancorp, a ^ savings and loan holding company, and the Bank will commence business as First Federal Florida, a federally chartered stock savings institution, and the MHC will commence business as FloridaFirst Bancorp, MHC, majority owner of the common stock of the Company. The reorganization will be accomplished in accordance with the procedures set forth in the plan, the requirements of applicable laws and regulations, and the policies of the OTS.

         For additional information concerning the offering, see "The Offering."

Purposes of the Reorganization

         The  Board  of   Directors  of  the  Bank  has   determined   that  the
reorganization is in the best interest of the Bank and has several business purposes for the reorganization.

         The reorganization will structure the Bank in the stock form, which is used by commercial banks, most major business corporations and an increasing number of savings institutions. Formation of the Bank as a capital stock savings institution subsidiary of the Company will permit the Company to issue common stock, which is a source of capital not available to mutual savings institutions or savings and loan associations. At the same time, the Bank's mutual form of ownership will be preserved in the MHC, and the MHC, as a mutual corporation, will control at least a majority of the common stock of the Company so long as the MHC remains in existence as a mutual institution. The reorganization will enable the Bank to achieve certain benefits of a stock company without a loss of control that sometimes follows standard conversions from mutual to stock form. Sales of locally based, independent savings institutions to larger, regional financial institutions following such mutual to stock conversions can result in closed branches, fewer choices for consumers, employee layoffs and the loss of community support and involvement by a financial institution. The Bank is committed to being an independent, community-oriented institution, and the Board of Directors believes that the mutual holding company structure is best suited for this purpose. The mutual holding company structure also will give the Company flexibility to issue its common stock at various times and in varying amounts as market conditions permit, rather than in a single stock offering. The MHC may convert from mutual to stock form of organization in the future. The holding company form of organization is expected to provide additional flexibility to diversify the Bank's business activities through existing or newly formed subsidiaries, or through acquisitions of or mergers with other financial institutions, as well as other companies. Although the Bank has no current arrangements, understandings or agreements regarding any such opportunities, the Company will be in a position after the reorganization and offering, subject to regulatory limitations and the Company's financial position, to take advantage of any such opportunities that may arise.

         The Company is offering for sale up to 47% of the common stock in an offering at an aggregate price based upon an independent appraisal. The proceeds from the sale of common stock of the Company will provide the Bank with new equity capital, which will support future deposit growth and expanded operations. The ability of the Company to sell common stock also will enable the Company and the Bank to increase capital in response to the changing capital requirements of the OTS. While the Bank currently meets or exceeds all regulatory capital requirements, the sale of common stock in connection with the reorganization, coupled with the accumulation of earnings (net of dividends) from year to year, represents a means for the orderly preservation and expansion of the Bank's capital base, and allows flexibility to respond to sudden and unanticipated capital needs. After the reorganization, the Company may repurchase common stock. The investment of the net proceeds of the offering also will provide additional income to enhance further the Bank's future capital position.

         The ability of the Company to issue common stock also will enable it in the future to establish stock benefit plans for management and employees of the Company and the Bank, including incentive stock option plans, stock award plans, and employee stock ownership plans.

         The formation of the Company also will allow the Company to borrow funds, on a secured and unsecured basis, and to issue debt to the public or in a private placement. The proceeds of any such borrowings or debt issuance may be contributed to the Bank as core capital for regulatory capital purposes. The Company has not made a determination to borrow funds or issue debt at the present time.

         The Board of Directors believes that these advantages outweigh the potential disadvantages of the mutual holding company structure, which include: the inability of the Company to sell shares of common stock representing 50% or more so long as the MHC remains in existence; the more limited liquidity of the common stock, as compared to a full conversion; and the inability of stockholders other than the MHC to obtain a majority ownership of the Company which may result in the perpetuation of the existing management and Board of Directors of the Company and the Bank. The MHC will be able to elect all members of the Board of Directors of the Company, and will be able to control the outcome of all matters presented to the stockholders of the Company for resolution by vote, except for matters which by regulation must be approved by a majority of the shares owned by persons other than the MHC (the "minority stockholders"), including certain matters relating to stock compensation plans and certain votes regarding a conversion to stock form by the MHC. No assurance can be given that the Company will not take action adverse to the interests of the minority stockholders. For example, the Company can revise the dividend policy, prevent the sale of control of the Company or defeat a candidate for the Board of Directors of the Company or other proposal put forth by the minority stockholders.

Description of the Reorganization

         Following receipt of all required regulatory approvals and ratification of the plan of reorganization by the voting depositors, the reorganization will be effected by a series of mergers or in any manner approved by the OTS that is consistent with the purposes of the plan of reorganization and applicable laws and regulations. The Bank's intention is to complete the reorganization using a series of mergers, although it may elect to use any method consistent with applicable regulations, subject to OTS approval.

         For a detailed description of the merger structure, see "- Federal and State Tax Consequences of the Reorganization." Upon consummation of the reorganization, the legal existence of the Bank will not terminate, the converted stock bank will be a continuation of the Bank and all property of the Bank, including its right, title, and interest in and to all property of any kind and nature, interest and asset of every conceivable value or benefit then existing or pertaining to the Bank, or which would inure to the Bank immediately by operation of law and without the necessity of any conveyance or transfer and without any further act or deed, will continue to be owned by the Bank as the survivor of the merger. The Bank will possess, hold and enjoy the same in its right and fully and to the same extent as the same was possessed, held and enjoyed by the Bank. The Bank will continue to have, succeed to, and be responsible for all the rights, liabilities, and obligations of the Bank and will maintain its headquarters operations at the Bank's present location.

         The foregoing description of the reorganization is qualified in its entirety by reference to the plan and the charter and bylaws of the Bank, the MHC and the Company to be effective upon consummation of the reorganization.

Effects of the Reorganization

         General. The reorganization will not have any effect on the Bank's present business of accepting deposits and investing its funds in loans and other investments permitted by law. The reorganization will not result in any change in the existing services provided to depositors and borrowers, or in existing offices, management, and staff. Upon completion of the reorganization, the Bank will continue to be subject to regulation, supervision, and examination by the OTS and the FDIC.

         Deposits and Loans. Each holder of a deposit account in the Bank at the time of the reorganization will continue as an account holder in the Bank after the reorganization, and the reorganization will not affect the deposit balance, interest rate, and other terms of such accounts. Each such account will be insured by the FDIC to the same extent as before the reorganization. Depositors will continue to hold their existing certificates, passbooks, checkbooks, and other evidence of their accounts. The reorganization will not affect the loans of any borrower from the Bank. The amount, interest rate, maturity, security for, and obligations under each loan will remain contractually fixed as they existed prior to the reorganization. See "- Voting Rights" and "- Liquidation Rights" below for a discussion of the effects of the reorganization on the voting and liquidation rights of the depositors and borrowers of the Bank.

         Voting Rights. As a federally chartered mutual savings institution, the Bank has no authority to issue capital stock and thus, no stockholders. Control of the Bank in its mutual form is vested in the Board of Directors of the Bank. ^ The Directors are elected by the Bank's members. Holders of qualifying deposits in the Bank and borrowers of the Bank with loans outstanding on October 23, 1984 which remain outstanding are members of the Bank. In the consideration of ^ all questions requiring action by members of the Bank, each holder of qualifying ^ deposit is permitted to cast one vote for each $100, or fraction thereof, of the withdrawal value of the voting depositor's account ^. Voting borrowers are entitled to cast one vote. No member may cast more than 1,000 votes.

         After the reorganization, the affairs of the Bank will be under the direction of the Board of Directors of the Company and the Bank and all voting rights as to the Bank will be vested exclusively in the holders of the outstanding voting capital stock of the Company, which initially will consist exclusively of common stock. By virtue of its ownership of a majority of the outstanding shares of common stock, the MHC will be able to elect all members of the Board of Directors of the Company and generally will be able to control the outcome of most matters presented to the stockholders of the Company for resolution by vote, excluding certain matters where shares held by the MHC are not counted.

         The MHC will be controlled by its Board of Directors, which will initially consist of the current directors of the Bank. Under the mutual form of ownership, current directors elect new directors, which can perpetuate existing management and control of the MHC, the Company and the Bank. All depositors of the Bank at the time of the reorganization will become members of and have voting rights in the MHC.

         Liquidation Rights. In the unlikely event of a complete liquidation of the Bank in its present mutual form, existing holders of deposit accounts of the Bank would be entitled to share in a liquidating distribution after the payment of claims of all creditors (including the claims of all account holders to the withdrawal value of their accounts). Each account holder's pro rata share of such liquidating distribution would be in the same proportion as the value of his or her deposit accounts was to the total value of all deposit accounts in the Bank at the time of liquidation.

         Upon a complete liquidation of the Bank after the reorganization, the Company, as holder of the Bank's common stock, would be entitled to any assets remaining upon a liquidation or dissolution of the Bank. Each depositor would not have a claim in the assets of the Bank. However, upon a complete liquidation of the MHC after the reorganization, each depositor would have a claim up to the pro rata value of his or her accounts, in the assets of the MHC remaining after the claims of the creditors of the MHC are satisfied. Depositors who have liquidation rights in the Bank immediately prior to the reorganization will continue to have such rights in the MHC after the reorganization for so long as they maintain deposit accounts in the Bank after the reorganization.

         Upon a complete liquidation of the Company, each holder of shares of the common stock would be entitled to receive a pro rata share of the Company's assets, following payment of all debts, liabilities and claims of greater priority of or against the Company.

Federal and State Tax Consequences of the Reorganization

         The reorganization may be effected in any manner approved by the OTS that is consistent with the purposes of the plan and applicable law regulations and policies. However, the Bank intends to consummate the reorganization using a series of mergers as described below. This structure enables the Bank to retain all of its historical tax attributes and produces significant savings to the Bank because it simplifies regulatory approvals and conditions associated with the completion of the reorganization.

         The merger structure will be accomplished as follows:

^o the Bank will organize the MHC initially as an interim federal stock savings institution as its wholly owned subsidiary;
^o the MHC will organize a capital stock corporation under federal law (i.e., the Company) as its wholly owned subsidiary that will subsequently hold 100% of the Bank's common stock;
^o the MHC will also organize an interim federal stock savings institution as its wholly owned subsidiary ("Interim"). The following transactions will then occur simultaneously^;
o the Bank will exchange its charter for a federal stock savings institution charter (the "Reorganization");
^o the MHC (while in its stock form) will cancel its outstanding stock and exchange its charter for a federal mutual savings institution holding company charter and thereby become the MHC;
^o Interim will merge with and into the Bank with the Bank being the surviving institution; and ^o the initially issued stock of the Bank (which will be constructively received by former Bank depositors when the Bank becomes the Bank pursuant to step^;
o will be issued to the MHC in exchange for liquidation interests in the MHC which will be held by the Bank's depositors^;
o the MHC will then contribute 100% of the stock of the Bank to the Company, its wholly owned subsidiary^; and
o the Company will subsequently offer for sale 47% of its common stock pursuant to the plan.


         As a result of these transactions: (a) the Bank will be a wholly owned subsidiary of the Company; (b) the Company will be a majority-owned subsidiary of the MHC; and (c) the former depositors of the Bank will hold liquidation interests in the MHC.

         Under this structure: ^(1) the Reorganization is intended to be a tax-free reorganization under Code section 368(a)(1)(F); and ^(2) the exchange of the shares of the Bank's initial common stock deemed constructively received by the Bank's depositors for liquidation interests in the MHC (the "Exchange") is intended to be a tax-free exchange under Code section 351.

         Under the plan, consummation of the Reorganization is conditioned upon, among other things, the prior receipt by the Bank of either a private letter ruling from the IRS and from the federal taxing authorities or an opinion of the Bank's counsel as to the federal and Florida income tax consequences of the Reorganization to the Bank (in both its mutual and stock form), the Company and the Eligible Account Holders and Supplemental Account Holders. In Revenue Procedure 99-3, the IRS announced that it will not rule on whether a transaction qualifies as a tax-free reorganization under Code section 368(a)(1)(F) or as a tax-free exchange of stock for stock in the formation of a holding company under

Code section 351, but that it will rule on significant sub-issues that must be resolved to determine whether the transaction qualifies under either of these Code sections.

         The Bank has requested a private letter ruling from the IRS regarding certain significant sub- issues associated with the Reorganization. Based in part upon this private letter ruling, Malizia, Spidi, Sloane & Fisch, P.C. will issue its opinion regarding certain federal income tax consequences of the reorganization. There is no assurance that a private letter ruling will be obtained.

         In the following discussion, "Mutual Bank" refers to the Bank before the Reorganization and "Stock Bank" refers to the Bank after the Reorganization.

         With regard to the Reorganization, Malizia, Spidi, Sloane & Fisch, P.C. intends to issue an opinion that:

^o the Reorganization will constitute a reorganization under Code section 368(a)(1)(F), and the Bank (in either its status as Mutual Bank or Stock Bank) will recognize no gain or loss as a result of the Reorganization;
^o the basis of each asset of Mutual Bank received by Stock Bank in the Reorganization will be the same as Mutual Bank's basis for such asset immediately prior to the Reorganization;
^o the holding period of each asset of Mutual Bank received by Stock Bank in the Reorganization will include the period during which such asset was held by Mutual Bank prior to the Reorganization;
^o for purposes of Code section 381(b), Stock Bank will be treated as if there had been no Reorganization and, accordingly, the taxable year of the Mutual Bank will not end on the effective date of the reorganization and the tax attributes of Mutual Bank (subject to application of Code sections 381, 382, and 384) will be taken into account by Stock Bank as if the Reorganization had not occurred;
^o Mutual Bank's qualifying depositors will recognize no gain or loss upon their constructive receipt of shares of Stock Bank common stock solely in exchange for their interest (i.e., liquidation rights) in Mutual Bank; and
^o no gain or loss will be recognized by depositors of Mutual Bank upon the issuance to them of deposits in Stock Bank in the same dollar amount as their deposits in the Mutual Bank.

         Unlike private rulings of the IRS, an opinion of counsel is not binding on the IRS and the IRS could disagree with conclusions reached therein. In the event of such disagreement, there can be no assurance that the IRS would not prevail in a judicial or administrative proceeding.

         Hahn, McClurg, Watson, Griffith & Bush, P.A. intends to opine, subject to the limitations and qualifications in its opinion, that, for purposes of the Florida corporate income tax, the Reorganization will not become a taxable transaction to the Bank (in either its status as Mutual Bank or Stock Bank), the MHC, the Company, the stockholders of the Stock Bank or the depositors of the Bank.

Accounting Consequences

         The reorganization will be accounted for in a manner similar to a pooling-of-interests under GAAP. Accordingly, the carrying value of the Bank's assets, liabilities, and capital will be unaffected by the reorganization and will be reflected in the Company's and Bank's consolidated financial statements based on their historical amounts.

Conditions to the Reorganization

         Consummation of the reorganization is subject to the receipt of all requisite regulatory approvals, including various approvals or non-objections, as the case may be, of the OTS. The receipt of such approvals or non-objections from the OTS does not constitute a recommendation or endorsement of the plan or reorganization by the OTS. Consummation of the reorganization also is subject to ratification of the plan by a majority of the total votes of depositors at a special meeting called for the purpose of approving the plan, as well as the receipt of satisfactory rulings or opinions with respect to the tax consequences of the reorganization, as discussed under "The Reorganization Effects of the Reorganization - Federal and State Tax Consequences" above. The board of directors may decide to consummate the reorganization even if the offering is terminated. If this happens the MHC will own all the stock of the Company and the Company will own all the stock of the Bank. The Company would have the right to hold a new offering in the future.

Capital and Financial Resources of the MHC

         The Company intends to capitalize the MHC with up to $200,000 in the reorganization. Subsequent to the reorganization, the MHC's capital and financial resources will initially be dependent primarily on earnings from the investment of its initial capitalization and dividends from the Company. The payment of dividends by the Company will be subject to declaration by the
Company's Board of Directors, which will take into account the Company's financial condition, results of operations, tax considerations, industry standards, economic conditions, regulatory restrictions which affect the payment of dividends by the Company to the MHC and other factors.

         Additional financial resources also may be available to the MHC (and, through contribution by the MHC, to the Company) through borrowings from an unaffiliated lender or lenders. In connection with any such borrowings, the MHC could grant a security interest in the assets of the MHC, including the common stock held by the MHC. However, a mutual holding company generally may not pledge the stock of a subsidiary savings association and may not be able to pledge the Stock of the Company unless the proceeds of the loan secured by the pledge are infused into the institution whose stock is pledged and the OTS is notified of such pledge within 10 days thereafter. Any borrowings of the MHC would be serviced with available resources, which initially will consist of dividends from the Company, subject to applicable regulatory and tax considerations. The MHC does not have any plans to incur any indebtedness following consummation of the reorganization.

Amendment or Termination of the Plan of Reorganization

         If deemed necessary or desirable by the Board of Directors of the Bank, the plan may be amended by a two-thirds vote of the Bank's Board of Directors, with the concurrence of the OTS, at any time prior to or after submission of the plan to voting depositors of the Bank for ratification. The plan may be terminated by the Board of Directors of the Bank at any time prior to or after ratification by the voting depositors, by a two-thirds vote with the concurrence of the OTS.


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



Management of the MHC

         After the reorganization, the MHC will operate under essentially the same mutual organization structure as was previously applicable to the Bank. Directors of the MHC will be classified into three classes as equal in size as is possible, with one of such classes being elected on an annual basis for three-year terms by the Board of Directors of the MHC. All current members of the Board of Directors of the Bank will be the initial members of the Board of Directors of the MHC. For information about these persons, whose terms as directors of the MHC will be the same as their terms as directors of the Bank, see "Management." The initial executive officers of the Company will be persons who are executive officers of the Bank.

         It is not anticipated that the directors and executive officers of the MHC will receive separate compensation in their capacities as such until such time as such persons devote significant time to the separate management of the MHC's affairs, which is not expected to occur unless the MHC becomes actively involved in other investments. The MHC, however, may determine that such compensation is appropriate in the future.

                                  THE OFFERING

General

         Concurrently with the reorganization, we, the Company, are offering shares of common stock to persons other than the MHC. We are offering between a minimum of 1,737,825 shares and an anticipated maximum of 2,351,175 shares of common stock in the offering (subject to adjustment to up to 2,703,851 shares in the event our estimated pro forma market value has increased at the conclusion of the offering), which will expire at ____:____ __________, Florida time, on __________ ____, 1998 unless extended. The shares of common stock that will be sold in the offering will constitute no more than 47% of the shares that will be outstanding upon completion of the offering. The minimum purchase is 25 shares of common stock (minimum investment of $250). Our common stock is being offered at a fixed price of $10.00 per share in the offering.

         Subscription funds may be held by the Bank for up to 45 days after the last day of the subscription offering in order to consummate the reorganization and offering and thus, unless waived by the Bank, all orders will be irrevocable until __________ __, 1999. In addition, the reorganization and offering may not be consummated until the Bank receives approval from the OTS. Approval by the OTS is not a recommendation of the reorganization or offering. Consummation of the reorganization and offering will be delayed, and resolicitation will be required, in the event the OTS does not issue a letter of approval within 45 days after the last day of the subscription offering, or in the event the OTS requires a material change to the offering prior to the issuance of its approval. In the event the reorganization and offering are not consummated by ________, 1999, subscribers will have the right to modify or rescind their subscriptions and to have their subscription funds returned with interest at the Bank's passbook rate and all withdrawal authorizations will be canceled.

         We may cancel the offering at any time, and orders for common stock which have been submitted are subject to cancellation under such circumstances.

Conduct of the Offering

         Subject to the limitations of the plan, shares of common stock are being offered in descending order of priority in the subscription offering to:

^o   Eligible Account Holders;
^o   the ESOP;
^o   Supplemental Eligible Account Holders; and
^o Other Members. To the extent that shares remain available and subject to market conditions at or near the completion of the subscription offering, we will conduct one or more of a community, public and syndicated public offering.

         We have the right, in our sole discretion, to determine whether prospective purchasers are "associates" or "acting in concert." All such determinations are in our sole discretion and may be based on whatever evidence we choose to use in making any such determination.

Subscription Offering

     Subscription Rights. Non-transferable subscription rights to subscribe for the purchase of common stock have been granted under the plan of reorganization to the following persons:

         Priority 1: Eligible Account Holders. Each Eligible Account Holder shall be given the opportunity to purchase up to $200,000 of common stock offered in the subscription offering; subject to the overall limitations described under " - Limitations on Purchases of Common Stock." If there are insufficient shares available to satisfy all subscriptions of Eligible Account Holders, shares will be allocated to Eligible Account Holders so as to permit each subscribing Eligible Account Holder to purchase a number of shares sufficient to make his total allocation equal to 25 shares. Thereafter, unallocated shares will be allocated to remaining subscribing Eligible Account Holders whose subscriptions remain unfilled in the same proportion that each such subscriber's qualifying deposit bears to the total amount of qualifying deposits of all subscribing Eligible Account Holders, in each case on June 30, 1997, whose subscriptions remain unfilled. Subscription rights received by executive officers and directors, based on their increased deposits in the Bank in the one year preceding the eligibility record date will be subordinated to the subscription rights of other eligible account holders. To ensure proper allocation of stock, each Eligible Account Holder must list on his order form all accounts in which he had an ownership interest as of the Eligibility Record Date.

         Priority 2: The ESOP. The tax-qualified employee stock benefit plans may be given the opportunity to purchase in the aggregate up to 10% of the common stock issued in the subscription offering. It is expected that the ESOP will purchase up to 8% of the common stock issued in the offering. In the event of a an oversubscription in the offering by Eligible Account Holders, the ESOP may, in whole or in part, fill its order through open market purchases subsequent to the closing of the offering. See also "Risk Factors - Expenses Associated with ^ Stock Benefit Plans^ Will Reduce Our Earnings."

         Priority 3: Supplemental Eligible Account Holders. To the extent there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders and the ESOP and other tax-qualified employee stock benefit plans, if any, each Supplemental Eligible Account Holder shall have the opportunity to purchase up to $200,000 of common stock offered in the subscription offering, subject to the overall limitations described under "Limitations on Purchases of Common Stock." In the event Supplemental Eligible Account Holders subscribe for a number of shares which, when added to the shares subscribed for by Eligible Account Holders and the ESOP and other tax-qualified employee stock benefit plans, if any, is in excess of the total number of shares offered in the offering, the shares of common stock will be allocated among subscribing Supplemental Eligible Account Holders first so as to permit each subscribing Supplemental Eligible Account Holder to purchase a number of shares sufficient to make his total allocation equal to 25 shares. Thereafter, unallocated shares will be allocated to each subscribing Supplemental Eligible account Holder whose subscription remains unfilled in the same proportion that such subscriber's qualifying deposits bear to the total amount of qualifying deposits of all subscribing Supplemental Eligible Account Holders, in each case on December 31, 1998, whose subscriptions remain unfilled. To ensure proper allocation of stock each Supplemental Eligible Account Holder must list on his order form all accounts and loans in which he had an ownership interest as of the Supplemental Eligible Date.

         Priority 4: Other Members. To the extent that there are sufficient shares remaining after satisfaction of all subscriptions by the Eligible Account Holders, the tax-qualified employee stock benefit plans, and Supplemental
Eligible Account Holders, each Other Member who is not an Eligible or Supplemental Eligible Account Holder shall have the opportunity to purchase up to $200,000 of common stock offered in the subscription offering, subject to the overall limitations described under "- Limitations on Purchases of Common Stock." In the event Other Members subscribe for a number of shares which, when added to the shares subscribed for by Eligible Account Holders, the tax-qualified employee stock benefit plans and Supplemental Eligible Account Holder, is in excess of the total number of shares offered in the offering, the subscriptions of Other Members will be allocated among subscribing Other Members so as to permit each subscribing Other Member, to the extent possible, to purchase a number of shares sufficient to make his total allocation of common stock equal to the lesser of 25 shares or the number of shares subscribed for by Other Members. Any shares remaining will be allocated among the subscribing Other Members whose subscriptions remain unsatisfied on a 25 shares (or whatever lesser amount is available) per order basis until all orders have been filled or the remaining shares have been allocated.

         State Securities Laws. We, in our sole discretion, may make reasonable efforts to comply with the securities laws of any state in the United States in which Bank depositors reside, and will only offer and sell the common stock in states in which the offers and sales comply with state securities laws. However, no person will be offered or allowed to purchase any common stock under the plan if he resides in a foreign country or in a state of the United States with respect to which: (i) a small number of persons otherwise eligible to purchase shares under the plan reside in such state or foreign country; and/or (ii) the offer or sale of shares of common stock to such persons would require us or the Bank or our employees to register, under the securities laws of such state or foreign country, as a broker or dealer or to register or otherwise qualify its securities for sale in such state or foreign country and such registration or qualification would be impracticable for reasons of cost or otherwise.

         Restrictions  on Transfer of Subscription  Rights and Shares.  The plan prohibits any person with subscription rights, including Eligible Account Holders, Supplemental Eligible Account Holders, and Other Members, from transferring or entering into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the plan or the shares of common stock to be issued upon their exercise. Such rights may be exercised only by the person to whom they are granted and only for his or her account. Each person subscribing for shares will be required to certify that such person is purchasing shares solely for his or her own account and that such person

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



has no agreement or understanding regarding the sale or transfer of such shares. The regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase such subscription rights or shares of common stock prior to the completion of the offering.

         We and the Bank will pursue any and all legal and equitable remedies in the event we become aware of the transfer of subscription rights and will not honor orders we know to involve the transfer of such rights.

         Expiration Date. The subscription offering will expire at ____:____ __________, Florida time, on __________ ____, 1999, unless it is extended, up to an additional 45 days with the approval of the OTS, if necessary, but without additional notice to subscribers (the "expiration date"). Subscription rights will become void if not exercised prior to the expiration date.

Community Offering

         If less than the total number of shares of common stock to be subscribed for in the offering are sold in the subscription offering, shares remaining unsubscribed may be made available for purchase in the community offering to certain members of the general public^. The maximum amount of common stock that any person may purchase in the community offering is $200,000. In the community offering, if any, shares will be available for purchase by the general public with preference given first to natural persons residing in either Polk or Manatee County in Florida and second, to natural persons residing in the State of Florida. We will attempt to issue common stock in such a manner as to promote a wide distribution of common stock.

         If purchasers in the community offering (if any), whose orders would otherwise be accepted, subscribe for more shares than are available for purchase, the shares available to them will be allocated among persons submitting orders in the community offering in an equitable manner we determine.

         The community offering, if any, may commence simultaneously with, during or subsequent to the completion of the subscription offering and if commenced simultaneously with or during the subscription offering the community offering may be limited to residents of Polk or Manatee County in Florida. The community offering, if any, must be completed within 45 days after the completion of the subscription offering unless otherwise extended by the OTS.

         We, in our absolute discretion, reserve the right to reject any or all orders in whole or in part which are received in the community offering, at the time of receipt or as soon as practicable following the completion of the community offering.

Syndicated Community Offering

         To the extent that shares remain available and subject to market conditions at or near the completion of the subscription offering, we may offer shares, to selected persons in a syndicated community offering on a best-efforts basis through Sandler O'Neill in such a manner as to promote a wide distribution of the common stock. Orders received in connection with the syndicated community offering, if any, will receive a lower priority than orders received in the subscription offering. Common stock sold in the syndicated community offering will be sold at the same price as all other

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



shares in the subscription offering. We have the right to reject orders, in whole or in part, in our sole discretion in the syndicated community offering.

         No person^ will be permitted to purchase more than 20,000 shares or $200,000 of common stock in the syndicated community offering. To order common stock in the syndicated community offering, if held, an executed stock order and account withdrawal authorization (if applicable) must be received by Sandler O'Neill prior to the termination of the syndicated community offering. Promptly upon receipt of available funds, together with a properly executed stock order and account withdrawal authorization, if applicable, and certification, Sandler O'Neill will forward such funds to the Bank to be deposited in a subscription escrow account.

         The date by which orders must be received in the syndicated community offering will be set by us at the time of commencement of the syndicated community offering; provided however, if the syndicated community offering is extended beyond ___________, 1999, each purchaser will have the opportunity to maintain, modify, or rescind his order. In such event, all funds received in the syndicated community offering will be promptly returned with interest to each purchaser unless he affirmatively indicates otherwise.

         If an order in the syndicated community offering is accepted, promptly after the completion of the reorganization, a certificate for the appropriate amount of shares will be forwarded to Sandler O'Neill as nominee for the beneficial owner. In the event that an order is not accepted or the reorganization is not consummated, the Bank will promptly refund with interest the funds received to Sandler O'Neill which will then return the funds to subscribers' accounts. If the aggregate pro forma market value of the Bank, as converted, is less than $37.0 million or more than $50.0 million, each purchaser will have the right to modify or rescind his or her order.

Limitations on Purchases of Common Stock

         The following additional limitations have been imposed upon purchases of shares of common stock:

          1. The aggregate amount of our outstanding common stock owned or controlled by persons other than the mutual holding company at the close of the offering will be less than 50% of the Company's total outstanding common stock.

          2. The maximum number of shares of common stock which may be purchased in the subscription offering by any person ^ in the first priority, third priority and fourth priority shall not exceed 20,000 shares or $200,000.

          3. The maximum number of shares of common stock which may be subscribed for or purchased in all categories in the offering by any person ^ together with any associate or group of persons acting in concert shall not exceed ^ 24,000 shares or ^ $240,000 except for our employee plans, which in the aggregate may subscribe for up to 10% of the common stock issued in the offering.

          4. The maximum number of shares of common stock which may be purchased in all categories in the offering by officers and directors of the Bank and their associates in the aggregate shall not exceed 27% of the total number of shares of common stock

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



               issued in the offering to persons other than the mutual holding company.

          5. A minimum of 25 shares of common stock must be purchased by each person purchasing shares in the offering to the extent those shares are available.

          6. If the number of shares of common stock otherwise allocable to any person or that person's associates would be in excess of the maximum number of shares permitted as set forth above, the number of shares of common stock allocated to each such person shall be reduced to the lowest limitation applicable to that person, and then the number of shares allocated to each group consisting of a person and that person's associates shall be reduced so that the aggregate allocation to that person and his associates complies with the above maximums, and such maximum number of shares shall be reallocated among that person and his associates in proportion to the shares subscribed by each (after first applying the maximums applicable to each person, separately).

          7. Depending upon market or financial conditions, the Board of Directors of the Bank, without further approval of the depositors, may decrease or increase the purchase limitations in the plan, provided that the maximum purchase limitations may not be increased to a percentage in excess of 5% of the offering. If the Company increases the maximum purchase limitations, the Company is only required to resolicit Persons who subscribed for the maximum purchase amount and may, in the sole discretion of the Company, resolicit certain other large subscribers.

          8. In the event of an increase in the total number of shares offered in the offering due to an increase in the maximum of the estimated valuation range of up to 15% (the adjusted maximum") the additional shares will be used in the following order of priority: (i) in the event that there is an oversubscription at the Eligible Account Holder level, to fill unfilled subscriptions of Eligible Account Holders exclusive of the adjusted maximum;
               (ii) in the event that there is an oversubscription at the Employee Plan level, fill the Employee Plan's subscription up to 10% of the adjusted maximum; (iii) in the event that there is an oversubscription at the Supplemental Eligible Account Holder level, to fill unfilled subscriptions of Supplemental Eligible Account Holders exclusive of the adjusted maximum; (iv) in the event that there is an oversubscription at the depositor level, to fill unfilled subscriptions of depositors exclusive of the adjusted maximum; and (v) to fill unfilled Subscriptions in the community offering exclusive of the adjusted maximum, with preference given to persons residing in the local community.

          9. No person shall be entitled to purchase any common stock to the extent such purchase would be illegal under any federal law or state law or regulation or would violate regulations or policies of the NASD, particularly those regarding free riding and withholding. The Bank and/or its agents may ask for an acceptable legal opinion from any purchaser as to the legality of such purchase and may refuse to honor any purchase order if such opinion is not timely furnished.

          10. The Board of Directors has the right to reject any order submitted by a person whose representations the Board of
               Directors believes to be false or who it otherwise believes, either alone or acting in concert with others, is violating, circumventing, or

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



               intends to violate, evade, or circumvent the terms and conditions of the plan.

          11. The foregoing restrictions on purchases by any person also apply to purchases by persons acting in concert under applicable regulations of the OTS. Under regulations of the OTS, directors of the Bank are not deemed to be affiliates or a group acting in concert with other directors solely as a result of membership on the Board of Directors of the Bank.

         The term "associate" of a person is defined in the plan to mean ^(1) any corporation or organization (other than the Bank or a majority-owned subsidiary of the Bank) of which such person is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities, ^(2) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, (excluding tax-qualified employee stock benefit plans or tax-qualified employee stock benefit plans in which a person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity and except that, for purposes of aggregating total shares that may be held by officers and directors, the term "Associate" does not include any tax-qualified employee stock benefit plan), and ^(3) any relative or spouse of such person or any relative of such spouse, who has the same home as such person or who is a trustee or officer of the Bank, or any of its parents or subsidiaries. For example, a corporation of which a person serves as an officer would be an associate of such person, and therefore, all shares purchased by such corporation would be included with the number of shares which such person individually could purchase under the above limitations.

         Each person purchasing shares of the common stock in the offering will be deemed to confirm that such purchase does not conflict with the maximum purchase limitation. In the event that such purchase limitation is violated by any person (including any associate or group of persons affiliated or otherwise acting in concert with such persons), we will have the right to purchase from such person at the purchase price per share all shares acquired by such person in excess of such purchase limitation or, if such excess shares have been sold by such person, to receive the difference between the purchase price per share paid for such excess shares and the price at which such excess shares were sold by such person. Our right to purchase such excess shares will be assignable.

         Common stock purchased pursuant to the offering will be freely transferable, except for shares purchased by directors and officers of the Bank. For certain restrictions on the common stock purchased by directors and officers, see "- Restrictions on Transferability by Directors and Officers." In addition, under guidelines of the NASD, members of the NASD and their associates are subject to certain restrictions on the transfer of securities purchased in accordance with subscription rights and to certain reporting requirements upon purchase of such securities.

Ordering and Receiving Common Stock

         Use of Order Forms. Rights to subscribe may only be exercised by completion of an order form. Any person receiving an order form who desires to subscribe for shares of common stock must do so prior to the applicable expiration date by delivering (by mail or in person ) to the Bank a properly executed and completed order form, together with full payment of the purchase price for all shares for which subscription is made; provided, however, that if the Employee Plans subscribe for shares during the subscription offering, the Employee Plans will not be required to pay for the shares at the time they subscribe but rather may pay for the shares upon consummation of the reorganization. Except for institutional investors, all subscription rights under the plan will expire on the expiration

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



date, whether or not the Bank has been able to locate each person entitled to such subscription rights. The Bank shall have the right, in its sole discretion, to permit institutional investors to submit contractually irrevocable orders in the public offering at any time prior to the completion of the offering. Once tendered, subscription orders cannot be revoked without the consent of the Bank unless the reorganization is not completed within 45 days of the expiration date.

         In the event an order form^: (1) is not delivered and is returned to the Bank by the United States Postal Service or the Bank is unable to locate the addressee; ^(2) is not received or is received after the applicable expiration date^; (3) is defectively completed or executed; ^(4) is not accompanied by the full required payment for the shares subscribed for (including instances where a savings account or certificate balance from which withdrawal is authorized is insufficient to fund the amount of such required payment, but excluding subscriptions by the Employee Plans) or, in the case of an institutional investor in the public offering, by delivering irrevocable orders together with a legally binding commitment to pay the full purchase price prior to 48 hours before the completion of the reorganization; or ^(5) is not mailed pursuant to a "no mail" order placed in effect by the account holder, the subscription rights for the person to whom such rights have been granted will lapse as though such person failed to return the completed order form within the time period specified. However, we may, but will not be required to, waive any irregularity on any order form or require the submission of corrected order forms or the remittance of full payment for subscribed shares by such date as we may otherwise specify. The waiver of an irregularity on an order form in no way obligates us to waive any other irregularity on any other order form. Waivers will be considered on a case by case basis. We reserve the right in our sole discretion to accept or reject orders received on photocopies or facsimile order forms, or whose payment is to be made by wire transfer or payment from private third parties. Our interpretation of the terms and conditions of the plan and of the acceptability of the order forms will be final, subject to the authority of the OTS.

         To ensure that each purchaser receives a prospectus at least 48 hours before the applicable expiration date, in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, no prospectus will be mailed any later than five days prior to such date or hand delivered any later than two days prior to such date. Execution of the order form will confirm receipt or delivery in accordance with Rule 15c2-8. Order forms will only be distributed with a prospectus.

         Payment for Shares. For subscriptions to be valid, payment for all subscribed shares will be required to accompany all properly completed order forms, on or prior to the expiration date specified on the order form unless we extend the date. Employee Plans subscribing for shares during the subscription offering may pay for such shares upon consummation of the offering. Payment for shares of common stock may be made ^(1) in cash, if delivered in person, ^(2) by check or money order, or ^ (3) for shares of common stock subscribed for in the subscription offering, by authorization of withdrawal from savings accounts (including certificates of deposit) maintained with the Bank. Appropriate means by which such withdrawals may be authorized are provided in the order form. Once such a withdrawal has been authorized, none of the designated withdrawal amount may be used by a subscriber for any purpose other than to purchase the common stock for which a subscription has been made until the offering has been completed or terminated. In the case of payments authorized to be made through withdrawal from savings accounts, all sums authorized for withdrawal will continue to earn interest at the contract rate until the offering has been completed or terminated. Interest penalties for early withdrawal applicable to certificate accounts will not apply to withdrawals authorized for the purchase of shares, however, if a partial withdrawal results in a certificate account with a balance less than the applicable minimum balance requirement, the certificate shall be canceled at the time of withdrawal, without penalty, and the remaining balance will earn interest at the passbook savings account rate subsequent to the withdrawal. In the case of payments made in cash or by check or money order, such funds will be placed in a segregated account and interest will be paid by the Bank at the passbook savings account rate from the date payment is received until the offering is completed or terminated. An executed order form, once we receive it, may not be modified, amended, or rescinded without our consent, unless the offering is not completed within 45 days after the conclusion of the subscription offering, in which event subscribers may be given the opportunity to increase, decrease, or rescind their subscription for a specified period of time. In the event that the offering is not consummated for any reason, all funds submitted pursuant to the offerings will be promptly refunded with interest as described above.

         Owners of self-directed IRAs may use the assets of such IRAs to purchase shares of common stock in the offerings, provided that such IRAs are not maintained on deposit at the Bank. Persons with IRAs maintained at the Bank must have their accounts transferred to an unaffiliated institution or broker to purchase shares of common stock in the offerings. There is no early withdrawal or IRS interest penalties for such transfers. Instructions on how to transfer self-directed IRAs maintained at the Bank can be obtained from the stock information center. Depositors interested in using funds in a Bank IRA to purchase common stock should contact the stock information center as soon as possible so that the necessary forms may be forwarded, executed and returned prior to the expiration date.

         Federal regulations prohibit the Bank from lending funds or extending credit to any person to purchase the common stock in the reorganization.

         Stock Information Center. The stock information center is located at ^ 129 South Kentucky Avenue, Suite 602, Lakeland, Florida 33801. Its phone number is (941) ^ 802-1356.

         Delivery of Stock Certificates. Certificates representing common stock issued in the offering will be mailed to the persons entitled thereto at the address noted on the order form, as soon as practicable following consummation of the offering. Any certificates returned as undeliverable will be held until claimed by persons legally entitled thereto or otherwise disposed of in accordance with applicable law. Until certificates for the common stock are available and delivered to subscribers, subscribers may not be able to sell the shares of stock for which they subscribed.

Restriction on Sales Activities

         Our directors and executive officers may participate in the solicitation of offers to purchase common stock in jurisdictions where such participation is not prohibited. Other employees of the Bank may participate in the offering in ministerial capacities. Such other employees have been instructed not to solicit offers to purchase common stock or provide advice regarding the purchase of common stock. Questions of prospective purchasers will be directed to executive officers of the Bank or registered representatives of Sandler O'Neill. No officer, director or employee of the Bank will be compensated in connection with such person's solicitations or other participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in the common stock.

Restrictions on Repurchase of Shares

         Generally, during the first year following the reorganization, the Company may not repurchase its shares. During each of the second and third years following the reorganization, the

Company may repurchase up to five percent of the outstanding shares provided they are purchased in open-market transactions. Repurchases must not cause us to become undercapitalized and at least 10 days prior notice of the repurchase must be provided to the OTS. The OTS may disapprove a repurchase program upon a determination that (1) the repurchase program would adversely affect our financial condition, (2) the information submitted is insufficient upon which to base a conclusion as to whether the financial condition would be adversely affected, or (3) a valid business purpose was not demonstrated. In addition, SEC rules also govern the method, time, price, and number of shares of common stock that may be repurchased by the Company and affiliated purchasers. If, in the future, the rules and regulations regarding the repurchase of stock are liberalized, the Company may utilize the rules and regulations then in effect.

Stock Pricing and the Number of Shares to be Offered

         Feldman Financial, which is experienced in the valuation and appraisal of business entities, including savings institutions, has been retained to prepare an appraisal of the estimated pro forma market value of the common stock (the "Independent Valuation"). This independent valuation will express our pro forma market value in terms of an aggregate dollar amount. Feldman Financial will receive fees of $23,500 for its appraisal services, including the independent valuation and subsequent updates, and $5,000 for assistance in preparation of our business plan, plus its reasonable out-of-pocket expenses incurred in connection with the independent valuation and business plan. The Bank has agreed to indemnify Feldman Financial under certain circumstances against liabilities and expenses (including certain legal fees) arising out of or based on any misstatement or untrue statement of a material fact contained in the information supplied by the Bank to Feldman Financial, except where Feldman Financial is determined to have been negligent or failed to exercise due diligence in the preparation of the independent valuation.

         Pursuant to the plan, the number of shares of common stock to be offered in the offering will be based upon the estimated pro forma market value of the common stock and the purchase price of $10.00 per share. The final minority ownership percentage will be determined as follows: ^(1) the numerator will be the product of (x) the number of shares of common stock sold in the offering and (y) the purchase price ($10.00 per share); and ^(2) the denominator will be the updated valuation of our pro forma market value immediately upon conclusion of the offering as determined by Feldman Financial.

         Feldman Financial has determined that as of December ^ 14, 1998, our estimated aggregate pro forma market value was $43.5 million. Pursuant to regulations, this estimate must be included within a range with a minimum of $37.0 million and a maximum of $50.0 million. We have determined to offer shares of common stock in the offering at a price of $10.00 per share. We are offering a maximum of 2,351,175 shares in the offering (subject to adjustment), representing a 47% minority ownership percentage. In determining the offering range, the Board of Directors reviewed Feldman Financial's appraisal and in particular, considered ^(1) the Bank's financial condition and results of operations for the year ended September 30, 1998, ^(2) financial comparisons of the Bank in relation to financial institutions of similar size and asset quality and ^(3) stock market conditions generally and in particular for financial institutions, all of which are set forth in the appraisal. The Board also reviewed the methodology and the assumptions used by Feldman Financial in preparing its appraisal. The number of shares, and the minority ownership interest, are subject to change if the independent valuation changes at the conclusion of the offering.

         The number of shares and price per share of common stock was determined by the Board of Directors based upon the independent valuation. The actual number of shares to be sold in the offering may be increased or decreased prior to the completion of the offering, subject to approval and conditions that may be imposed by the OTS, to reflect any change in our estimated pro forma market value. The total number of shares of common stock that may be sold to persons other than the mutual holding company in the offering may not exceed 49.99% of our issued and outstanding voting stock.

         Depending on market and financial conditions at the time of the completion of the offering, the Bank may increase or decrease the number of shares to be issued in the reorganization and offering. No resolicitation of purchasers will be made and purchasers will not be permitted to modify or cancel their purchase orders unless the change in the number of shares to be issued in the offering results in fewer than 1,737,825 shares or more than 2,351,175 shares being sold in the offering at the purchase price of $10.00, in which event the Bank may also elect to terminate the offering. In the event that the Bank elects to terminate the offering, purchasers will receive a prompt refund of their purchase orders (including termination of withdrawal authorizations), together with interest earned thereon from the date of receipt to the date of termination of the offering. In the event we receive orders for less than 1,737,825 shares, at the discretion of the Board of Directors and subject to approval of the OTS, we may establish a new offering range and resolicit purchasers. In the event of such a resolicitation, purchasers will be permitted to modify or cancel their purchase orders. Any adjustments in our pro forma market value as a result of market and financial conditions or a resolicitation of prospective purchasers would be subject to OTS approval. A resolicitation, if any, following conclusion of the offering would not extend beyond the expiration date, without prior approval of the OTS.

         The independent valuation will be updated at the time of the completion of the offering, and the minority ownership interest may increase or decrease to reflect the changes in market conditions, the estimated pro forma market value of the Bank, or both. If the updated estimate of the pro forma market value of the Bank immediately upon conclusion of the offering changes, there will be a corresponding change to the 4,350,000 shares issued, in the aggregate, to the mutual holding company in the reorganization and sold to subscribers in the offering. For example, if the independent valuation at the conclusion of the offering increases to $50.0 million, or decreases to $37.0 million, then the total number of shares outstanding after the reorganization and offering will be 5,002,500 or 3,697,500, respectively. If the updated independent valuation increases, the Company may increase the number of shares sold in the offering (to up to 2,703,851 shares), and will increase the number of shares issued to the mutual holding company. Subscribers will not be given the opportunity to change or withdraw their orders unless more than 2,351,175 shares or fewer than 1,737,825 shares are sold in the offering. Any adjustment of shares of common stock sold will have a corresponding effect on the estimated net proceeds of the offering and the pro forma capitalization and per share data of the Bank.

         The independent valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing the common stock. In preparing the independent valuation, Feldman Financial has relied upon and assumed the accuracy and completeness of financial and statistical information provided by the Bank. Feldman Financial did not independently verify the financial statements and other information provided by the Bank, nor did Feldman Financial value independently the assets and liabilities of the Bank. The independent valuation considers the Bank only as a going concern and should not be considered as a indication of the liquidation value of the Bank.
Moreover, because such independent valuation is based upon estimates and projections on a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing the common stock will be able to sell such shares at a price equal to or greater than the purchase price.

         No sale of shares of common stock may be consummated unless^ Feldman Financial confirms that, to the best of its knowledge, nothing of a material nature has occurred that, taking into account all relevant factors, would cause Feldman Financial to conclude that the independent valuation is incompatible with its estimate of our pro forma market value at the conclusion of the offering. Any change that would result in an aggregate value that is below $37.0 million or above $50.0 million would be subject to OTS approval. If confirmation from Feldman Financial is not received, the Bank may extend the offering, reopen or commence a new offering, request a new Independent Valuation, establish a new offering range and commence a resolicitation of all purchasers with the approval of the OTS, or take such other action as permitted by the OTS in order to complete the offering.

Plan of Distribution/Marketing Arrangements

         The common stock will be offered in the offering principally by the distribution of this prospectus and through activities conducted at the stock information center. It is expected that a registered representative employed by Sandler O'Neill will be working at, and supervising the operation of, the stock information center. Sandler O'Neill will be responsible for overseeing the mailing of material relating to the offering, responding to questions regarding the reorganization and the offering and processing order forms.

         The Bank and Company have entered into an agency agreement with Sandler O'Neill under which Sandler O'Neill will provide advisory assistance and assist, on a best efforts basis, in the solicitation of subscriptions and purchase orders for the common stock in the offering. Sandler O'Neill is a broker-dealer registered with the National Association of Securities Dealers, Inc. Specifically, Sandler O'Neill will assist in the offering in the following manner: ^(1) assisting in the design and implementation of a marketing strategy for the offering; ^(2) assisting Bank management in scheduling and preparing for meetings with potential investors and broker-dealers; and ^(3) providing such other general advice and assistance as may be requested to promote the successful completion of the offering.

         Sandler O'Neill will receive, as compensation, an advisory and marketing fee of 0.75% of the aggregate amount of stock sold in the Subscription and Community Offerings, excluding shares sold to the Bank's employee benefit plans, any director, officer or employee of the Bank or any members of their immediate families. In the event common stock is sold through licensed brokers under a selected dealers agreement, we will pay the sales commission payable to the selected dealer pursuant to the agreement, any sponsoring dealer's fees and a managing dealer's fee to Sandler O'Neill of 0.75% of the aggregate price of such shares. Sandler O'Neill's fee shall not exceed 0.75% for any shares sold. Sandler O'Neill will also be reimbursed for its legal fees and out-of-pocket expenses, not to exceed $35,000. The Bank has agreed to indemnify Sandler O'Neill, to the extent allowed by law, for reasonable costs and expenses in connection with certain claims or liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Pro Forma Data" for further information regarding expenses of the offering.


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Restrictions on Transferability by Directors and Officers

         Shares of the common stock purchased by directors or officers of the Bank cannot be sold for a period of one year following completion of the reorganization, except for a disposition of shares in the event of the death of the stockholder. Accordingly, shares of the common stock issued to directors and officers will bear a legend restricting their sale. Any shares issued to directors and officers as a stock dividend, stock split, or otherwise with respect to restricted stock will be subject to the same restriction.

         For a period of three years following the reorganization, no director or officer of the Bank or their associates may, without the prior approval of the OTS, purchase our common stock except from a broker or dealer registered with the SEC. This prohibition does not apply to negotiated transactions including more than 1% of our common stock or purchases made for tax qualified or non-tax qualified employee stock benefit plans which may be attributable to individual officers or directors.

Restrictions on Agreements or Understandings Regarding Transfer of Common Stock to be Purchased in the Offering

         Prior to the completion of the reorganization and offering, no depositor may transfer or enter into an agreement or understanding to transfer any subscription rights or the legal or beneficial ownership of the shares of common stock to be purchased by such person in the offering. Depositors who submit an order form will be required to certify that their purchase of common stock is solely for their own account and there is no agreement or understanding regarding the sale or transfer of their shares. We intend to pursue any and all legal and equitable remedies in the event it becomes aware of any such agreement or understanding, and will not honor orders we reasonably believe to involve such an agreement or understanding.

Conditions to the Offering

         Consummation of the offering is subject to ^(1) consummation of the reorganization, which requires the receipt of various approvals from the OTS, the ratification of the Bank's voting ^ depositor and borrower members, and the receipt of rulings and/or opinions of counsel as to the tax consequences of the reorganization, ^(2) the receipt of all required federal approvals for the issuance of common stock in the offering, including without limitation the approval of the OTS, and ^(3) the sale of a minimum of 1,737,825 shares of common stock. In the event that conditions ^(1) and ^(2) are not satisfied prior to completion of the offering, all funds received will be promptly returned with interest at the Bank's passbook rate and all withdrawal authorizations will be canceled.

                  ^ RESTRICTIONS ON ACQUISITION OF THE COMPANY

General

         The following discussion is a summary of statutory and regulatory restrictions on the acquisition of our common stock. In addition, the following discussion summarizes the mutual holding company structure, certain provisions of certificates of incorporation and bylaws and certain regulatory provisions that have an anti-takeover effect.


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Mutual Holding Company Structure

         The mutual holding company structure will restrict the ability of our stockholders of the Company to effect a change of control of management because mutual holding company, as long as it remains in existence as a mutual entity, will control a majority of our voting stock. In addition, voting rights in the mutual holding company are vested in the Board of Directors, as such, management of the Bank (which is also management of the Company and the mutual holding company) will be able to exert voting control over the mutual holding company.

Change in Bank Control Act

         Federal law provides that no person, acting directly or indirectly or through or in concert with one or more other persons, may acquire control of a savings association unless the OTS has been given 60 days prior written notice. Federal law provides that no company may acquire control of a bank holding company without the prior approval of the OTS. Any company that acquires control becomes a "savings and loan holding company" subject to registration, examination and regulation by the OTS. Pursuant to federal regulations, control is conclusively deemed to have occurred when an entity, among other things, has acquired more than 25 percent of any class of voting stock of the institution or the ability to control the election of a majority of the directors of an institution. Moreover, control is presumed to have occurred, subject to rebuttal, upon the acquisition of more than 10 percent of any class of voting stock, or of more than 25 percent of any class of stock, of a savings institution, where certain enumerated control factors are also present in the acquisition. The OTS may prohibit an acquisition of control if: ^(1) it would result in a monopoly or substantially lessen competition; ^(2) the financial condition of the acquiring person might jeopardize the financial stability of the institution; or ^(3) the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or of the public to permit the acquisition of control by such person. The foregoing restrictions do not apply to the acquisition of stock by one or more tax-qualified employee stock benefit plans, provided that the plan or plans do not have beneficial ownership in the aggregate of more than 25 percent of any class of our equity security.

The Company's Charter and Bylaws

         General. Our charter and bylaws are available at our administrative office or by writing or calling us, 205 East Orange Street, Lakeland, Florida 33801 (our telephone number is (941) 688- 6811).

         Classified Board of Directors and Related Provisions. Our board of directors is divided into three classes which are as nearly equal in number as possible. Directors serve for terms of three years. As a result, each year, only one-third of the directors are eligible to be elected and it would take at least two years to elect a majority of our directors. A director may be removed only by the affirmative vote of the holders of at least 80% of the shares then entitled to vote.

         Restrictions on Voting of Securities. The charter provides that any shares of common stock beneficially owned directly or indirectly in excess of 10% by any person, other than the mutual holding company will not be counted as shares entitled to vote, shall not be voted by any person or counted as voting shares in connection with any matter submitted to stockholders for a vote, and shall not be counted as outstanding for purposes of determining a quorum or the affirmative vote necessary to approve any matter submitted to the stockholders for a vote. It is possible for such a person to have voting authority for less than 10% of our shares, depending on how the shares are registered. The purpose of this provision is to reduce the chance that minority stockholders could challenge our management.

         Prohibition Against Cumulative Voting. Our charter prohibits cumulative voting by stockholders in the election of directors. The absence of cumulative voting rights effectively means that the holders of a majority of the shares voted at a meeting of stockholders may, if they so choose, elect all directors elected at the meeting, thus precluding a minority stockholder from obtaining representation on the Board of Directors unless the minority stockholder is able to obtain the support of a majority. In accordance with the law governing mutual holding companies, the mutual holding company must remain the majority holder of our voting stock.

         Additional Anti-Takeover Provisions. The provisions described above are not the only provisions of our charter and bylaws having an anti-takeover effect. For example, the charter authorizes the issuance of up to five million shares of preferred stock, which conceivably would represent an additional class of stock required to approve any proposed acquisition. This preferred stock, none of which has been issued, together with authorized but unissued shares of the common stock (the charter authorizes the issuance of up to 10 million shares of the common stock), also could represent additional capital required to be purchased by the acquiror.

         In addition to discouraging a takeover attempt which a majority of our stockholders might determine to be in their best interest or in which our stockholders might receive a premium over the current market prices for their shares, the effect of these provisions may render the removal of our management more difficult. It is possible that incumbent officers and directors might be able to retain their positions (at least until their term of office expires) even though a majority of our stockholders, other than the mutual holding company, desire a change.

                          DESCRIPTION OF CAPITAL STOCK

         We are authorized to issue 8,000,000 shares of common stock, par value $0.10 per share and 2,000,000 shares of preferred stock, no par value. We currently expect to issue between 3,697,500 and 5,002,500 shares of common stock in the reorganization (between 1,737,825 and 2,351,175 shares to persons other than the mutual holding company). See "Capitalization." Upon payment of the purchase price shares of common stock issued in the offering will be fully paid and non-assessable. The common stock will represent nonwithdrawable capital, will not be an account of insurable type and will not be insured by the FDIC or any other governmental agency. See also "Dividend Policy" and "Waiver of Dividends by the MHC."

Voting Rights

         The holders of common stock will possess exclusive voting rights in the Company. The holder of shares of common stock will be entitled to one vote for each share held on all matters subject to stockholder vote. See also "The Reorganization - Effects of the Reorganization - Voting Rights"

Liquidation Rights

         In the event of any liquidation, dissolution, or winding-up of the Company, the holders of the common stock generally would be entitled to receive, after payment of all debts and liabilities of the Company (including all debts and liabilities of the Bank), all assets of the Company available for distribution. See also "The Reorganization - Effects of the Reorganization - Liquidation Rights."

Preemptive Rights; Redemption

         The holders of the common stock do not have any preemptive rights with respect to any shares we may issue. Any subsequent stock issuance, however, may only be effected through a Stock Issuance Plan approved by the OTS which would grant subscription priorities to the MHC's members unless the Company demonstrates that a non-conforming stock issuance would be more beneficial to the Company. The common stock will not be subject to any redemption provisions.

Preferred Stock

         We are authorized to issue up to 2,000,000 shares of preferred stock and to fix and state voting powers, designations, preferences, or other special rights of such shares and the qualifications, limitations and restrictions of those shares as the Board of Directors may determine in its discretion. Preferred stock may be issued in distinctly designated series, may be convertible into common stock and may rank prior to the common stock as to dividends rights, liquidation preferences, or both, and may have full or limited voting rights. Accordingly, the issuance of preferred stock could adversely affect the voting and other rights of holders of common stock.

         The authorized but unissued shares of preferred stock and the authorized but unissued and unreserved shares of common stock will be available for issuance in future mergers or acquisitions, in future public offerings or private placements. Except as otherwise required to approve the transaction in which the additional authorized shares of preferred stock would be issued, no stockholder approval generally would be required for the issuance of these shares. Depending on the circumstances, however, stockholder approval may be required pursuant to requirements for eligibility for quotation of the common stock on The Nasdaq Stock Market or by any exchange on which the common stock may then be listed.

                             LEGAL AND TAX OPINIONS

         The legality of the issuance of the common stock being offered and certain matters relating to the reorganization and federal taxation will be passed upon for us by Malizia, Spidi, Sloane & Fisch, P.C., Washington, D.C. Certain matters relating to state taxation will be passed upon for us by Hahn, McClurg, Watson, Griffith & Bush, P.A., Lakeland, Florida. Certain legal matters will be passed upon for Sandler O'Neill & Partners, L.P. by Housley Kantarian & Bronstein, P.C., Washington, D.C.

                                     EXPERTS

         The financial statements of First Federal Florida as of September 30, 1998 and 1997 and for each of the years in the three year period ended September 30, 1998 have been included in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

         Feldman Financial has consented to the publication in this document of a summary of its letter to First Federal Florida setting forth its opinion as to the estimated pro forma market value of us in the converted form and its opinion setting forth the value of subscription rights and to the use of its name and statements with respect to it appearing in this document.

                            REGISTRATION REQUIREMENTS

         Our common stock will be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We will be subject to the information, proxy solicitation, insider trading restrictions, tender offer rules, periodic reporting and other requirements of the SEC under the Exchange Act. We may not deregister the common stock under the Exchange Act for a period of at least three years following the reorganization.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

         We are subject to the informational requirements of the Exchange Act and must file reports and other information with the SEC.

         We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the common stock offered in this document. As permitted by the rules and regulations of the SEC, this document does not contain all the information set forth in the registration statement. Such information can be examined without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such material can be obtained from the SEC at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. The SEC also maintains an internet address ("Web site") that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the SEC. The address for this Web site is "http://www.sec.gov." The statements contained in this document as to the contents of any contract or other document filed as an exhibit to the Form S-1 are, of necessity, brief descriptions and are not necessarily complete; each such statement is qualified by reference to such contract or document.

         A copy of our charter and bylaws, as well as those of the Bank and the MHC, are available without charge from First Federal Florida. Copies of the plan of reorganization are also available without charge.

         The Bank has filed notice of mutual holding company reorganization with
the  OTS.  This  prospectus   omits  certain   information   contained  in  that
application.

                          INDEX TO FINANCIAL STATEMENTS

                              First Federal Florida

Independent Auditors' Reports                                           F-1

Statements of Financial Condition at September 30, 1998
     and September 30, 1997                                             F-2

Statements of Earnings for each of the years in the
     three-year period ended September 30, 1998                        ^F-3

Statements of Equity Capital for each of the years in the
     three-year period ended September 30, 1998                        ^F-4

Statements of Cash Flows for each of the years in the
     three-year period ended September 30, 1998                        ^F-5

Notes to Financial Statements                                          ^F-7


Other schedules are omitted as they are not required or are not applicable or the required information is shown in the financial statements or related notes.

Financial statements of FloridaFirst Bancorp, MHC and FloridaFirst Bancorp have not been provided because they have conducted no operations.

                          Independent Auditors' Report



The Board of Directors
First Federal Savings and Loan Association of Florida:


We have audited the accompanying statements of financial condition of First Federal Savings and Loan Association of Florida (the Bank) as of September 30, 1998 and 1997, and the related statements of earnings, equity capital, and cash flows for each of the years in the three-year period ended September 30, 1998. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Federal Savings and Loan Association of Florida at September 30, 1998 and 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 1998 in conformity with generally accepted accounting principles.





Tampa, Florida
October 23, 1998

                         FIRST FEDERAL SAVINGS AND LOAN
                             ASSOCIATION OF FLORIDA

                        Statements of Financial Condition

                           September 30, 1998 and 1997

                                 (In thousands)

                                      Assets                                             1998             1997
                                                                                     --------------   -------------
Cash and amounts due from depository institutions                                  $      1,137           3,272
Federal funds sold                                                                        4,080          18,570
Investments available for sale, at fair value                                            42,225          36,761
Investment securities held to maturity, market value
    $18,524 in 1998 and $37,311 in 1997                                                  18,736          37,811
Loans receivable, net of allowance for loan losses of
    $2,564 and $2,633 in 1998 and 1997, respectively                                    338,610         355,551
Premises and equipment, at cost less accumulated depreciation
    and amortization                                                                      6,845           7,800
Real estate owned                                                                           493             167
Federal Home Loan Bank stock, at cost                                                     2,864           2,864
Accrued interest receivable on loans, net                                                 1,793           1,900
Accrued interest receivable on investments available for sale and
    investments held to maturity                                                            605             793
Income tax receivable                                                                       166             --
Deferred income taxes, net                                                                  936             151
Other assets                                                                                551           1,125
                                                                                     ==============   =============
                                                                                   $    419,041         466,765
                                                                                     ==============   =============

                          Liabilities and Equity Capital

Liabilities:
    Deposits                                                                       $    352,180         429,714
    Federal Home Loan Bank advances                                                      21,000             --
    Advance payments by borrowers for taxes and insurance                                 1,971           2,004
    Due to banks                                                                          4,569             483
    Current income tax payable                                                              --              364
    Other liabilities                                                                     3,214             612
                                                                                     --------------   -------------
                    Total liabilities                                                   382,934         433,177
                                                                                     --------------   -------------
Equity capital:
    Retained income, restricted                                                          35,887          33,502
    Unrealized gain on investments available for sale, net                                  220              86
                                                                                     --------------   -------------
                    Total equity capital                                                 36,107          33,588
                                                                                     ==============   =============
                                                                                   $    419,041         466,765
                                                                                     ==============   =============

See accompanying notes to financial statements.

                         FIRST FEDERAL SAVINGS AND LOAN
                             ASSOCIATION OF FLORIDA

                             Statements of Earnings

                 Years Ended September 30, 1998, 1997 and 1996

^


                                                                        Years ended September 30,
                                                                               (In thousands)
                                                                 1998               1997              1996
                                                           ----------------- ------------------ ---------------
Interest income:
  Interest and fees on loans..............................      $ 26,992             27,655            23,346
  Interest and dividends on investment securities
    available for sale and held to maturity...............         3,906              5,513             7,617
  Other interest income...................................         9,994                622               731
                                                                  ------             ------            ------
     Total interest income................................        31,892             33,790            31,694
                                                                  ------             ------            ------
Interest expense:
  Interest on deposits....................................        18,831             19,702            18,961
  Interest on Federal Home Loan Bank advances.............           135                 --                --
                                                                  ------             ------            ------
     Total interest expense...............................        18,966             19,702            18,961
                                                                  ------             ------            ------
     Net interest income before loan loss provision.......        12,521             13,771            12,133
Provision for loan losses.................................           405                317               600
                                                                  ------             ------            ------
     Net interest income..................................        12,521             13,771            12,133
                                                                  ------             ------            ------
Other income:
  Fees and service charges................................         1,607              1,455             1,301
  Gain (loss) on sale of loans and investments available             117                114               170
for sale..................................................
  Gain on sale of branches................................         3,016                 --                --
  Other, net..............................................           221                  6                75
                                                                   -----             ------            ------
     Total other income...................................         4,961              1,575             1,546
                                                                   -----              -----             -----
Other expenses:
  Compensation and employee benefits......................         6,323              5,863             5,288
  Other compensation and employee benefits................         2,085                 --                --
  Occupancy and equipment costs...........................         1,818              1,646             1,453
  Marketing...............................................           495                488               471
  Data processing costs...................................           558                479               443
  Federal insurance premiums..............................           338                456             1,003
  Savings Association Insurance Fund special assessment...            --                 --             2,513
  Real estate operations, net.............................           180                 22                39
  Other...................................................         2,149              2,566             2,172
                                                                  ------             ------            ------
     Total other expenses.................................        13,946             11,520            13,382
                                                                  ------             ------            ------
     Income before income taxes...........................         3,536              3,826               297
Income tax expense........................................         1,151              1,299                44
                                                                  ======             ======            ======
     Net income...........................................       $ 2,385              2,527               253
                                                                  ======             ======            ======


^

                         FIRST FEDERAL SAVINGS AND LOAN
                             ASSOCIATION OF FLORIDA

                          Statements of Equity Capital

                  Years ended September 30, 1998, 1997 and 1996

                                 (In thousands)

                                                                                       Unrealized
                                                                                       gain (loss) on
                                                                                       investments         Total
                                                                    Retained           available           equity
                                                                     income            for sale            capital
                                                                 ---------------     --------------     --------------

Balance at September 30, 1995                                 $       30,722                 52             30,774

Net income for the year ended September 30, 1996                         253                 --                253

Change in unrealized gain on investments
    available for sale, net                                               --               (458)              (458)
                                                                 ---------------     --------------     --------------
Balance at September 30, 1996                                         30,975               (406)            30,569

Net income for the year ended September 30, 1997                       2,527                 --              2,527

Change in unrealized gain on investments
    available for sale, net                                               --                492                492
                                                                 ---------------     --------------     --------------
Balance at September 30, 1997                                         33,502                 86             33,588

Net income for the year ended September 30, 1998                       2,385                 --              2,385

Change in unrealized gain on investments
    available for sale, net                                               --                134                134
                                                                 ===============     ==============     ==============
Balance at September 30, 1998                                 $       35,887                220             36,107
                                                                 ===============     ==============     ==============

See accompanying notes to financial statements.

                         FIRST FEDERAL SAVINGS AND LOAN
                             ASSOCIATION OF FLORIDA

                            Statements of Cash Flows

                           September 30, 1998 and 1997

                                 (In thousands)

                                                                                     1998        1997        1996
                                                                                  ----------  ----------  ----------
Cash flows from operating activities:
  Net income                                                                          $  2,385       2,527         253
  Adjustments to reconcile net income to net cash provided by operating activities:
    Provision for loan losses                                                              405         317         600
    Provision for loss on real estate owned                                                 18           6          80
    Provision for deferred income taxes                                                   (864)        588        (939)
    Depreciation                                                                           632         478         399
    Amortization of discount on investments and mortgage-backed securities
      available for sale and held to maturity                                               (9)        (16)        (75)
    (Gain) loss on sale of investments and mortgage-backed securities
      available for sale                                                                  (117)         35        (170)
    Gain on sale of loans available for sale                                              --          (149)       --
    Gain on sale of investments held to maturity                                          --          --            (2)
    Gain on sale of branches                                                            (3,016)       --          --
    Loss (gain) on sale of assets, net                                                     123          30         (92)
    Decrease (increase) in deferred loan fees and costs                                    (10)        (48)         88
    Decrease (increase) in accrued interest receivable                                     295         (44)        201
    Increase in other assets                                                               574         (99)       (190)
    (Decrease) increase in other liabilities                                             2,602      (2,578)      2,379
    Increase (decrease) in advance payments by borrowers for taxes and insurance           (33)        189         404
    Decrease (increase) in federal income tax receivable                                  (530)        440         (58)
                                                                                      --------    --------    --------
             Net cash provided by operating activities                                   2,455       1,676       2,878
                                                                                      --------    --------    --------

Cash flows from investing activities:
  Proceeds from the sale of FHLB stock                                                    --         1,123        --
  Proceeds from the sale of loans available for sale                                      --         9,927        --
  Proceeds from sales of investments available for sale                                  3,386      10,965      21,714
  Proceeds from the sale of investments held to maturity                                  --          --         4,002
  Proceeds from the maturity of investment securities available for sale                24,131       8,000      11,503
  Proceeds from the maturity of investment securities held to maturity                  19,000       7,000      22,350
  Proceeds from the sale of assets                                                       1,824         313         897
  Principal repayments of mortgage-backed securities available for sale                  1,413       1,054       1,985
  Principal repayments of mortgage-backed securities held to maturity                     --          --           765
  Increase in loans, net                                                               (30,299)    (44,726)    (62,067)
  Purchases of premises and equipment                                                     (434)     (1,862)       (558)
  Purchase of investments available for sale                                           (33,981)       (990)    (23,003)
  Cash transferred in connection with sale of branches, net                            (10,186)       --          --
  Purchases of investment securities held to maturity                                     --          --        (1,000)
  Dividends reinvested in mutual fund                                                     --          --          (402)
                                                                                      --------    --------    --------
             Net cash used in investing activities                                     (25,146)     (9,196)    (23,814)
                                                                                      --------    --------    --------

Cash flows from financing activities:
  Net increase in deposits                                                             (19,020)     25,530       6,590
  Net increase in FHLB advances                                                         21,000        --          --
  Net increase (decrease) in due to banks                                                4,086         (53)         10
                                                                                      --------    --------    --------
             Net cash provided by financing activities                                   6,066      25,477       6,600
                                                                                      --------    --------    --------
             Net increase (decrease) in cash                                           (16,625)     17,957     (14,336)

Cash amounts due from depository institutions and cash equivalents
  at beginning of period                                                                21,842       3,885      18,221
                                                                                      --------    --------    --------
Cash amounts due from depository institutions and cash equivalents
  at end of period                                                                    $  5,217      21,842       3,885
                                                                                      ========    ========    ========

                                                                     (Continued)
                                       F-5

                         FIRST FEDERAL SAVINGS AND LOAN
                             ASSOCIATION OF FLORIDA

                       Statements of Cash Flows, Continued

                           September 30, 1998 and 1997

                                 (In thousands)

                                                                                1998      1997     1997
                                                                               -------   ------   -------

Supplemental disclosure of cash flow information -
  Cash paid during the year for:
     Interest                                                                  $18,971   19,677    18,969
                                                                               =======   ======   =======
     Taxes                                                                     $ 2,557      270     1,034
                                                                               =======   ======   =======

Supplemental disclosure of non-cash information:
  Additions to investment in real estate acquired through foreclosure          $ 2,238      456       727
                                                                               =======   ======   =======
  Change in unrealized gain (loss) on investments available for sale, net of
     deferred taxes of $79, $(289) and $269, respectively                      $   134      492      (458)
                                                                               =======   ======   =======
  Net assets transferred in connection with branch sale:
     Loans receivable                                                          $44,607     --        --
     Premises and equipment                                                        705     --        --
     Deposits                                                                   55,498     --        --
                                                                               =======   ======   =======
  Transfer of investments and mortgage-backed securities from
     held to maturity to available for sale                                    $  --       --      39,167
                                                                               =======   ======   =======
  Transfer of loans from held to maturity to available for sale                $  --       --       9,778
                                                                               =======   ======   =======

                                       F-6

                         FIRST FEDERAL SAVINGS AND LOAN
                             ASSOCIATION OF FLORIDA

                          Notes to Financial Statements

                           September 30, 1998 and 1997


(1)  Summary of Significant Accounting Policies

     The following is a description of significant accounting and reporting policies which First Federal Savings and Loan Association of Florida (the "Bank") follows in preparing and presenting its financial statements:

     (a) Reorganization Plan

          On September 28, 1998, the Board of Directors of the Bank unanimously adopted the "Plan of Mutual Holding Company Reorganization and Stock Issuance" (Reorganization). Pursuant to the Reorganization, the Bank will reorganize from a federal mutual savings and loans association into a federally chartered capital stock savings bank. All of the stock of the capital stock bank will be owned by a "mid-tier" holding company. A majority of the shares of stock of the "mid-tier" holding company will be owned by a mutual holding company, and a minority of shares will be issued to minority shareholders in a public offering. The Reorganization must be approved by the Office of Thrift Supervision and by depositors and borrower members of the Bank. There are no assurances that the above transaction will be consummated.

          The Bank, in conjunction with the reorganization plan and the initial public offering, has revised its accounting policies used in preparing its financial statements in accordance with generally accepted accounting principles. Management believes the financial statements of the Bank as presented are in accordance with generally accepted accounting principles on a consistent basis for all periods presented.

     (b)  Accounting Principles

          The financial statements have been prepared in conformity with generally accepted accounting principles.

     (c)  Mortgage Loan Interest Income

          The Bank provides an allowance for uncollected interest generally on all accrued interest related to loans 90 days or more delinquent. This allowance is netted against accrued interest receivable for financial statement disclosure. Such interest, if ultimately collected, is credited to income in the period of recovery.

     (d)  Loan Fees

          Loan origination and commitment fees and certain related costs are deferred and amortized over the estimated loan life as an adjustment to yield using methods which approximate the level-yield method. For loans on non-accrual, such amortization is ceased.

     (e)  Loans and Provisions for Losses

          Loans are stated at unpaid principal balances, less loans in process, the allowances for loan losses, unearned interest, and net deferred loan origination fees.

          The Bank follows a consistent procedural discipline and accounts for loan loss contingencies in accordance with Statement of Financial Accounting Standards No. 5, Accounting for Contingencies (SFAS No. 5). The following is a description of how each portion of the allowance for loan losses is determined.

                                                                     (Continued)

                         FIRST FEDERAL SAVINGS AND LOAN
                             ASSOCIATION OF FLORIDA

                          Notes to Financial Statements

                           September 30, 1998 and 1997



              The Bank segregates the loan portfolio for loan loss purposes into the following broad segments: commercial real estate, residential real estate, and consumer. The Bank provides for a general allowance for losses inherent in the portfolio by the above
              categories,  which  consists  of  two  components.   General  loss
              percentages are calculated based upon historical analyses. A supplemental portion of the allowance is calculated for inherent losses which probably exist as of the evaluation date even though they might not have been identified by the more objective processes used. This is due to the risk of error and/or inherent imprecision in the process. This portion of the allowance is particularly subjective and requires judgments based on qualitative factors which do not lend themselves to exact mathematical calculations such as: trends in delinquencies and nonaccruals; migration trends in the portfolio; trends in volume, terms, and portfolio mix; new credit products and/or changes in the geographic distribution of those products; changes in lending policies and procedures; loan review reports on the efficacy of the risk identification process; changes in the outlook for local, regional and national economic conditions; concentrations of credit; and peer group comparison.

              Specific allowances are provided in the event that the specific collateral analysis on each classified loan indicates that the probable loss upon liquidation of collateral would be in excess of the general percentage allocation. The provision for loan loss is debited or credited in order to state the allowance for loan losses to the required level as determined above.

              The Bank considers a loan to be impaired when it is probable that the Bank will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the loan agreement. When a loan is impaired, the Bank may measure impairment based on (a) the present value of the expected future cash flows of the impaired loan discounted at the loan's original effective interest rate; (b) the observable market price of the impaired loans; or (c) the fair value of the collateral of a collateral-dependent loan. The Bank selects the measurement method on a loan-by-loan basis, except for collateral-dependent loans for which foreclosure is probable must be measured at the fair value of the collateral. In a troubled debt restructuring involving a restructured loan, the Bank measures impairment by discounting the total expected future cash flows at the loan's original effective rate of interest.

       (e)    Investment Securities and Mortgage-Backed Securities

              Investments available for sale are recorded at fair value. Both unrealized gains and losses on investments available for sale, net of taxes, are included as a separate component of equity capital in the statement of financial condition until these gains or losses are realized. If a security has a decline in fair value that is other than temporary, then the security will be written down to its fair value by recording a loss in the statements of earnings.

                                                                     (Continued)

                         FIRST FEDERAL SAVINGS AND LOAN
                             ASSOCIATION OF FLORIDA

                          Notes to Financial Statements

                           September 30, 1998 and 1997



              Investments that management has the intent and the Bank has the ability at the time of purchase to hold until maturity are classified as securities held to maturity. Securities in this category are carried at amortized cost adjusted for accretion of discounts and amortization of premiums over the estimated life of the securities. If a security has a decline in fair value below its amortized cost that is other than temporary, then the security will be written down to its new cost basis by recording a loss in the statements of earnings.

              Regulations require the Bank to maintain, in cash and U.S. Government and other approved securities, an amount equal to 5% of deposits (net of loans on deposits) plus short-term borrowings. The Bank maintained a liquidity ratio of approximately 9.6% and 13.4% at September 30, 1998 and 1997, respectively.

              Capital stock in the Federal Home Loan Bank of Atlanta is held in accordance with certain requirements of the Federal Home Loan Bank of Atlanta, and is carried at cost and serves as collateral for FHLB advances.

       (f)    Loans Held For Sale

              Loans originated and held for sale by the Bank are carried at the lower of cost or market using the specific identification method. Gains and losses on the sale of such loans are recognized using the specific identification method.

       (g)    Real Estate Owned

              Real estate owned represents real estate acquired through foreclosure or deed in lieu of foreclosure. Real estate so acquired is recorded at the lower of cost (principal balance of the former mortgage loan) or estimated fair value, less estimated selling expenses.

       (h)    Premises and Equipment

              Depreciation of office properties and equipment is accumulated on a straight-line basis over the estimated useful lives of the related assets. Estimated lives are 10 to 50 years for buildings and leasehold improvements, and 4 to 10 years for furniture, fixtures and equipment.

              Maintenance and repairs are charged to expense as incurred. Expenditures for renewals and betterments generally are capitalized. The costs and accumulated depreciation relating to office properties and equipment retired or otherwise disposed of are eliminated from the accounts, and any resulting gains and losses are credited or charged to income.

                                                                     (Continued)

                         FIRST FEDERAL SAVINGS AND LOAN
                             ASSOCIATION OF FLORIDA

                          Notes to Financial Statements

                           September 30, 1998 and 1997



       (i)    Income Taxes

              Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

       (j)    Discount and Premium on Investment Securities Purchased

              Discount and premium on investment securities purchased are amortized over the estimated remaining lives of the loans using methods which approximate the level-yield method.

       (k)    Financial Instruments With Off-Balance Sheet Risk

              In the ordinary course of business, the Bank is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit at both fixed and variable rates and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized, if any, in the balance sheet. The Bank's exposure to credit loss for commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

              Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bank evaluates each customer's credit worthiness on a case-by-case basis.

              Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

       (l)    Cash and Cash Equivalents

              For statements of cash flows purposes, the Bank considers federal funds sold, generally of one day duration, to be cash equivalents.

                                                                     (Continued)

                         FIRST FEDERAL SAVINGS AND LOAN
                             ASSOCIATION OF FLORIDA

                          Notes to Financial Statements

                           September 30, 1998 and 1997



       (m)    Mortgage Servicing Rights

              The Bank originates mortgage servicing rights by selling loans and retaining servicing rights. In May 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 122, Accounting for Mortgage Servicing Rights ("SFAS No. 122"). This Statement provides guidance for the recognition of mortgage servicing rights as an asset when a mortgage loan is sold and servicing rights are retained. The Bank adopted SFAS No. 122 effective October 1, 1996. The results of this adoption were material to the Bank.

       (n)    Use of Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Estimates by management that are critical to the accompanying financial statements are the appropriate level of allowance for loan losses which can be significantly impacted by future industry, market and economic trends and conditions. Actual results could differ from these estimates.

       (o)    Self-Insurance

              The Bank is partially self-insured for certain employee benefits, namely medical and dental claims. The policies are administrated through an insurance company and the related liabilities are included in the accompanying financial statements. The Bank's policy is to accrue a liability equal to the average claims paid for the past three years. The accrual is based on historical information along with certain assumptions about future events. Changes in assumptions, for such matters as medical and administrative costs, and changes in actual experience could cause these estimates to change in the future.

       (p)    Reclassifications

              Certain amounts in the 1997 and 1996 financial statements have been reclassified to conform to the 1998 presentation.

       (q)    Derivative Instruments

              The Bank does not purchase, sell or enter into derivative financial instruments or derivative commodity instruments as defined by SFAS No. 119, Disclosures About Derivative Financial Instruments and Fair Value of Financial Instruments, other than fixed rate loan commitments.

                                                                     (Continued)

                         FIRST FEDERAL SAVINGS AND LOAN
                             ASSOCIATION OF FLORIDA

                          Notes to Financial Statements

                           September 30, 1998 and 1997



       (r)    New Accounting Pronouncements

              SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Under SFAS No. 130, comprehensive income is divided into net income and other comprehensive income. Other comprehensive income includes items previously recorded directly in equity, such as unrealized gains or losses on securities available for sale. SFAS No. 130 has not been adopted by the Bank as of this date, but will apply the provisions of this statement commencing with the first quarterly reporting period after September 30, 1998. Comparative financial statements, provided for earlier periods once quarterly periods begin, will be reclassified to reflect the application of the provisions of SFAS No. 130. SFAS No. 130 requires total comprehensive income and its components to be reported in a financial statement with equal prominence as other financial statements.

              In June 1997, the FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, which changes the way public companies report information about segments of their business and requires them to report selected segment information in their quarterly reports issued to stockholders. Among other things, SFAS No. 131 requires public companies to report (a) certain financial and descriptive information about its reportable operating segments (as defined); and (b) certain enterprise-wide financial information about products and services, geographic areas, and major customers. The required segment financial disclosures include a measure of profit or loss, certain specific revenue and expense items, and total assets. SFAS No. 131 is effective for reporting by the Bank to the extent such segments are defined, beginning with the quarter ended December 31, 1998. SFAS No. 131 is not expected to have a significant impact on the Bank's financial reporting.

              In February 1998, the FASB issued SFAS No. 132, Employers Disclosures About Pensions and Other Postretirement Benefits. SFAS No. 132 revised employers' disclosures about pension and other postretirement benefits plans. It does not change the measurement of recognition of those plans. It standardized the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information in changes in the benefit obligations and fair value of plan assets that will facilitate financial analysis, and eliminates certain required disclosures of previous accounting pronouncements. SFAS No. 132 is effective for fiscal years beginning after December 15, 1997. Restatement of disclosures for earlier periods provided for comparative purposes is required unless the information is not readily available. As SFAS No. 132 affects disclosure requirements, it is not expected to have a material impact on the financial statements of the Bank.

                                                                     (Continued)

                         FIRST FEDERAL SAVINGS AND LOAN
                             ASSOCIATION OF FLORIDA

                          Notes to Financial Statements

                           September 30, 1998 and 1997



              In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Initial application of this Statement should be as of the beginning of an entity's fiscal quarter; on that date, hedging relationships must be designated anew and documented pursuant to the provisions of SFAS No. 133. Earlier application of all of the provisions of SFAS No. 133 is encouraged, but it is permitted only as of the beginning of any fiscal quarter that begins after issuance of this Statement. This Statement should not be applied retroactively to financial statements of prior periods. SFAS No. 133 is not expected to have a material impact on the Bank's financial statement presentations.


(2)    Investments Available For Sale

       The amortized cost and estimated fair values of investments available for sale are as follows:

                                                                              1998
                                                                         (In thousands)
                                               --------------------------------------------------------------------
                                                                     Gross             Gross
                                                 Amortized        unrealized         unrealized          Fair
                                                   cost              gains             losses            value
                                               --------------     ------------      -------------    --------------
          Obligations of U.S.
              Governmental agencies         $       24,426              285               --             24,711
          Collateralized Mortgage
              Obligations                            3,185               44               --              3,229
          Mortgage-backed securities                14,265               31              (11)            14,285
                                               ==============     ============      =============    ==============

                                            $       41,876              360              (11)            42,225
                                               ==============     ============      =============    ==============

                                                                     (Continued)

                         FIRST FEDERAL SAVINGS AND LOAN
                             ASSOCIATION OF FLORIDA

                          Notes to Financial Statements

                           September 30, 1998 and 1997


                                                                              1997
                                                                         (In thousands)
                                               --------------------------------------------------------------------
                                                                     Gross             Gross
                                                 Amortized        unrealized         unrealized          Fair
                                                   cost              gains             losses            value
                                               --------------     ------------      -------------    --------------
          Obligations of U.S.
              Governmental agencies         $       31,158              136              (168)           31,126
          Mortgage-backed securities                 5,467              186               (18)            5,635
                                               ==============     ============      =============    ==============

                                            $       36,625              322              (186)           36,761
                                               ==============     ============      =============    ==============

       The following table shows the maturity distribution of the investments available for sale portfolio at amortized cost and fair value at September 30, 1998:

                                                                                    Amortized        Fair
                                                                                      cost           value
                                                                                  --------------  ------------

                                                                                          (In thousands)

            Due after one year through five years                              $      17,349          17,500
            Due after five years through ten years                                     7,077           7,211
            Due after ten years                                                        3,185           3,228
                                                                                  --------------  ------------

                                                                                      27,611          27,939

            Mortgage-backed securities                                                14,265          14,286
                                                                                  --------------  ------------

                                                                               $      41,876          42,225
                                                                                  ==============  ============

       Proceeds from sales of investments available for sale during the year ended September 30, 1998, 1997 and 1996 were $3.4 million, $11 million and $21.7 million, respectively. Gross gains of $135,672 and gross losses of $31,694 were realized on those sales during 1998. Gross gains of $313 and gross losses of $34,964 were realized on those sales during 1997. Gross gains of $182,003 and gross losses of $11,831 were realized on those sales during 1996.

       Mortgage-backed securities available for sale aggregating $1.0 million and $896,820, with a fair value of $1.0 million and $932,592, were pledged as collateral to secure public funds at September 30, 1998 and 1997, respectively.

                                                                     (Continued)

                         FIRST FEDERAL SAVINGS AND LOAN
                             ASSOCIATION OF FLORIDA

                          Notes to Financial Statements

                           September 30, 1998 and 1997



(3)    Investment Securities Held to Maturity

       The amortized cost and estimated fair values of investment securities held to maturity are as follows:

                                                                              1998
                                                                         (In thousands)
                                               --------------------------------------------------------------------
                                                                     Gross             Gross
                                                 Amortized        unrealized         unrealized          Fair
                                                   cost              gains             losses            value
                                               --------------     ------------      -------------    --------------
          Obligations of U.S.
              Governmental agencies         $         8,998               11              (40)           8,969
          Collateralized Mortgage
              Obligations                             9,738               40             (223)           9,555
                                               ==============     ============      =============    ==============

                                            $        18,736               51             (263)          18,524
                                               ==============     ============      =============    ==============


                                                                              1997
                                                                         (In thousands)
                                               --------------------------------------------------------------------
                                                                     Gross             Gross
                                                 Amortized        unrealized         unrealized          Fair
                                                   cost              gains             losses            value
                                               --------------     ------------      -------------    --------------
          Obligations of U.S.
              Governmental agencies         $       27,993             15                (255)           27,753
          Collateralized Mortgage
              Obligations                            9,818             28                (288)            9,558
                                               ==============     ============      =============    ==============

                                            $       37,811             43                (543)           37,311
                                               ==============     ============      =============    ==============

       Proceeds from the sale of investments held to maturity, within 90 days of the date the investment matured or became callable, during the year ended September 30, 1996 were $4,002,344. Gross gains of $3,906 and gross losses of $1,562 were realized on those sales during 1996.

       The collateralized mortgage obligations ("CMOs") have both a principal and interest component and have predominately variable rates of return. The weighted average rates at September 30, 1998, 1997 and 1996 were 5.80%, 5.94% and 5.93%, respectively.

                                                                     (Continued)

                         FIRST FEDERAL SAVINGS AND LOAN
                             ASSOCIATION OF FLORIDA

                          Notes to Financial Statements

                           September 30, 1998 and 1997



       On November 15, 1995, the FASB issued Special Report No. 115-B, A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities (the Special Report). Pursuant to the Special Report, the Bank was permitted to conduct a one-time reassessment of the classifications of all securities held at that time. Any reclassifications from the held to maturity category made in conjunction with that reassessment would not call into question a bank's intent to hold other debt securities to maturity in the future.

       The Bank's investment in obligations of U.S. Government agencies include step-up and floating interest rate bonds. The step-up bonds have a carrying value of $4.0 million and $9.0 million at September 30, 1998 and 1997, respectively, and pay interest on a predetermined schedule of escalating rates. These step-up bonds have an estimated fair value of approximately $4.01 million and $9.0 million at September 30, 1998 and 1997, respectively. The floating interest rate bonds have a carrying value of $5.0 million and $16.0 million at September 30, 1998 and 1997, respectively, and pay interest on a variable basis depending on relevant market rates. These floating interest rate bonds have an estimated fair value of approximately $5.0 million and $15.8 million at September 30, 1998 and 1997, respectively. The Bank purchased these bonds to offset its risk related to its portfolio of adjustable and fixed rate mortgages and these bonds subject the Bank to a certain degree of market risk as these rates change with prevailing market interest rates.

       The amortized cost and estimated fair value of investment securities held to maturity at September 30, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                              Amortized       Estimated
                                                                                cost          fair value
                                                                            --------------  --------------
                                                                                     (In thousands)

            Due in one year or less                                      $       4,999          5,009
            Due after one year through five years                                3,999          3,960
            Due after five years through ten years                               3,499          3,442
            Due after ten years                                                  6,239          6,113
                                                                            --------------  --------------

                                                                         $      18,736         18,524
                                                                            ==============  ==============

                                                                     (Continued)

                         FIRST FEDERAL SAVINGS AND LOAN
                             ASSOCIATION OF FLORIDA

                          Notes to Financial Statements

                           September 30, 1998 and 1997



(4)    Loans Receivable, Net

       Loans receivable at September 30, 1998 and 1997 consist of the following:

                                                                                1998               1997
                                                                            --------------     -------------
                                                                                       (In thousands)
              Loans secured by first mortgages on real estate:
                 Residential:
                    Permanent                                               $      244,667         256,742
                    Construction                                                    27,311          22,350
                 Multi-family                                                        4,464           4,154
                 Commercial real estate                                             16,132          12,064
                 Land                                                                6,796           6,153
                                                                            --------------     -------------

                    Total first mortgage loans                                     299,370         301,463
                                                                            --------------     -------------

              Other loans:
                 Consumer loans                                                     57,891          69,229
                 Other loans                                                         1,085             218
                                                                            --------------     -------------

                    Total other loans                                               58,976          69,447
                                                                            --------------     -------------

                    Total loans                                                    358,346         370,910

              Deferred loan costs (fees), net                                          (18)             (8)
              Unearned interest on installment loans                                  (141)           (129)
              Allowance for loan losses                                             (2,564)         (2,633)
              Loans in process                                                     (17,013)        (12,589)
                                                                            --------------     -------------

                                                                            $      338,610         355,551
                                                                            ==============     =============
              Weighted average yield on total loans
                 at dates indicated                                                   7.91%           8.07%
                                                                            ==============     =============

                                                                     (Continued)

                         FIRST FEDERAL SAVINGS AND LOAN
                             ASSOCIATION OF FLORIDA

                          Notes to Financial Statements

                           September 30, 1998 and 1997



       The activity in the allowance for loan losses was as follows:

                                                                                       (In thousands)
                Balance at September 30, 1995                                        $      1,902
                   Provision for losses                                                       600
                   Charge offs                                                               (119)
                   Recoveries                                                                   2
                                                                                        -------------

                Balance at September 30, 1996                                               2,385
                   Provision for losses                                                       317
                   Charge offs                                                                (69)
                   Recoveries                                                                  --
                                                                                        -------------

                Balance at September 30, 1997                                               2,633
                   Provision for losses                                                       405
                   Charge offs                                                               (474)
                   Recoveries                                                                  --
                                                                                        -------------

                Balance at September 30, 1998                                        $      2,564
                                                                                        =============

       Outstanding mortgage loan commitments amounted to approximately $2.1 million and $2.0 million for fixed rate loans, and $540,400 and $1.7 million for variable rate loans at September 30, 1998 and 1997, respectively, with terms generally of 30 days. There were no letters of credit outstanding at September 30, 1998 and 1997. Furthermore, the Bank was servicing approximately $23.3 million, $16.1 million and $9.7 million in loans for the benefit of others in 1998, 1997 and 1996, respectively. The Bank holds custodial escrow deposits for these serviced loans totaling approximately $57,000 and $70,000 at September 30, 1998 and 1997, respectively.

       Loan customers of the Bank include certain executive officers and directors and their related interests and associates. All loans to this group were made in the ordinary course of business at prevailing terms and conditions. As of September 30, 1998, these loans amounted to approximately $34,000.

       The Bank's loan portfolio is predominantly secured by residential first mortgages of property located in Central Florida.

       Impaired loans amounted to $1.1 million, $1.9 million and $1.1 million at September 30, 1998, 1997 and 1996, respectively, and have been recognized in conformity with FASB Statement No. 114, as amended by FASB Statement No. 118. The average recorded investment in impaired loans during 1998, 1997 and 1996 was approximately $1.9 million, $1.9 million and $1.2 million, respectively. The allowance for loan losses related to loans at September 30, 1998, 1997, and 1996 was $224,000, $380,000, and
       $216,000, respectively. Interest income on impaired loans of approximately $96,000, $167,000 and $220,000 was recognized for cash payments received in 1998, 1997 and 1996, respectively.


                                                                     (Continued)

                         FIRST FEDERAL SAVINGS AND LOAN
                             ASSOCIATION OF FLORIDA

                          Notes to Financial Statements

                           September 30, 1998 and 1997



(5)    Premises and Equipment

       Premises and equipment at September 30, 1998 and 1997 consists of the following:

                                                                                1998            1997
                                                                             -----------     -----------
                                                                                     (In thousands)

              Land                                                        $     1,887            2,142
              Buildings and leasehold improvements                              7,054            7,589
              Furniture, fixtures and equipment                                 3,703            3,583
                                                                             -----------     -----------

                                                                               12,644            13,314
              Less accumulated depreciation and amortization                   (5,799)           (5,514)
                                                                             -----------     -----------

                                                                          $     6,845            7,800
                                                                             ===========     ===========

       The Bank conducts a portion of its operations from leased facilities and leases certain equipment under operating leases. As of September 30, 1998, the Bank was committed to noncancelable operating leases with the following minimum lease payments:

                                                             Minimum
                                 Year ended                   lease
                                September 30,               payments
                            ----------------------        --------------

                                                          (In thousands)

                                    1999               $        112
                                    2000                         86
                                    2001                         70
                                    2002                         69
                                                          --------------

                                                       $        337
                                                          ==============

       Rent expense under all operating leases was approximately $296,000, $152,000 and $173,000 for the years ended September 30, 1998, 1997 and 1996, respectively.


                                                                     (Continued)

                         FIRST FEDERAL SAVINGS AND LOAN
                             ASSOCIATION OF FLORIDA

                          Notes to Financial Statements

                           September 30, 1998 and 1997



(6)    Deposits

       A summary of deposits by interest rates at September 30, 1998 and 1997 follows:

                                                                       Weighted                        Weighted
                                                                        average                         average
                                                                       interest                        interest
                                                         1998            rate           1997             rate
                                                    ---------------   -----------  --------------     ------------

                                                     (In thousands)                     (In thousands)

           Noninterest-bearing checking          $       10,492              0%         10,529               0%
           Interest-bearing checking                     24,456           1.94%         24,149            2.46%
           Savings accounts                              37,758           1.77%         47,354            2.50%
           Money market accounts                         18,092           3.99%         14,686            3.53%
           Certificate accounts:
              2.00% - 2.99%                                  --                          1,958
              4.00% - 4.99%                              31,676                          7,335
              5.00% - 5.99%                             166,610                        228,331
              6.00% - 6.99%                              63,096                         92,676
              7.00% - 7.99%                                  --                          2,696
                                                    ---------------                --------------

                 Total certificates                     261,382           5.52%        332,996            5.23%
                                                    ---------------
                                                                                   ==============

                 Total deposits                  $      352,180           4.63%        429,714            4.88%
                                                    ===============                ==============

       Certificates of deposit issued in amounts of $100,000 or more totaled approximately $45.7 million and $57.5 million at September 30, 1998 and 1997, respectively.

       Interest on deposits at September 30, 1998 and 1997 is summarized as follows:

                                                                           1998            1997           1996
                                                                         ----------     ----------     ----------

                                                                                      (In thousands)
         Interest on interest-bearing checking and
             money market accounts                                    $     1,051           958            872
         Interest on savings and certificate accounts                      17,868        18,841         18,174
         Less early withdrawal penalties                                      (88)          (97)           (85)
                                                                         ----------     ----------     ----------

                                                                      $    18,831        19,702         18,961
                                                                         ==========     ==========     ==========

                                                                     (Continued)

                         FIRST FEDERAL SAVINGS AND LOAN
                             ASSOCIATION OF FLORIDA

                          Notes to Financial Statements

                           September 30, 1998 and 1997



       A summary of certificate accounts by year of scheduled maturity at September 30, 1998 and 1997 follows:

                 Year ended
               September 30,            1998                1997
               -------------        --------------       ------------

                                             (In thousands)

                    1998         $           --             221,586
                    1999                165,547              49,946
                    2000                 54,045              30,166
                    2001                 11,715               8,827
                    2002                 21,527              22,471
                    2003                  8,548                  --
                                    ==============       ============

                                 $      261,382             332,996
                                    ==============       ============


(7)    Advances From Federal Home Loan Bank

       A summary of the Bank's borrowings from the Federal Home Loan Bank of Atlanta by year of maturity as of September 30, 1998 is as follows:



                                             1998               Rate
                                        ----------------     -----------

                                          (In thousands)

             1999                    $         1,000            6.00%
             2008                             20,000            5.08%
                                        ----------------     -----------

 Total weighted average rate         $        21,000            5.12%
                                        ================     ===========

       Fixed interest rate advances in the amounts of $5 million, $10 million and $5 million can be converted to variable interest rates by the Federal Home Loan Bank of Atlanta in years 2000, 2001 and 2003, respectively.

       There were no borrowings from the Federal Home Loan Bank as of September 30, 1997. Should the Bank elect to prepay these borrowings prior to maturity, prepayment penalties may be incurred. Advances from the Federal Home Loan Bank are secured with a blanket floating lien which includes a security interest in the FHLB stock held by the Bank and first mortgage loans of the Bank.

                                                                     (Continued)

                         FIRST FEDERAL SAVINGS AND LOAN
                             ASSOCIATION OF FLORIDA

                          Notes to Financial Statements

                           September 30, 1998 and 1997



(8)    Income Taxes

       The provision for income taxes for 1998, 1997 and 1996 consists of the following:


                                                             Current           Deferred               Total
                                                           -------------      ------------         ------------

                                                                             (In thousands)
        Year ended September 30, 1998:
             Federal                                   $      1,825               (782)               1,043
             State                                              190                (82)                 108
                                                           =============      ============         ============

                                                       $      2,015               (864)               1,151
                                                           =============      ============         ============

        Year ended September 30, 1997
             Federal                                   $        681                531                1,212
             State                                               30                 57                   87
                                                           =============      ============         ============

                                                       $        711                588                1,299
                                                           =============      ============         ============

        Year ended September 30, 1996:
             Federal                                   $        888               (848)                  40
             State                                               95                (91)                   4
                                                           =============      ============         ============

                                                       $        983               (939)                  44
                                                           =============      ============         ============

       The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 1998 and 1997 are presented below.

                                                                                     1998               1997
                                                                                   --------          ---------

                                                                                          (In thousands)
            Deferred tax assets:
               Loans receivable, due to allowance for loan losses, net          $      827              781
               Pension asset                                                           379               --
               Prepaid interest income                                                  21               10
               Self-insurance reserve                                                  339               11
                                                                                   --------          ---------

                    Total deferred tax assets                                        1,566              802
               Less valuation allowance                                                  --              --
                                                                                   --------          ---------

                    Net deferred tax assets                                          1,566              802
                                                                                   --------          ---------

                                                                     (Continued)

                         FIRST FEDERAL SAVINGS AND LOAN
                             ASSOCIATION OF FLORIDA

                          Notes to Financial Statements

                           September 30, 1998 and 1997

                                                                                     1998          1997
                                                                                   --------      ---------

                                                                                        (In thousands)

            Deferred tax liabilities:
               FHLB stock                                                       $     (457)        (456)
               Unrealized gain on investments available for sale                      (129)         (50)
               Loans receivable, due to deferred loan fees                              (1)         (25)
               Premises and equipment, due to differences in
                   depreciation methods and useful lives                               (42)         (32)
               Pension liability                                                        --          (88)
               Other                                                                    (1)          --
                                                                                   --------      ---------

                    Total deferred tax liabilities                                    (630)        (651)
                                                                                   --------      ---------

                    Net deferred tax assets (liabilities)                       $      936         (151)
                                                                                   ========      =========

       The Bank's effective rate on pretax income differs from the statutory Federal income tax rate as follows:

                                                                   Years ended September 30,
                                            -------------------------------------------------------------------------
                                              1998          %          1997           %           1996          %
                                            ----------    -------    ---------     ---------    ----------    -------


           Tax provision at statutory    $    1,202         34%       1,301           34%          101         34%
                rate
           Increase (decrease) in tax
             resulting from:
                Tax-exempt interest,
                net of                          (17)        (1%)        (22)          (1%)         (45)       (15%)
                  scaleback
                State income taxes,
                net of
                  Federal income tax             65          2%          78           38%          (38)       (13%)
                  benefit
                Other, net                      (99)        (2%)        (58)         (26%)         (26)        (9%)
                                            ----------    -------    ---------     ---------    ----------    -------

                                         $    1,151         33%       1,299           44%           44         15%
                                            ==========    =======    =========     =========    ==========    =======

       Until 1997, under the Internal Revenue Code (Code), the Bank was allowed a special bad debt deduction for additions to tax bad debt reserves established for the purpose of absorbing losses. Provisions of the Code permitted the Bank two methods of determining the bad debt deduction: the experience method or the percentage of taxable income method. The statutory percentage used to calculate the percentage of taxable income method bad debt deduction was 8% before such deduction. The experience method was calculated using actual loss experience of the Bank.

                                                                     (Continued)

                         FIRST FEDERAL SAVINGS AND LOAN
                             ASSOCIATION OF FLORIDA

                          Notes to Financial Statements

                           September 30, 1998 and 1997



       The Small Business Job Protection Act of 1996 repealed the percentage of taxable income method of accounting for bad debts for tax years beginning after 1995. The Bank switched solely to the experience method to compute its bad debt deduction in 1997 and future years. The Bank is required to recapture into taxable income the portion of its bad debt reserves that exceed its bad debt reserves calculated under the experience method since 1987. The Bank will recapture bad debt reserves totaling approximately $350,000 as a result of this change in law.

       The Bank elected to use the percentage of taxable income method for the year ended September 30, 1996. The Code also imposes an alternative minimum tax at a 20% rate on taxable income plus certain adjustments and preference items. The alternative minimum tax is imposed only if it exceeds the regular tax liability.

       Retained income at September 30, 1998 includes approximately $5.8 million base year tax bad debt reserve for which no deferred Federal and state income tax liability has been recognized. These amounts represent an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amounts was approximately $4.9 million at September 30, 1998.


(9)    Concentration of Credit Risk

       The Bank originates real estate, consumer, and commercial loans primarily in its Central Florida market area. Although the Bank has a diversified loan portfolio, a substantial portion of its borrowers' ability to honor their contracts is dependent upon the economy of Central Florida. The Bank does not have a significant exposure to any individual customer or counterparty.

       The Bank manages its credit risk by limiting the total amount of arrangements outstanding with individual customers, by monitoring the size and maturity structure of the loan portfolio, by obtaining collateral based on management's credit assessment of the customers, and by applying a uniform credit process for all credit exposures.

                                                                     (Continued)

                         FIRST FEDERAL SAVINGS AND LOAN
                             ASSOCIATION OF FLORIDA

                          Notes to Financial Statements

                           September 30, 1998 and 1997



(10)   Regulatory Matters

       The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

       Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined).

       As of May 15, 1998, the most recent notification from the Office of Thrift Supervision categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

       The Bank's actual capital amounts and ratios are also presented in the table.

                                                                   (Dollars in thousands)
                                             -------------------------------------------------------------------
                                                                                               To be well
                                                                                              capitalized
                                                                      For capital             under prompt
                                                                        adequacy           corrective action
                                                   Actual               purpose                provisions
                                             -------------------  ---------------------  ----------------------
                                              Amount     Ratio      Amount     Ratio      Amount       Ratio

             As of September 30, 1998:
                Total capital (to risk-
                  weighted assets)            $38,451     15.6%     $19,786     8.0%      $24,732      10.0%
                Tier I capital (to risk-
                  weighted assets)             35,887     14.5%       9,893     4.0%       14,839      6.0%
                Tier I capital
                  (to average assets)          35,887      8.7%      16,599     4.0%       20,748      5.0%
                                             ========== =========  ========== =========  ==========  ==========

                                                                     (Continued)

                         FIRST FEDERAL SAVINGS AND LOAN
                             ASSOCIATION OF FLORIDA

                          Notes to Financial Statements

                           September 30, 1998 and 1997


                                                                  (Dollars in thousands)
                                             -------------------------------------------------------------------
                                                                                               To be well
                                                                                              capitalized
                                                                      For capital             under prompt
                                                                        adequacy           corrective action
                                                   Actual               purpose                provisions
                                             -------------------  ---------------------  ----------------------
                                              Amount     Ratio      Amount     Ratio      Amount       Ratio

             As of September 30, 1997:
                Total capital (to risk-
                  weighted assets)            $36,135     13.6%     $21,288     8.0%      $26,610      10.0%
                Tier I capital (to risk-
                  weighted assets)             33,502     12.6%      10,644     4.0%       15,966       6.0%
                Tier I capital
                  (to average assets)          33,502      7.2%      18,715     4.0%       23,394       5.0%
                                             ========== =========  ========== =========  ==========  ==========

(11)   Savings Association Insurance Fund

       The Bank pays deposit insurance premiums to the FDIC's Savings Association Insurance Fund (SAIF). The majority of commercial banks pay such premiums to the FDIC's Bank Insurance Fund (BIF). The SAIF and BIF previously assessed deposit insurance premiums at the same rate. However, effective September 30, 1995, the FDIC reduced the minimum assessment rate applicable to BIF deposits, but not SAIF deposits, from 23 basis points of covered deposits to four basis points of covered deposits, and effective January 1, 1996, further reduced the BIF rate to zero. This disparity in assessment rates may place the Bank at a competitive disadvantage to institutions whose deposits are exclusively or primarily BIF insured (such as most commercial banks).

                                                                     (Continued)

                         FIRST FEDERAL SAVINGS AND LOAN
                             ASSOCIATION OF FLORIDA

                          Notes to Financial Statements

                           September 30, 1998 and 1997



       On September 30, 1996, President Clinton signed into law H.R. 3610, which is intended to recapitalize the SAIF and substantially bridge the assessment rate disparity existing between SAIF and BIF insured institutions. The new law subjects institutions with SAIF assessable deposits, including the Bank, to a one-time assessment estimated to be approximately .657% of covered deposits as of March 31, 1995, and provides for a 20% reduction of this assessment for certain institutions, including the Bank. The new law remains to be implemented by the FDIC and the FDIC's interpretation of the new law may affect actual amounts paid by depository institutions. This one-time assessment resulted in a pre-tax charge of approximately $2.5 million. Under the provisions of the new law, the assessment may be treated for tax purposes as a fully deductible "ordinary and necessary business expense." Results of operations for the year ended September 30, 1996 included this one-time assessment.


(12)   Sale of Branches

       On October 29, 1997, the Bank entered into an agreement to sell substantially all of the loans, with a majority of the loans sold on a servicing-released basis, and certain liabilities (primarily deposit liabilities) of the branches located in north Florida. The sale included loans at 80% of the deposit liability. The remaining 20% of the purchase was funded with cash. The purchase included the branches, except for two branches which were closed by the Bank because the Bank is precluded from conducting any further business at those locations. The transaction was completed January 30, 1998. Assets of approximately $52.5 million, including loans of $44.6 million, property and equipment of $705,000, cash of $10.1 million, and liabilities consisting primarily of deposit accounts of $55.5 million, were sold for a gain of approximately $3.0 million. The remaining two branches are under contract for sale to a third party. The sale of the two branches is expected to close in 1999 at no loss to the Bank.


(13)   Benefit Plans

       On September 28, 1998, the Board of Directors approved a non-qualified Director Retirement Plan (Retirement Plan). The Retirement Plan will pay all Directors that have served on the board at least ten years, $1,000 per month for 120 months beginning at the end of their final three-year term. For the year ended September 30, 1998, the Bank has recognized expense of $410,000 related to this Retirement Plan. The weighted-average discount rate used to measure the expense for the year ended September 30, 1998 was 5.5%. This expense is a component of compensation expense on the statements of earnings.

       The Bank maintains a noncontributory defined benefit pension plan ("Plan") covering substantially all employees who meet minimum service requirements. The benefit formula of the Plan generally bases payments to retired employees upon their length of service and a percentage of qualifying compensation during the final years of employment.

                                                                     (Continued)

                         FIRST FEDERAL SAVINGS AND LOAN
                             ASSOCIATION OF FLORIDA

                          Notes to Financial Statements

                           September 30, 1998 and 1997



     On September 28, 1998, the Board of Directors froze benefit accruals for the Plan effective November 3, 1998. The Bank anticipates allocating to the participants their full present value of accrued benefits based on the Plan liquidation guidelines, as prescribed by the Internal Revenue Code. The present value of benefit obligations at September 30, 1998 is approximately $5.7 million and the plan assets at fair value are approximately $4.0 million. As a result, the Bank recognized compensation and employee benefits expense for 1998 of $1.7 million as an actuarial estimate of benefits payable upon liquidation, and the related liability is a component of other liabilities on the statement of financial condition.

     The following table sets forth the funded status of the Plan and amounts recognized in the Bank's balance sheet at September 30, 1998 and 1997:

                                                                                       1998            1997
                                                                                     ----------     ----------
                                                                                          (In thousands)
              Actuarial present value of benefit obligations:
                 Vested accumulated benefit obligation                             $   (5,672)       (3,272)
                                                                                     ----------     ----------

                 Accumulated benefit obligation                                        (5,672)       (3,272)
                 Additional benefits based on estimated future salary levels
                                                                                           --        (1,132)
                                                                                     ----------     ----------

                        Projected benefit obligation                                   (5,672)       (4,404)
              Plan assets at fair value                                                 3,997         3,616
                                                                                     ----------     ----------

                        Funded status                                              $   (1,675)         (788)
                                                                                     ==========

              Unrecognized net assets at October 1, 1987 being
                 recognized over 13 years                                                              (117)
              Unrecognized net loss                                                                      52
              Unrecognized prior service cost                                                           440
                                                                                                    ----------

                                                                                                   $   (413)
                                                                                                    ==========

                                                                     (Continued)

                         FIRST FEDERAL SAVINGS AND LOAN
                             ASSOCIATION OF FLORIDA

                          Notes to Financial Statements

                           September 30, 1998 and 1997



       Pension cost for the year ended September 30, 1997 and 1996 included the following components:

                                                                          1997           1996
                                                                        ---------      ---------

                                                                              (In thousands)

            Service cost - benefits earned during the period       $     207              200
            Interest cost                                                304              272
            Actual return on assets held in plan                         (580)            (155)
            Net amortization and deferral                                335              (64)
                                                                        ---------      ---------

               Net periodic pension cost                           $     266              253
                                                                        =========      =========

       The weighted-average discount rate used to measure the projected benefit obligation is approximately 6% at September 30, 1998 and approximately 8% at September 30, 1997 and 1996; the rate of increase in future compensation levels is 5% at September 30, 1997 and 1996; and the expected long-term rate of return on assets is approximately 6.5% for September 30, 1998 and approximately 8.25% for September 30, 1997 and 1996. No increase in future compensation levels was used at September 30, 1998 as the Plan has been frozen by the Board of Directors.


(14)   Fair Values of Financial Instruments

       Fair value estimates, methods and assumptions are set forth below for the Bank's financial instruments at September 30, 1998 and 1997.

       Cash and cash equivalents: The carrying amount of cash and cash equivalents (demand deposits maintained by the Bank at various financial institutions and federal funds sold) represents fair value.

       Investments: The Bank's investment securities represent investments in U.S. Government Agency obligations, Collateralized Mortgage Obligations and mortgage-backed securities. The fair value of these investments was estimated based on quoted market prices or bid quotations received from securities dealers.

       Federal Home Loan Bank stock: The Federal Home Loan Bank stock is not publicly traded and the carrying amount was used to estimate the fair value.

                                                                     (Continued)

                         FIRST FEDERAL SAVINGS AND LOAN
                             ASSOCIATION OF FLORIDA

                          Notes to Financial Statements

                           September 30, 1998 and 1997



       Loans: Fair values are estimated for the Bank's portfolio of loans by grouping loans with similar financial characteristics. The loans have been segregated by type, such as fixed and variable rate first mortgage loans and other loans. The fair value of loans is estimated by discounting the future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for similar maturities.

       Deposit liabilities: The fair value of deposits with no stated maturity (i.e., interest and noninterest-bearing checking accounts and savings accounts) is equal to the amount payable as of September 30, 1998 and 1997. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered by the Bank for deposits of similar remaining maturities.

       Federal Home Loan Bank advances: The fair value of advances is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered by creditors for advances of similar remaining maturities.

       Due to banks: The carrying value of cash due to other financial institutions represents fair value.

       Commitments: The Bank makes commitments in the normal course of business to originate loans. All such commitments are for relatively short periods of time, so the market value of the loan on the commitment date and origination or delivery date is seldom materially different.

                                                                     (Continued)

                         FIRST FEDERAL SAVINGS AND LOAN
                             ASSOCIATION OF FLORIDA

                          Notes to Financial Statements

                           September 30, 1998 and 1997



       The estimated fair values of the Bank's financial instruments at September 30, 1998 and 1997 are as follows:

                                                                                           1998
                                                                               -----------------------------
                                                                                Carrying         Estimated
                                                                                 amount          fair value
                                                                               -----------      ------------

                                                                                      (In thousands)
              Financial assets:
                 Cash and cash equivalents                                  $      5,217          5,217
                 Investments available for sale                                   42,225         42,225
                 Investment securities held to maturity                           18,736         18,524
                 Federal Home Loan Bank stock                                      2,863          2,864
                 Loans (carrying amount net of allowance
                    for loan loss of $2,564)                                     338,610        341,513
                                                                               ===========    ============

              Financial liabilities:
                 Deposits:
                    Without stated maturities                               $     90,798         90,798
                    With stated maturities                                       261,382        258,744
                 Federal Home Loan Bank advances                                  21,000         19,149
                 Due to banks                                                      4,569          4,569
                                                                               ===========    ============

              Commitments:
                 Loan commitments                                           $         --          1,985
                                                                               ===========    ============

                                                                                           1997
                                                                               -----------------------------
                                                                                Carrying       Estimated
                                                                                 amount        fair value
                                                                               -----------    ------------

                                                                                      (In thousands)
              Financial assets:
                 Cash and cash equivalents                                  $     21,842         21,842
                 Investments available for sale                                   36,761         36,761
                 Investment securities held to maturity                           37,812         37,311
                 Federal Home Loan Bank stock                                      2,864          2,864
                 Loans (carrying amount net of allowance
                    for loan loss of $2,633)                                     355,551        364,311
                                                                               ===========    ============

              Financial liabilities:
                 Deposits:
                    Without stated maturities                               $     96,718         96,718
                    With stated maturities                                       332,996        332,465
                 Due to banks                                                        483            483
                                                                               ===========    ============

              Commitments:
                 Loan commitments                                           $         --          3,721
                                                                               ===========    ============

                                                                     (Continued)

                         FIRST FEDERAL SAVINGS AND LOAN
                             ASSOCIATION OF FLORIDA

                          Notes to Financial Statements

                           September 30, 1998 and 1997



(15)   Commitments and Contingencies

       In the ordinary course of business, the Bank has various outstanding commitments and contingent liabilities that are not reflected in the accompanying financial statements. In addition, the Bank is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the financial conditions of the Bank.


================================================================================  ==================================================

You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different.This document does not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation would be unlawful. The affairs of First
Federal Florida or FloridaFirst Bancorp may change after the date of this prospectus. Delivery of this document and the sales of shares made hereunder does not mean otherwise.

                   TABLE OF CONTENTS
                                                                            Page
Questions and Answers.......................................................
Summary ....................................................................
^ Risk Factors..............................................................
First Federal Florida ......................................................
FloridaFirst Bancorp........................................................
FloridaFirst Bancorp, MHC...................................................
Use of Proceeds.............................................................
Dividend Policy.............................................................                 ^
Wavier of Dividends by the MHC..............................................
MHC Conversion to Stock Form................................................
Market for Common Stock.....................................................
Capitalization..............................................................
Pro Forma Data..............................................................
Historical and Pro Forma Capital Compliance.................................                   FloridaFirst Bancorp
^ Selected Financial and Other Data.........................................
Management's Discussion and Analysis of
 Financial Condition and Results of Operations..............................
Business of the Company.....................................................
Business of the Bank........................................................
Regulation .................................................................
Taxation....................................................................                    -------------------
Management .................................................................
The Reorganization..........................................................
The Offering................................................................                         PROSPECTUS
^ Restrictions on Acquisition of ^ the Company..............................
Description of Capital Stock................................................
Legal and Tax Opinions......................................................                    -------------------
Experts.....................................................................
Registration Requirements...................................................
Where You Can Find Additional Information...................................
Index to Financial Statements  .............................................                      Sandler O'Neill & Partners, L.P.

Until the later of __________  ____,  1999 or 25 days after  commencement of the                 ____________ ____, 1999
offering, all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is
in addition to the dealers'  obligation  to deliver a prospectus  when acting as          THESE SECURITIES ARE NOT DEPOSITS OR
underwriters and with respect to their unsold allotments or subscriptions.                SAVINGS ACCOUNTS AND ARE NOT FEDERALLY
                                                                                          INSURED OR GUARANTEED.

================================================================================  ==================================================


                PART II: INFORMATION NOT REQUIRED IN PROSPECT^ US

^

Item 16. Exhibits and Financial Statement Schedules:

         The  financial   statements   and  exhibits   filed  as  part  of  this
Registration Statement are as follows:

                   (a)     List of Exhibits:

                   1       Agency Agreement with Sandler O'Neill & Partners, L.P.*

                   2       Plan of Mutual Holding Company Reorganization and Stock Issuance

                   3(i)    Charter of FloridaFirst Bancorp*

                   3(ii)   Bylaws of FloridaFirst Bancorp*

                   4       Specimen Stock Certificate of FloridaFirst Bancorp *

                   5       Opinion of Malizia, Spidi, Sloane & Fisch, P.C. regarding legality of securities registered*

                   8.1     Federal Tax Opinion of Malizia, Spidi, Sloane & Fisch, P.C.

                   8.2     ^ Florida Tax Opinion of Hahn, McClurg, Watson, Griffith & Bush, P.A.

                   8.3     Statement of Feldman Financial Advisors, Inc. as to the value of subscription rights*

                  10.1     Employment Agreement with Gregory C. Wilkes*

                  10.2     Form of Employment Agreement*^

                  23.1     Consent of Malizia, Spidi, Sloane & Fisch, P.C. (included with Exhibit 5)

                  23.2     Consent of KPMG Peat Marwick LLP*

                  23.3     Consent of Feldman Financial Advisors, Inc.*

                  24       Power of Attorney (included with signature page)*

                  27       Financial Data Schedule ^(filed electronically only)*

                  99.1     Marketing Materials*

                  99.2     Appraisal Report^

                 ^99.3     Prospectus Supplement For Syndicated Community Offering

-------------------
*        Previously filed ^



                                   SIGNATURES


          Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Lakeland, Florida as of ^ February 4, 1999.



                                             FLORIDAFIRST BANCORP



                                             /s/ Gregory C. Wilkes*
                                             -----------------------------------
                                             Gregory C. Wilkes
                                             President, Chief Executive Officer,
                                             and Director
                                             (Duly authorized representative)



          We the undersigned directors and officers of FloridaFirst Bancorp do hereby severally constitute and appoint Gregory C. Wilkes and Kerry P. Charlet our true and lawful attorneys and agents, to do any and all things and acts in our names in the capacities indicated below and to execute all instruments for us and in our names in the capacities indicated below which said Gregory C. Wilkes and Kerry P. Charlet may deem necessary or advisable to enable FloridaFirst Bancorp to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration statement on Form S-1 relating to the offering of FloridaFirst Bancorp's common stock, including specifically but not limited to, power and authority to sign for us or any of us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto; and we hereby ratify and confirm all that Gregory C. Wilkes and Kerry P. Charlet shall do or cause to be done by virtue hereof.


          Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated as of ^ February 4, 1999.

/s/ Gregory C. Wilkes*                    /s/ Kerry P. Charlet*
-------------------------------------     --------------------------------------------
Gregory C. Wilkes                         Kerry P. Charlet
President, Chief Executive Officer        Senior Vice President and Chief
and Director                              Financial Officer

                                          (Principal Financial and Accounting Officer)



/s/ Charles W. Bovay*                     /s/ Llewellyn N. Belcourt*
-------------------------------------     --------------------------------------------
Charles W. Bovay                          Llewellyn N. Belcourt
Chairman of the Board                     Director


/s/ Robert H. Artman*                     /s/ Rudy H. Thornberry*
-------------------------------------     --------------------------------------------
Robert H. Artman                          Rudy H. Thornberry
Director                                  Director


----------------
* Signed pursuant to a Power of Attorney.



/s/ Nis Nissen*                           /s/ Stephen A. Moore, Jr.*
-------------------------------------     --------------------------------------
Nis Nissen                                Stephen A. Moore, Jr.
Director                                  Director


/s/ G.F. Zimmermann, III*
-------------------------------------
G.F. Zimmermann, III
Director


----------------
* Signed pursuant to a Power of Attorney.

   As filed with the Securities and Exchange Commission on ^ February 4, 1999

                                                    Registration No. 333-^ 69239
--------------------------------------------------------------------------------



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  ^EXHIBIT TO
                          PRE-EFFECTIVE AMENDMENT NO. 1
                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                             ----------------------

                              FLORIDAFIRST BANCORP
               (Exact name of registrant as specified in charter)


        United States                 6035               59-3545582
----------------------------    -----------------      -------------------
(State or other jurisdiction    (Primary SIC No.)      (I.R.S. Employer
of incorporation or                                    Identification No.)
organization)

              205 East Orange Street, Lakeland, Florida 33801-4611
                                 (941) 688-6811
                                 --------------
               (Address, including zip code, and telephone number,
              including area code, of principal executive offices)


                              Mr. Gregory C. Wilkes
                                    President
                              FloridaFirst Bancorp
              205 East Orange Street, Lakeland, Florida ^33801-4611
                                  (941) 688-6811
                                  --------------
            (Name, address and telephone number of agent for service)


                  Please send copies of all communications to:
                             Charles E. Sloane, Esq.
                           ^Gregory A. Gehlmann, Esq.
                               Ruel B. Pile, Esq.
                      MALIZIA, SPIDI, SLOANE & FISCH, P.C.
           1301 K Street, N.W., Suite 700 East, Washington, D.C. 20005


        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

   As soon as practicable after this registration statement becomes effective.

                             INDEX ^ OF EXHIBITS TO
                          PRE-EFFECTIVE AMENDMENT NO. 1
                                    FORM S-1

Exhibit
-------
(a)      List of Exhibits:

1        Agency Agreement with Sandler O'Neill & Partners, L.P.*

2        Plan of Mutual Holding Company Reorganization and Stock Issuance

3(i)     Charter of FloridaFirst Bancorp*

3(ii)    Bylaws of FloridaFirst Bancorp*

4        Specimen Stock Certificate of FloridaFirst Bancorp*

5        Opinion of Malizia, Spidi, Sloane & Fisch, P.C. regarding legality of securities registered*

8.1      Federal Tax Opinion of Malizia, Spidi, Sloane & Fisch, P.C.

8.2      ^ Florida Tax Opinion of Hahn, McClurg, Watson, Griffith & Bush, P.A.

8.3      Statement of Feldman Financial Advisors, Inc. as to the value of subscription rights*

10.1     Employment Agreement with Gregory C. Wilkes*

10.2     Form of Employment Agreement*^

23.1     Consent of Malizia, Spidi, Sloane & Fisch, P.C. (included with Exhibit 5)

23.2     Consent of KPMG Peat Marwick LLP*

23.3     Consent of Feldman Financial Advisors, Inc.*

24       Power of Attorney (included with signature page)

27       Financial Data Schedule ^(filed electronically only)*

99.1     Marketing Materials*

99.2     Appraisal Report^

^99.3     Prospectus Supplement For Syndicated Community Offering

-------------------
*        ^ Previously filed